Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

RECTORSEAL, LLC,

T.A. INDUSTRIES, INC.,

SELLERS,

SELLER REPRESENTATIVE

and,

solely for purposes of Sections 1.8, 6.5(d) and 13.18,

CSW INDUSTRIALS, INC.

Dated as of November 4, 2020

Contents

ARTICLE 1 PURCHASE AND SALE; THE CLOSING		1

1.1	Purchase and Sale of the Shares	1
1.2	Purchase Price	1
1.3	Tax Withholding	2
1.4	Closing	2
1.5	Closing Obligations	2
1.6	Escrow	4
1.7	Reserve Account	4
1.8	Issuance of Stock Consideration	5

ARTICLE 2 PURCHASE PRICE ADJUSTMENT		5

2.1	Estimated Closing Working Capital, Cash, Indebtedness, and Seller Transaction Expenses	5
2.2	Buyer Closing Statement	6
2.3	Disagreement and Resolution	6
2.4	Net Adjustment Amount	8

ARTICLE 3 REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS		9

3.1	Authority and Enforceability	9
3.2	Conflicts	10
3.3	Litigation	10
3.4	Ownership of the Shares	10
3.5	Investment in Stock Consideration	10
3.6	No Other Representations or Warranties	11

ARTICLE 4 REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES		12

4.1	Organization and Power	12
4.2	Authority and Enforceability	12
4.3	Conflicts	13
4.4	Capitalization	13
4.5	Subsidiaries	14
4.6	Financial Statements	14
4.7	Transactions with Affiliates	15
4.8	Tangible Personal Property; Sufficiency of Assets	15
4.9	No Undisclosed Liabilities; Indebtedness	16
4.10	Operations Since the Most Recent Balance Sheet Date	16
4.11	Taxes	19
4.12	Permits	22
4.13	Real Property	22
4.14	Intellectual Property; Data	24
4.15	Compliance with Laws	26

-i-

4.16	Contracts	26
4.17	Employees	28
4.18	Employee Benefits	30
4.19	Environmental Compliance	31
4.20	Litigation	33
4.21	Insurance	34
4.22	Customers and Suppliers	34
4.23	Recalls; Product Warranties and Liability	35
4.24	Bank Accounts and Powers of Attorney	35
4.25	Accounts Receivable; Inventory	35
4.26	Absence of Certain Business Practices	36
4.27	No Brokers	37

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		37

5.1	Organization and Power	37
5.2	Authority and Enforceability	37
5.3	Conflicts	37
5.4	No Litigation	38
5.5	Parent Stock	38
5.6	No Parent Stockholder Approval	38
5.7	Parent SEC Reports	38
5.8	Financial Capacity	39
5.9	Solvency	39
5.10	No Other Representations or Warranties	39
5.11	No Brokers	39

ARTICLE 6 ACTIONS PRIOR TO THE CLOSING DATE		40

6.1	Access to Information	40
6.2	Consents of Third Parties; Governmental Approvals	41
6.3	Operations Prior to the Closing Date	42
6.4	Reasonable Best Efforts	43
6.5	Confidentiality; Public Announcements	43
6.6	Exclusivity	44
6.7	Personal Guaranties	44
6.8	Listing	44
6.9	Lock-Up	45
6.10	Registration Rights Agreement	45
6.11	Indebtedness	45
6.12	Data Room Documentation	45
6.13	Affiliate Contracts	45
6.14	Director Loans	46

ARTICLE 7 OTHER AGREEMENTS		46

7.1	RWI Policy	46

-ii-

7.2	Non-Competition; Non-Solicitation; Non-Disparagement	47
7.3	Release	48
7.4	Access to Records after the Closing	49
7.5	Fidelity Charitable	49

ARTICLE 8 TAX MATTERS		50

8.1	Tax Returns	50
8.2	Straddle Periods	51
8.3	Post-Closing Actions	51
8.4	Amended Tax Returns	52
8.5	Refunds	52
8.6	Contests	53
8.7	Tax Cooperation	55
8.8	Transfer Taxes	55
8.9	T.A Vietnam Valuation Report	55
8.10	Resale Certificates	55
8.11	Tax Sharing Agreements	56
8.12	Tax Treatment of Certain Payments	56
8.13	Tax Disputes	56

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER		56

9.1	Representations and Warranties	56
9.2	Performance of Obligations	57
9.3	No Material Adverse Effect	57
9.4	Required Consents	57
9.5	Resignations	57
9.6	No Action	57
9.7	No Injunction	57
9.8	HSR Act	57
9.9	Deliveries by Sellers	57

ARTICLE 10 CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS		58

10.1	Representations and Warranties	58
10.2	Performance of Obligations	58
10.3	No Action	58
10.4	No Injunction	58
10.5	HSR Act	58
10.6	Deliveries by Buyer	58

ARTICLE 11 INDEMNIFICATION		58

11.1	NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES	58
11.2	Indemnification by Sellers	59
11.3	Indemnification Payments and Release of Indemnity Escrow Amount	59
11.4	Indemnification Limitations	60

-iii-

ARTICLE 12 TERMINATION		60

12.1	Termination	60
12.2	Effect of Termination	61

ARTICLE 13 GENERAL PROVISIONS		61

13.1	Notices	61
13.2	Governing Law	62
13.3	WAIVER OF JURY TRIAL	63
13.4	Jurisdiction	63
13.5	Attorneys’ Fees	64
13.6	Expenses	64
13.7	Further Assurances	64
13.8	Entire Agreement	64
13.9	Amendments and Waivers	64
13.10	Assignment; No Third Party Beneficiary	65
13.11	Partial Invalidity	65
13.12	Execution in Counterparts	65
13.13	Interpretation	65
13.14	No Rescission	68
13.15	Certain Matters Regarding Representation of Sellers and the Group Companies	68
13.16	Seller Representative	69
13.17	Enforcement of Agreement	70
13.18	Parent Company Guaranty	71

EXHIBIT A – DEFINITIONS

EXHIBIT B – OFFICER’S CERTIFICATE

EXHIBIT C – WIRE INFO

EXHIBIT D – ESCROW AGREEMENT

EXHIBIT E – WORKING CAPITAL

EXHIBIT F – REGISTRATION RIGHTS AGREEMENT

EXHIBIT G – PAYMENT DIRECTION LETTER

ANNEX I – LIST OF SELLERS AND PRO RATA SHARE

ANNEX II – EXAMPLE OF WORKING CAPITAL

-iv-

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of November 4, 2020 by and among RectorSeal, LLC, a Delaware limited liability company (“Buyer”), T.A. Industries, Inc. d/b/a Truaire, a California corporation (the “Company”), Yongki Yi as Seller Representative (defined below), the sellers of the Company as set forth on Annex I hereto (individually each a “Seller” and collectively, “Sellers”) and, solely for purposes of Sections 1.8, 6.5(d) and 13.18, CSW Industrials, Inc., a Delaware corporation (“Parent”). The parties hereto are individually each a “Party” and collectively the “Parties.” Exhibit A contains definitions of certain terms used in this Agreement.

RECITALS

A.     Sellers collectively own all of the shares of common stock, no par value, of the Company set forth opposite their respective names on Annex I hereto (the “Shares”), which Shares represent all of the issued and outstanding Equity Interests of the Company.

B.      Sellers each desire to sell, and Buyer desires to purchase, the Shares for the consideration, on the terms and subject to the conditions set forth in this Agreement.

C.      Concurrently with the execution and delivery of this Agreement, as a condition to Buyer’s willingness to enter into this Agreement, Yongki Yi and Tony Yi are each entering into consulting agreements with Buyer (the “Consulting Agreements”), which Consulting Agreements shall be effective upon the Closing.

D.      Prior to the Closing, Sellers and Parent shall enter into the Registration Rights Agreement (defined below) providing for certain registration rights of Sellers with respect to the Parent Stock acquired by Sellers as partial consideration for the sale of the Shares hereunder.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1
PURCHASE AND SALE; THE CLOSING

1.1     Purchase and Sale of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, transfer and deliver the Shares to Buyer, and Buyer shall purchase the Shares from Sellers.

1.2     Purchase Price. Subject to adjustment as provided in ARTICLE 2, the aggregate purchase price for the Shares shall be $284,000,000 in cash (the “Unadjusted Cash Consideration”), plus or minus any Net Adjustment Amount payable under Section 2.4, and 849,852 shares of Parent Stock (the “Stock Consideration”). The number of shares of Parent Stock comprising the Stock Consideration shall be equitably adjusted in the event of a stock split, combination, re-classification, recapitalization, exchange, stock dividend or other distribution payable in Parent Stock that occurs prior to the Closing.

1.3         Tax Withholding. Buyer shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to the making of such payments under any provision of U.S. federal, state, local or foreign Tax Law and instead shall pay such amount to the applicable Governmental Authority. Before making any such deduction or withholding, Buyer shall use reasonable best efforts to give Seller Representative notice of the intention to make such deduction or withholding at least three Business Days prior to making any such deduction or withholding (except in the case of any withholding required as a result of a failure to deliver a non-foreign seller affidavit as set forth in Section 1.5(a)(vi) or any withholding on compensatory payments made in connection with this Agreement), and such notice shall include the authority, basis and method of calculation for the proposed deduction or withholding, in order for Seller Representative to assist the applicable payee in obtaining reduction of, or relief from, such deduction or withholding to the extent allowed under Law. To the extent that amounts are properly so withheld by Buyer and paid to the applicable Governmental Authority, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made by Buyer.

1.4         Closing. The consummation of the sale of the Shares (the “Closing”) shall occur on the third Business Day after the last of the conditions set forth in ARTICLE 9 and ARTICLE 10 (other than those conditions that, by their terms, cannot be satisfied until the Closing but which are capable of being satisfied at the Closing) has been satisfied or waived. The Closing shall be held virtually (via the exchange of executed documents and other deliverables by PDF or other means of electronic delivery) rather than in-person. The date on which the Closing is actually held is referred to herein as the “Closing Date”. The sale of the Shares shall be deemed (for corporate, tax, accounting and all other purposes) to take place and to be effective at 11:59 p.m. (Venue time) on the Closing Date (the “Effective Time”), except as may otherwise be expressly provided herein.

1.5         Closing Obligations. At the Closing:

(a)         Sellers shall deliver to Buyer:

(i)            certificates representing the Shares and assignments separate from certificate transferring the Shares to Buyer free and clear of all Encumbrances;

(ii)           the Formation Documents of each Group Company, duly certified as of a recent date by the applicable Governmental Authority of its Formation Jurisdiction;

(iii)          a good standing certificate of the Company from the applicable Governmental Authority of its Formation Jurisdiction, dated as of a recent date;

(iv)          a counterpart to the Escrow Agreement, duly executed by Seller Representative;

(v)           a counterpart to the Registration Rights Agreement, duly executed by each Seller;

(vi)          a properly completed IRS Form W-9 from each Seller in accordance with Proposed Treasury Regulations Section 1.1445-2(b)(2)(v);

(vii)         an officer’s certificate substantially in the form attached hereto as Exhibit B, dated the Closing Date, duly executed by Tony Yi, in his capacity as Vice President of the Company;

(viii)        the duly tendered Resignations;

(ix)           invoices, if applicable, reflecting the unpaid Seller Transaction Expenses, together with wire transfer instructions for the payees thereof;

(x)            from the spouse of each Seller, a spousal consent in form and substance satisfactory to Buyer and duly executed by such spouse;

(xi)           true, correct and complete copies of the minute books, stock registries and seal, if any, of the Group Companies;

(xii)          a counterpart to the payment direction letter to effectuate the repayment of the Director Loan Balances in accordance with the terms of Section 6.14, in the form attached hereto as Exhibit G (the “Payment Direction Letter”), duly executed by the 2014 Yi Family Trust, UKJ, LLC, Yongki Yi, in his individual capacity, Tony Yi, in his individual capacity, and the Company; and

(xiii)         all other documents, instruments or writings required to be delivered by Sellers at or prior to the Closing pursuant to this Agreement.

(b)         Buyer shall deliver to Sellers:

(i)             in accordance with their respective Pro Rata Share, by wire transfer of immediately available funds to the applicable accounts set forth on Exhibit C, an amount equal to the Unadjusted Cash Consideration, minus the Adjustment Escrow Amount, minus the Indemnity Escrow Amount, minus the Reserve Amount, plus the Estimated Closing Working Capital Surplus, if any, minus the Estimated Closing Working Capital Deficiency, if any, plus the Estimated Closing Cash, minus the Estimated Closing Indebtedness, minus the Estimated Seller Transaction Expenses;

(ii)            in accordance with Section 1.8, the Stock Consideration;

(iii)           a counterpart to the Escrow Agreement, duly executed by Buyer and the Escrow Agent;

(iv)           a counterpart to the Registration Rights Agreement, duly executed by Buyer;

(v)           a certificate of a duly authorized officer of Buyer, dated the Closing Date, certifying as to the matters set forth in Sections 10.1 and 10.2;

(vi)          a certificate of insurance or other written evidence of in-force coverage under the RWI Policy effective as of the Closing;

(vii)         a counterpart to the Payment Direction Letter, duly executed by Buyer; and

(viii)        all other documents, instruments or writings required to be delivered by Buyer at or prior to the Closing pursuant to this Agreement.

(c)          On behalf of the Group Companies, Buyer shall pay to the applicable payees the debt payoff amounts for all Estimated Closing Indebtedness in accordance with the Payoff Letters provided to Buyer in accordance with Section 9.9; it being understood that such debt payoff amounts shall be deemed to have been paid prior to the Effective Time.

1.6         Escrow.

(a)          At or prior to the Closing, Buyer shall deposit with the Escrow Agent in a separate account (the “Adjustment Escrow Account”), cash in an amount equal to $1,000,000 (which amount, together with any earnings thereon, shall constitute the “Adjustment Escrow Amount”). The Escrow Agent shall hold the Adjustment Escrow Amount as security for the satisfaction of Sellers’ obligations, if any, to pay any Net Adjustment Amount to Buyer pursuant to Section 2.4(d), and shall disburse the same in accordance with the terms of the Escrow Agreement attached hereto as Exhibit D (the “Escrow Agreement”).

(b)          At or prior to the Closing, Buyer shall deposit with the Escrow Agent in a separate account (the “Indemnity Escrow Account”), cash in an amount equal to $12,500,000 (which amount, together with any earnings thereon, shall constitute the “Indemnity Escrow Amount”). The Escrow Agent shall hold the Indemnity Escrow Amount as security for the satisfaction of Sellers’ obligations, if any, pursuant to Section 11.2, and shall disburse the same in accordance with the terms of the Escrow Agreement.

(c)          All fees payable to the Escrow Agent pursuant to the Escrow Agreement shall be borne 50% by Buyer and 50% by Seller Representative, on behalf of Sellers.

1.7         Reserve Account. At the Closing, Buyer shall deliver to Seller Representative cash in an amount equal to $1,000,000 (which amount, together with any earnings thereon, shall constitute the “Reserve Amount”) for deposit into a segregated account in a bank wherein deposits are insured by the Federal Deposit Insurance Corporation (the “Reserve Account”), which Reserve Account shall be controlled by Seller Representative. The Reserve Account shall be used to cover the costs and expenses incurred by Seller Representative in the performance of such Person’s obligations as Seller Representative within the authority set forth herein (including defending and/or resolving any indemnification claims and services of the Accounting Expert). The Reserve Amount will be deemed a reduction from the Unadjusted Cash Consideration otherwise payable to Sellers. Amounts in the Reserve Account shall be disbursed by Seller Representative as provided in this Agreement or as Sellers may otherwise agree. Within 30 days after the first anniversary of the Closing Date, Seller Representative shall distribute all amounts remaining in the Reserve Account to Sellers, in accordance with their respective Pro Rata Shares, other than, at Seller Representative’s discretion, an amount reserved for outstanding and prospective fees and expenses.

1.8         Issuance of Stock Consideration. In order to effectuate the payment of the Stock Consideration, on the Closing Date, Parent shall issue and cause the Stock Consideration, in the form of restricted, non-certificated, duly authorized, validly issued, fully paid and nonassessable shares of Parent Stock, to be deposited with American Stock Transfer & Trust Company, LLC, Parent’s transfer agent (the “Transfer Agent”). Parent shall cause the Transfer Agent to record, for each Seller, such Seller’s ownership on Parent’s books and records of the number of shares of Parent Stock equal to such Seller’s Pro Rata Share multiplied by the aggregate Stock Consideration and to make appropriate notations regarding the applicable restrictions on transfer of such Parent Stock. Each Seller will cooperate with Buyer as reasonably requested by Buyer to furnish Parent and the Transfer Agent information concerning each such Seller that may be required or reasonably requested in connection with the actions contemplated by this Section 1.8.

ARTICLE 2
PURCHASE PRICE ADJUSTMENT

2.1         Estimated Closing Working Capital, Cash, Indebtedness, and Seller Transaction Expenses. At least five Business Days prior to the Closing Date, Sellers shall cause the Company to prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) of: (a) the estimated amount of the Closing Working Capital (the “Estimated Closing Working Capital”), and the Estimated Closing Working Capital Surplus or the Estimated Closing Working Capital Deficiency, as the case may be, (b) the estimated amount of the Closing Cash (the “Estimated Closing Cash”), (c) the estimated amount of the Closing Indebtedness (the “Estimated Closing Indebtedness”), and (d) the estimated amount of the Seller Transaction Expenses (the “Estimated Seller Transaction Expenses”), in each case, prepared in good faith based on the Company’s books and records and other available information, together with reasonable supporting detail and, in the case of the Estimated Closing Working Capital, in accordance with the principles set forth on Exhibit E and the example of Working Capital set forth on Annex II. Buyer shall be entitled to comment on the Estimated Closing Statement and Sellers shall consider in good faith any such comments. If Buyer and Sellers are unable to resolve any comments with respect to the Estimated Closing Statement, the comments shall not delay the Closing and the amounts in dispute shall be calculated as set forth in the Estimated Closing Statement provided by the Company. Immediately prior to the Closing, an itemized physical count of the inventory of the Group Companies will be conducted by Buyer utilizing an independent third-party inventory counter mutually agreed upon between Buyer and Seller Representative (“Inventory Count”). The Group Companies and Sellers shall have the right to have present for such Inventory Count such Representatives as they deem reasonably necessary to monitor such process. The independent third-party inventory counter shall deliver to Buyer and Seller Representative a report showing the results of the Inventory Count, which results shall be binding on Buyer and Sellers solely with respect to the count for each item of inventory. For purposes of determining Closing Working Capital pursuant to this ARTICLE 2, and notwithstanding anything contained in the example of Working Capital set forth on Annex II, the value of the inventory of the Group Companies as of immediately prior to the Closing shall be determined in accordance with the principles set forth on Exhibit E using the Inventory Count conducted pursuant to this Section 2.1. The costs and expenses incurred in connection with the Inventory Count shall be borne equally by Buyer, on the one hand, and Sellers, on the other hand.

2.2         Buyer Closing Statement. Within 90 days following the Closing Date, Buyer shall cause the Company to prepare and deliver to Seller Representative a consolidated balance sheet of the Group Companies as of the Effective Time and a statement (together, with the balance sheet, the “Buyer Closing Statement”) of Buyer’s calculations of the following amounts: (a) the Closing Working Capital, (b) the Closing Cash, (c) the Closing Indebtedness, and (d) the Seller Transaction Expenses. Notwithstanding anything contained herein to the contrary, the amounts set forth on the Buyer Closing Statement shall not reflect any purchase accounting adjustments as a result of the Transactions. After the due date for the Buyer Closing Statement, Buyer may not object to any item in the Estimated Closing Statement or change any amount set forth in the Buyer Closing Statement, and any matter from the Estimated Closing Statement not changed in the Buyer Closing Statement shall be deemed accepted by, and final and binding upon, Buyer.

2.3         Disagreement and Resolution.

(a)          During the Review Period, Buyer shall provide Seller Representative with reasonable access, during normal business hours upon reasonable advance notice and in such a manner as not to unreasonably interfere with the normal conduct of each Group Company’s operations, to all books and records (including work papers to the extent permitted by the access policies of Buyer’s and each Group Company’s accountants, as applicable) and appropriate personnel of the Group Companies to enable Seller Representative to determine the Closing Cash, Closing Indebtedness, Seller Transaction Expenses and Closing Working Capital and to evaluate the accuracy of the Buyer Closing Statement, and Buyer shall respond promptly and in good faith and as fully and accurately as is reasonably practicable to inquiries from Seller Representative related to such review. Buyer shall provide access to the books and records of the Group Companies electronically and transmit financial statements, general journals and trial balances of the Group Companies in such formats as they are prepared on the date of this Agreement to the extent reasonable and available. If Seller Representative disagrees with any portion of the Buyer Closing Statement, then Seller Representative shall notify Buyer in writing of such disagreement within the Review Period, which notice shall describe the nature of any such disagreement in reasonable detail and identify the specific items involved and the dollar amount, if known, of each such disagreement. After the Review Period, Seller Representative may not introduce additional disagreements with respect to any item in the Buyer Closing Statement or increase the amount of any disagreement, and any item not so identified shall be deemed to be agreed to by the Parties and will be final and binding.

(b)          Buyer and Seller Representative shall use their respective reasonable best efforts to resolve any disagreements pertaining to the Buyer Closing Statement; however, if Buyer and Seller Representative are unable to resolve all disagreements identified by Seller Representative pursuant to Section 2.3(a) within 30 days after delivery to Buyer of written notice of such disagreements, then such disagreements shall be submitted for final and binding resolution to a Neutral Accounting Firm to resolve such disagreements (the “Accounting Expert”). During such 30-day period, each side shall notify the other side of the Neutral Accounting Firm that such side proposes to be the Accounting Expert. At the end of such 30-day period: (i) if one side has failed to timely notify the other side in accordance with the previous sentence, then the other side’s proposed Neutral Accounting Firm shall act as the Accounting Expert (assuming that the other side provided timely notice in accordance with the previous sentence); (ii) if both sides have mutually agreed on a Neutral Accounting Firm to act as the Accounting Expert, then such Neutral Accounting Firm shall be the Accounting Expert; (iii) if Buyer and Seller Representative are unable to agree on a Neutral Accounting Firm to act as the Accounting Expert and each Party has timely proposed a Neutral Accounting Firm in accordance with the previous sentence, then the two proposed Neutral Accounting Firms together shall select a third Neutral Accounting Firm within five days to act as the Accounting Expert. Each Party shall be permitted to present a supporting brief to the Accounting Expert (which supporting brief shall also be concurrently provided to the other Party) within 10 days following the appointment of the Accounting Expert. Within five days following receipt of a supporting brief, the receiving Party may present a responsive brief to the Accounting Expert (which responsive brief shall also be concurrently provided to the other Party). No discovery will be permitted and no arbitration hearing will be held. The Accounting Expert shall only consider the briefs of the parties, and shall not conduct any independent review, in determining those items and amounts disputed by the parties, and the Accounting Expert shall consider only those items and amounts which are identified by the parties as being in dispute. The Accounting Expert may ask specific written questions or request specific historical documents from Buyer or Seller Representative to clarify its understanding of the submissions (and any document provided by Buyer or Seller Representative to the Accounting Expert shall also be concurrently provided to the other Party). The Accounting Expert shall resolve the dispute by selecting either the position of Buyer or Seller Representative (and may not propose or make any alternative position) for each item that is subject to the Accounting Expert’s determination and must resolve the matter in accordance with the terms and provisions of this Agreement. The Accounting Expert shall deliver to Buyer and Seller Representative, as promptly as practicable and in any event within 90 days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. The determination of the Accounting Expert shall be final, binding and non-appealable absent fraud or malfeasance. All fees of the Accounting Expert shall be allocated between Buyer, on the one hand, and Sellers, on the other hand, such that the amount paid by Sellers bears the same proportion that the aggregate dollar amount unsuccessfully disputed by Seller Representative (on behalf of Sellers) bears to the total dollar amount of the disputed items that were submitted for resolution to the Accounting Expert, and Buyer shall pay the balance. For purposes of illustration only, if the Net Adjustment Amount in favor of Sellers is proposed to be $1,000 by Seller Representative and $900 by Buyer and such Net Adjustment Amount is ultimately determined by the Accounting Expert to be $960, then Sellers would bear 40% of the fees of the Accounting Expert and Buyer would bear 60%, because the amount disputed was $100 and the amount unsuccessfully disputed by Seller Representative (on behalf of Sellers) was $40. Any fees of the Accounting Expert to be paid by Sellers shall be paid by Sellers in accordance with each Seller’s Pro Rata Share.

2.4         Net Adjustment Amount.

(a)         Closing Working Capital.

(i)            If the Closing Working Capital, as finally determined in accordance with this ARTICLE 2, is less than the Estimated Closing Working Capital, then Buyer shall be entitled to collect from each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(ii)           If the Closing Working Capital, as finally determined in accordance with this ARTICLE 2, is more than the Estimated Closing Working Capital, then Buyer shall pay to each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(b)         Closing Cash.

(i)            If the Closing Cash, as finally determined in accordance with this ARTICLE 2, is less than the Estimated Closing Cash, then Buyer shall be entitled to collect from each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(ii)           If the Closing Cash, as finally determined in accordance with this ARTICLE 2, is more than the Estimated Closing Cash, then Buyer shall pay to each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(c)         Closing Indebtedness.

(i)            If the Closing Indebtedness, as finally determined in accordance with this ARTICLE 2, is less than the Estimated Closing Indebtedness, then Buyer shall pay to each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(ii)           If the Closing Indebtedness, as finally determined in accordance with this ARTICLE 2, is more than the Estimated Closing Indebtedness, then Buyer shall be entitled to collect from each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(d)         Seller Transaction Expenses.

(i)            If the Seller Transaction Expenses, as finally determined in accordance with this ARTICLE 2, are less than the Estimated Seller Transaction Expenses, then Buyer shall pay to each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(ii)           If the Seller Transaction Expenses, as finally determined in accordance with this ARTICLE 2, are more than the Estimated Seller Transaction Expenses, then Buyer shall be entitled to collect from each Seller an amount equal to such Seller’s Pro Rata Share of such difference in accordance with Section 2.4(e).

(e)         Aggregate True-Up. Any amounts owing and payable between Buyer and Sellers pursuant to any of Sections 2.4(a), (b), (c) and (d) shall be set-off against any other amount or amounts owing and payable between such Parties pursuant to such sections, such that only a net amount (the “Net Adjustment Amount”) shall be paid, and shall be accompanied by interest on such amounts from the due date for such payment through the date paid at the rate of 10% per annum, compounded annually.

(i)             If the Net Adjustment Amount is payable to Buyer, then within three Business Days of the Final Determination Date, (A) Buyer and Seller Representative shall promptly cause the Escrow Agent to distribute (x) to Buyer, the Net Adjustment Amount from the Escrow Account and (y) to Sellers, the amount of the funds (if any) remaining in the Escrow Account immediately following such distribution and (B) if the amount of the funds held in the Escrow Account at the time of the distribution pursuant to clause (x) above is less than the Net Adjustment Amount, then Buyer shall be entitled to recover from Sellers an amount in cash, by wire transfer of immediately available funds, equal to the Net Adjustment Amount less any amount paid from the Escrow Account; and

(ii)            If the Net Adjustment Amount is payable to Sellers, then, within three Business Days of the Final Determination Date, (A) Buyer shall pay an amount in cash, by wire transfer of immediately available funds, equal to the Net Adjustment Amount to Sellers and (B) Buyer and Seller Representative shall cause the Escrow Agent to distribute to Sellers all of the funds held in the Escrow Account.

(iii)           Payment of the Net Adjustment Amount shall be made in cash by the applicable Party by wire transfer of immediately available funds to the applicable accounts set forth on Exhibit C. Any amounts payable to or by Sellers pursuant to this Section 2.4 shall paid by or to them, as applicable, in accordance with their respective Pro Rata Shares.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO SELLERS

Except as set forth in the Disclosure Schedule, each Seller, solely as to such Seller and not as to any other Seller, represents and warrants to Buyer as of the date hereof and as of the Closing (only if the Closing occurs) as set forth in this ARTICLE 3:

3.1         Authority and Enforceability. Such Seller has all requisite power and authority, and has taken all action necessary, to execute and deliver this Agreement and each Ancillary Document to which it is party and to perform such Seller’s obligations hereunder and thereunder. This Agreement and each Ancillary Document to which it is party have been duly authorized, executed and delivered by such Seller and (assuming the due authorization, execution and delivery of this Agreement and each Ancillary Document by Buyer) constitute the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms subject to Customary Exceptions.

3.2         Conflicts. The execution and delivery by such Seller of this Agreement and each Ancillary Document to which it is party, the performance by such Seller of its obligations hereunder and thereunder and the consummation of the Transactions do not and will not:

(a)          (i) conflict with, constitute a default under or violate any provision of Law, (ii) conflict with, constitute a default under or violate any Order to which such Seller is subject or (iii) require a registration, filing, application, notice, consent, approval, order, qualification or waiver with, to or from any Governmental Authority (except as may be required under the HSR Act);

(b)          (i) require a consent, approval or waiver from, or notice to, any party to any material Contract to which such Seller is a party or by which it is bound or (ii) result in a breach of, or cause a default under, or conflict with, or constitute (with notice or lapse of time or both would constitute) a default under, or result in the termination, cancellation or modification of, or accelerate the performance required by or the maturity of any liability or obligation pursuant to, or give rise to the creation or imposition of any Encumbrance under, any provision of any material Contract to which such Seller is a party or by which it is bound;

(c)          if such Seller is not a natural person, conflict with, constitute a default under or violate, require any consent, or give rise to a right of termination, cancellation or acceleration or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under any provision of such Seller’s organizational documents; or

(d)          result in the creation of any Encumbrance on the Shares or any of the properties or assets of the Group Companies.

3.3         Litigation. There is no Action pending or, to the actual knowledge of such Seller after reasonable inquiry of its direct reports (if applicable), threatened against such Seller that (a) challenges the validity or enforceability of this Agreement or any Ancillary Document to which such Seller is a party or (b) would reasonably be expected to materially prevent, hinder or delay the consummation of the Transactions. Such Seller is not a party or subject to or in default under any Order which has been, or would reasonably be expected to materially prevent, hinder or delay such Seller from performing its obligations hereunder or the consummation of the Transactions.

3.4         Ownership of the Shares. Such Seller is the owner of the number of the Shares set forth opposite such Seller’s name on Annex I hereto, free and clear of Encumbrances. Except for those agreements set forth in Section 4.4(b) of the Disclosure Schedule, such Seller is not a party to any option, warrant, right, contract, call, put or other Contract providing for the disposition or acquisition of any such Shares or any other Equity Interests in the Group Companies, nor is such Seller a party to any voting trust, proxy or other Contract with respect to voting any such Shares with any other party.

3.5         Investment in Stock Consideration.

(a)          Such Seller is a citizen or permanent resident of the United States residing at the address set forth opposite such Seller’s name on Annex I.

(b)          Such Seller is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act and is otherwise financially sophisticated and has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of the prospective investment in the Parent Stock and such Seller is able to bear the risks associated with an investment in the Parent Stock.

(c)          In evaluating the suitability of an investment in the Stock Consideration, neither such Seller nor any of its Affiliates have been furnished with, or have relied upon, any representations, warranties or other information (whether oral or written) other than as expressly set forth in this Agreement and in the publicly available information filed by the Parent with the SEC. Neither Buyer nor any of its Affiliates has furnished to such Seller or any Affiliate of such Seller, and neither such Seller nor any of Affiliates of such Seller have relied upon, any advice or other consultation from Parent or any of Affiliates of Parent directly regarding the suitability of an investment in Parent, including with regard to any Tax treatment of the Transactions or any Ancillary Document. Such Seller has discussed with such Seller’s professional legal, Tax and financial advisors, to the extent it deemed appropriate, the suitability of the investment in Parent for such Seller’s particular Tax and financial situation.

(d)          Such Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Parent Stock. Such Seller is familiar with the business and financial condition and operations of the Parent, all as generally described in the Parent SEC Documents. Such Seller has had adequate opportunity to ask questions of, and receive answers from, Parent’s officers, employees, agents, accountants, and representatives concerning the Parent’s business, operations, financial condition, assets, liabilities, and all other matters relevant to such Seller’s investment in the Parent Stock and has had access to such information as such Seller deemed necessary to make an informed investment decision concerning the Parent Stock.

(e)          Such Seller understands and accept that the investment in the Parent Stock involves various risks, including the risks outlined in the Parent SEC Documents. Such Seller is able to bear any loss associated with an investment in the Parent Stock.

(f)           Without limiting Sections 6.9 and 6.10, (i) such Seller will acquire its Parent Stock for investment only, and not with a view toward or for sale in connection with any distribution thereof or with any present intention of distributing or selling any interest therein, (ii) such Seller understands that the sale of the Parent Stock hereunder has not been and will not be registered or qualified under the Securities Act nor any state or any other applicable securities Law, by reason of a specific exemption from the registration or qualification provisions of those Laws, based in part upon Sellers’ representations in this Agreement and (iii) such Seller understands that no Parent Stock which such Seller acquires may be resold unless such resale is registered under the Securities Act and registered or qualified under applicable state securities Laws or an exemption from such registration and qualification is available.

3.6         No Other Representations or Warranties. Such Seller acknowledges that, except for the representations and warranties contained in ARTICLE 5 and Section 13.18(c), neither Buyer nor Parent nor any other Person on behalf of Buyer or Parent has made, and such Seller has not relied upon, any representation or warranty, whether express or implied, with respect to Buyer or Parent or their respective businesses, affairs, assets, liabilities, financial condition, results of operations or prospects, with respect to the accuracy or completeness of any other information provided to such Seller by or on behalf of Buyer or Parent or with respect to any other matter relevant to this Agreement or the Transactions.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Disclosure Schedule, Sellers, jointly and severally, represent and warrant to Buyer as of the date hereof and as of the Closing (only if the Closing occurs) as set forth in this ARTICLE 4:

4.1         Organization and Power.

(a)          Each Group Company (i) is duly incorporated, validly existing and in good standing under the Laws of its Formation Jurisdiction, (ii) is licensed or qualified to conduct its business in each jurisdiction where it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iii) has the requisite corporate power and authority to own or lease the assets it purports to own or lease and to carry on its business substantially in the manner currently conducted.

(b)          Sellers have made available to Buyer true, correct and complete copies of the organizational documents of each Group Company as in effect as of the date hereof, and no other organizational documents are applicable to or binding upon the Group Companies.

(c)          Section 4.1(c) of the Disclosure Schedule contains a true, correct and complete list of each jurisdiction where either of the Group Companies is licensed or qualified to do business.

4.2         Authority and Enforceability. The Company has all of the requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver each Ancillary Document to which it is party and to perform its obligations under this Agreement and each Ancillary Document to which it is party. The performance by the Company of this Agreement and each Ancillary Document to which it is party and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company in accordance with its organizational documents and applicable Law and no further actions or other corporate proceedings on the part of the Company are necessary pursuant to its organizational documents or applicable Law to authorize this Agreement or any Ancillary Document to which it is party or to consummate the Transactions. Each Ancillary Document to which it is party has been duly authorized, executed and delivered by the Company and (assuming the due authorization, execution and delivery of each Ancillary Document by the other party or parties thereto) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to Customary Exceptions.

4.3         Conflicts. The execution and delivery by the Company of each Ancillary Document to which it is party and the performance by it of its obligations under this Agreement and each Ancillary Document to which it is party, do not:

(a)          (i) conflict with, (ii) constitute a default or violation or require any consent under, or (iii) give rise to a right of termination, cancellation or acceleration, loss of a material benefit or increased, additional, accelerated or guaranteed rights or entitlements of any other Person under any provision of the organizational documents of the Group Companies;

(b)          (i) conflict with, breach, constitute a default under or violate any provision of Law applicable to the Group Companies, (ii) conflict with, breach, constitute a default under or violate any Order to which the Group Companies are subject, or (iii) require a registration, filing, application, notice, consent, approval, order, qualification, or waiver with, to or from any Governmental Authority (except as required under the HSR Act); except in each case under this clause (b), any conflict, breach, default, violation or noncompliance that would not, individually or in the aggregate, reasonably be expected to result in a material liability of the Group Companies;

(c)          except as set forth in Section 4.3 of the Disclosure Schedule, (i) require a consent, approval or waiver from, or notice to, any party to, a Business Agreement or Lease or (ii) result in a breach of, or cause a default under, or conflict with, or constitute (with notice or lapse of time or both would constitute) a default under, or result in the termination, cancellation or modification of, or accelerate the performance required by or the maturity of any liability or obligation pursuant to, or give rise to the creation or imposition of any Encumbrance under, any provision of a Business Agreement, Permit or Lease; or

(d)          result in the creation of any Encumbrance on the Shares or any of the properties or assets of the Group Companies.

4.4         Capitalization.

(a)          Section 4.4(a) of the Disclosure Schedule sets forth the authorized and outstanding Equity Interests of each Group Company, including who owns such outstanding Equity Interests. All outstanding Equity Interests of each Group Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any applicable Law, organizational document, purchase or call option, right of first refusal, subscription right, preemptive right or any similar right. There are no outstanding (i) securities convertible into or exchangeable for any Equity Interests of any Group Company, (ii) options, warrants, stock appreciation rights, performance units, contingent value rights, “phantom” stock rights or other rights to purchase or subscribe to Equity Interests of any Group Company or securities convertible into, exchangeable for or evidencing the right to purchase or acquire any Equity Interests of any Group Company, or (iii) contracts, commitments or agreements relating to the acquisition of any Equity Interests of any Group Company.

(b)          Except as set forth in Section 4.4(b) of the Disclosure Schedule, there are no (i) agreements pursuant to which registration rights in the securities of any Group Company have been granted, (ii) equityholder agreements between any Group Company and any Seller regarding the Equity Interests of a Group Company, or (iii) agreements among Sellers with respect to the voting or transfer of the Equity Interests of any Group Company.

(c)          No Group Company has violated any Laws, including applicable federal or state securities Laws, in connection with the offer, sale or issuance of the Equity Interests of such Group Company, and the Equity Interests of each Group Company have been issued and granted in compliance with all requirements set forth in the organizational documents of such Group Company.

(d)          There are no preemptive rights of any kind which obligate any Group Company to issue or deliver any Equity Interests of any Group Company or any securities or obligations convertible into, or exchangeable for, or involving the right to purchase or acquire from any Group Company, any Equity Interests of any Group Company. There is no Contract pursuant to which any Group Company is or may become obligated to repurchase or redeem any shares of Equity Interests or any securities or obligations convertible or exchangeable into or exercisable for any Equity Interests of any Group Company. No Group Company has any outstanding any bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or which are convertible, exchangeable, exercisable or can be settled into or for securities which provide the holders thereof the right to vote) on any matter submitted to equityholders of such Group Company.

4.5         Subsidiaries. No Group Company holds any Equity Interests in any Person other than the Company’s ownership of T.A Vietnam Industries Inc. (“T.A Vietnam”).

4.6         Financial Statements.

(a)          Each Group Company has delivered to Buyer: (i) true, correct and complete copies of the Group Company’s unaudited consolidated balance sheet dated September 30, 2020 (the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statement of income, shareholders’ equity and cash flows for the nine-month period then ended (together, the “Most Recent Financial Statements”); and (ii) true, correct and complete copies of the audited consolidated balance sheets of the Group Companies dated as of December 31, 2019, December 31, 2018 and December 31, 2017, and the audited consolidated statements of income, shareholders’ equity and cash flows of the Group Companies for each of the fiscal years then ended (clauses (i) and (ii), collectively, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the financial position and results of operations of the Group Companies as at the respective dates and for the respective periods then ended in accordance with GAAP applied on a consistent basis, subject to the absence of complete footnotes and normal year-end adjustments in the case of the Most Recent Financial Statements (none of which is material, either individually or in the aggregate). The Financial Statements were derived from and are consistent with the books and records of the Group Companies, subject to normal year-end adjustments in the case of the Most Recent Financial Statements (none of which is material, either individually or in the aggregate).

(b)          The Company maintains a system of internal control over financial reporting that is designed, and is sufficient, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, which includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group Companies; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Group Companies are being made only in accordance with authorizations of management and directors of the Group Companies; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies that could have a material effect on the consolidated financial statements of the Group Companies. To the Knowledge of the Company, there are no material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data. To the Knowledge of the Company, there are no internal or governmental inquiries or investigations pending or threatened regarding any accounting practices of any Group Company, any malfeasance by a director of any Group Company, or an employee of the Group Company at a level of Vice President or above.

(c)          No Group Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among any Group Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Group Company in the Financial Statements.

4.7         Transactions with Affiliates. Section 4.7 of the Disclosure Schedule sets forth a true, correct and complete list of all business relationships or Contracts existing as of the date hereof between a Group Company, on the one hand, and any of its Affiliates, officers or directors of a Group Company, or any Seller or Affiliates of such Seller, on the other hand. Except as set forth in Section 4.7 of the Disclosure Schedule, none of Sellers or any of their respective Affiliates (other than the Group Companies) or any of their respective directors, officers or employees: (a) is party to any transaction with any Group Company or (b) has any ownership interest in any property (real, personal or mixed), tangible or intangible, which is used in the operation of the businesses of any Group Company (other than property that has de minimis value or is not otherwise material to the operation of the businesses of any Group Company).

4.8         Tangible Personal Property; Sufficiency of Assets.

(a)          The Group Companies have good and valid legal title to, or a valid leasehold interest in, each item of tangible personal property and other assets owned or purported to be owned by the Group Companies or reflected on the Most Recent Financial Statements (except as sold or disposed of subsequent to the date thereof in the ordinary course of business), in each case free and clear of any and all Encumbrances.

(b)          The businesses of the Group Companies are conducted only through the Group Companies. The assets and personal property, tangible and intangible, currently owned or purported to be owned, leased, licensed, used or held for use by the Group Companies are sufficient in all material respects for the operation of the businesses of the Group Companies as presently conducted. As of the Closing, a Group Company will lease, own, license, use or hold for use all of the assets or personal property, tangible or intangible, utilized in the operation of the businesses of the Group Companies as presently conducted. All tangible personal property and assets of the Group Companies (except as sold or disposed of subsequent to the date of the Most Recent Financial Statements in the ordinary course of business) that, individually or in the aggregate, are material to the operation of the businesses of the Group Companies as currently conducted, are, in all material respects, in good working condition (ordinary wear and tear excepted), except to the extent specifically and adequately reserved for, written off or written down in the Most Recent Financial Statements. None of the material tangible personal property and material assets of the Group Companies have been (i) operated or maintained other than in the ordinary course of business or (ii) adversely affected in any way as a result of any fire, explosion, earthquake, disaster, flood, erosion, accident or other similar casualty, whether or not covered by insurance. The Group Companies have made all capital expenditures in the ordinary course of business, and none of the Group Companies has reduced or otherwise delayed any capital expenditures specifically in contemplation of the execution of this Agreement and the consummation of the Transactions. Since the Reference Date, there has not been any significant interruption of operations of the businesses of the Group Companies due to inadequate maintenance of such tangible property.

4.9         No Undisclosed Liabilities; Indebtedness.

(a)          No Group Company has any material liabilities except for (i) liabilities specifically and adequately disclosed, reflected or reserved against on the Most Recent Financial Statements, (ii) liabilities incurred since the Most Recent Balance Sheet Date in the ordinary course of business (none of which is material, either individually or in the aggregate, and none of which relates to a breach of Contract, breach of warranty, tort or claim of infringement or violation of Law), (iii) the matters disclosed in Section 4.9(a) of the Disclosure Schedule and (iv) liabilities and obligations expressly contemplated or permitted by this Agreement and the Transactions.

(b)          Except as set forth in Section 4.9(b) of the Disclosure Schedule, the Group Companies have no Indebtedness.

4.10       Operations Since the Most Recent Balance Sheet Date.

(a)          Except as set forth in Section 4.10(a) of the Disclosure Schedule, since the Most Recent Balance Sheet Date, each Group Company has conducted its business, in all material respects, in the ordinary course of business.

(b)          Except as set forth in Section 4.10(b) of the Disclosure Schedule, since the Most Recent Balance Sheet Date, no Group Company has:

(i)            made any material change in its business or its operations;

(ii)           sold, leased (as lessor or lessee), transferred, abandoned or otherwise disposed of any assets or properties with a value of more than the Listing Threshold, other than (A) in the ordinary course of business or (B) any asset which is obsolete, non-functional or damaged;

(iii)          (A) leased (as lessee) or licensed (as licensee) any real property other than the Leased Facilities, (B) subleased (as sublessor) or sublicensed (as sublicensor) any of the Leased Facilities, or (C) renewed, amended in any material respect, exercised any option to extend or terminated any Lease;

(iv)          undertaken or entered into a Contract to undertake capital expenditures in excess of the Listing Threshold, individually, or double the Listing Threshold in the aggregate;

(v)           (A) hired or terminated (other than for cause) any management employee or independent contractor having an annual compensation in excess of the Listing Threshold, (B) instituted any increase in excess of 15% in the compensation of any individual employee, whose annual compensation is greater than the Listing Threshold, other than year-end or quarter-end bonuses in the ordinary course of business or compensation increases in the ordinary course of business or pursuant to existing Contracts or Law, (C) entered into any (x) Benefit Plan to pay any severance, change of control or termination pay to any Person, or (y) other Benefit Plan related to any Person the benefits of which are contingent upon the Closing, (D) otherwise materially amended, adopted or terminated any Benefit Plan, except in the ordinary course of business or as required to comply with any such Benefit Plan or any Law, (E) entered (or committed to enter) into, amended, terminated or extended any collective bargaining agreement or agreement with works council or other union or entered into negotiations to do any of the foregoing or (F) effected any “mass layoff” or “plant closing” (as defined by the WARN Act or comparable foreign Law);

(vi)          suffered any damage, destruction or casualty loss that is valued under GAAP in excess of the Listing Threshold, net of insurance proceeds recovered or recoverable therefor;

(vii)         delayed or postponed the payment of accounts payable and/or other liabilities, other than those being disputed in good faith;

(viii)        canceled, compromised, waived or released any right or claim (or series of related rights and claims) involving more than the Listing Threshold;

(ix)           accelerated or caused the acceleration of the collection or receipt of any accounts receivable;

(x)            (A) created, incurred, assumed or guaranteed any Indebtedness, or incurred or suffered any Encumbrance upon any of its assets or properties; or (B) made or forgave any loans, advances or capital contributions to, or investments in, any other Person (other than any transactions solely between or among the Group Companies);

(xi)           made any change in the accounting principles, methods, practices or policies applied in the preparation of the Financial Statements, unless such change was required by Law or GAAP;

(xii)        settled or compromised any litigation or arbitration except to the extent covered by insurance, in respect of which a complete release of claims against such Group Company was provided and as to which there was no continuing obligation on the part of such Group Company;

(xiii)       amended its organizational documents;

(xiv)       merged or consolidated with, or acquired all or substantially all of the assets or Equity Interests of, or otherwise acquired or made any equity investment in, any Person;

(xv)        made, changed or revoked any material Tax election (which, for the avoidance of doubt, shall include any election to change the U.S. federal income tax classification of any Group Company); changed any annual Tax accounting period; changed any Tax accounting principles, methods, practices or policies; filed any amended Tax Return; entered into any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement relating to any Tax (other than commercial Contracts entered into in the ordinary course of business that do not primarily relate to Taxes); consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes (except as a result of obtaining an extension of time to file a Tax Return); made or requested any Tax ruling; changed any location of a Tax residence; entered into any installment sale or open transaction disposition or received any prepaid amount outside of the ordinary course of business; received a PPP Loan; deferred the employee portion of payroll Taxes imposed under Section 3101(a) of the Code pursuant to the Executive Order Memorandum for the Secretary of the Treasury, dated August 8, 2020, on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster; or surrendered any right to claim a Tax refund, offset or other reduction in Tax liability;

(xvi)       granted any option or right to purchase Equity Interests of such Group Company; issued any Equity Interests of such Group Company or any security convertible into or exchangeable for such Equity Interests; granted any registration rights; purchased, redeemed, or retired any Equity Interests of such Group Company; declared, set aside or paid any dividend or other distribution or payment in respect of the Equity Interests of such Group Company; purchased, redeemed or repurchased any of its Equity Interests, other than solely between or among the Group Companies; or split, combined, subdivided or reclassified any of its Equity Interests;

(xvii)     other than in the ordinary course of business, entered into, amended, canceled or terminated any Contract to which the Group Company is a party, involving an annual commitment by or to the Group Company of at least the Listing Threshold or otherwise would have been a Business Agreement, or waived, released or assigned any material right thereunder;

(xviii)     made any loan or advance to any employee, officer, director, consultant, agent or any Seller other than normal advances of business expenses that have been or will be reimbursed in the ordinary course of business;

(xix)       entered into any Contract between any Group Company, on the one hand, and any Seller or any of its Affiliates, on the other hand, or otherwise made any payments or distributions of non-cash assets to any Seller or any of its Affiliates;

(xx)        other than pursuant to any change in insurance broker, failed to renew, make payments as due and otherwise comply in all material respects with the terms of material insurance policies with respect to the assets, operations and activities of the Group Companies as currently in effect, including the Insurance Policies;

(xxi)       adopted a plan or agreement of complete or partial liquidation or rehabilitation or authorized or undertook a dissolution, rehabilitation, consolidation restructuring, recapitalization or other reorganization;

(xxii)      taken any action (or failed to take any action) that could reasonably be expected to result in the loss, lapse, abandonment, invalidity or unenforceability of any material Company Intellectual Property; or

(xxiii)     authorized, approved, agreed or committed to do any of the foregoing.

(c)          Since the Most Recent Balance Sheet Date, there has not been any event, development, change or occurrence which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.11       Taxes.

(a)          Each Group Company has duly and timely filed (taking into account any validly obtained extension of time within which to file) all income and other material Tax Returns required to be filed by it, all such Tax Returns are true, correct and complete in all material respects, and all Taxes (whether or not shown as due and owing on a Tax Return) have been timely paid to the appropriate Governmental Authority. No Group Company is currently the beneficiary of any extension of time within which to file any Tax Return.

(b)          (i) The unpaid Taxes of the Group Companies did not, as of the Most Recent Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) reflected on or set forth in the Most Recent Financial Statements; (ii) the Group Companies have not, since the Most Recent Balance Sheet Date, incurred any material Tax liability outside of the ordinary course of business; and (iii) the Group Companies have no liabilities for Taxes arising in a Pre-Closing Tax Period that are not included in the calculation of the Specified Tax Amount.

(c)          There is no Tax deficiency outstanding, assessed or proposed in writing against any Group Company. No audit, examination, investigation or proceeding of any Tax Return or Taxes of a Group Company is presently in progress, nor has a Group Company been notified in writing of any request for such an audit, examination, investigation or proceeding. There are no outstanding written agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any Group Company for any taxable period and no request for any such waiver or extension is currently pending or has been requested in writing by a Governmental Authority.

(d)          There are no Encumbrances for Taxes (other than Taxes not yet delinquent) upon any of the assets of a Group Company.

(e)          No Group Company: (i) has been a member of an affiliated group filing a combined, consolidated, or unitary Tax Return; or (ii) has liability for unpaid Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Contract (other than a commercial Contract entered into in the ordinary course of business that do not primarily relate to Taxes) or by operation of Law.

(f)           The Company is not currently a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and has not been a “United States real property holding corporation” during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)          Each Group Company has (i) complied in all material respects with all Laws relating to the payment, reporting and withholding of Taxes from payments made to any Person and (ii) within the time and in the manner prescribed by applicable Law, withheld and paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, or other third party.

(h)          No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) any change in, or improper use of, a method of accounting for a Pre-Closing Tax Period; (ii) any closing agreement described in Section 7121 of the Code (or similar provision of state, local or foreign Law); (iii) any installment sale or open sale transaction disposition made in a Pre-Closing Tax Period; (iv) any prepaid amount received in a Pre-Closing Tax Period; (v) any long-term contract method of accounting utilized in a Pre-Closing Tax Period; (vi) any election by the Group Company under Section 108(i) of the Code (or similar provision of state, local or foreign Law); or (vii) recapture of dual consolidated losses under Section 1503(d) of the Code.

(i)           No Group Company has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j)           At no time since the Reference Date was the Company a “distributing corporation” or “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in any distribution intended to qualify under Section 355 of the Code.

(k)          Since the Reference Date, no Group Company has received a written claim by a Governmental Authority in a jurisdiction where such Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction or required to file a Tax Return in that jurisdiction. No Group Company is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, agents, a permanent establishment (within the meaning of an applicable Tax treaty) or any other place of business in such jurisdiction.

(l)           All transactions with related parties carried out by the Group Companies are at arm’s length and reflect a proper transfer pricing policy, in accordance with all applicable Laws. Each of the Group Companies has duly and timely prepared and properly kept complete and accurate transfer pricing documentation which it is required by applicable Laws to prepare and keep for each of the jurisdictions in which it is resident or operates.

(m)         No Group Company is a party to a “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code that is currently in force. No Group Company has incurred a “dual consolidated loss” within the meaning of Section 1503(d)(2) of the Code.

(n)          No Group Company has engaged in an “extraordinary disposition” as set forth in Treasury Regulations Section 1.245A-5(c)(3)(ii) and there is no “extraordinary disposition account” with respect to any Group Company (or the Equity Interests in such Group Company). There has not been an “extraordinary reduction” (as defined in Treasury Regulations Section 1.245A-5(e)(2)(i)) with respect to the ownership of any subsidiary of the Company. There is no “hybrid deduction account” with respect to any share of stock (or other instrument treated as equity for U.S. federal income tax purposes) of any subsidiary of the Company, within the meaning of Treasury Regulations Section 1.245A(e)-1.

(o)          Section 4.11(o) of the Disclosure Schedule sets forth the amount of the “net tax liability” (within the meaning of Section 965(h)(6) of the Code (or any similar provision of state, local or foreign Law)) that was deferred by the Company as a result of making an election under Section 965(h)(1) of the Code (or any similar provision of state, local or foreign Law) to pay such net Tax liability in installments.

(p)          Each Group Company currently is, and has been at all times since its date of formation, properly classified as an association taxable as a corporation for U.S. federal income tax purposes.

(q)          Each Group Company has complied in all respects with the conditions stipulated in each Tax exemption, Tax holiday or reduced Tax rate granted by a Governmental Authority, an no submission made to any Governmental Authority in connection with obtaining any such Tax exemption, Tax holiday or reduced Tax rate contained any misstatement or omission.

(r)           Each Group Company has (i) properly complied with all applicable Laws with respect to the deferral of the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and (ii) properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act.

4.12         Permits. Each Group Company holds all Permits that are material to the conduct of its business in a manner and in all such jurisdictions as currently conducted. Section 4.12 of the Disclosure Schedule contains a true, correct and complete list of such Permits held by a Group Company. Each Group Company is in compliance in all material respects with such Permits and all such Permits are in full force and effect and in good standing. All fees and charges with respect to such Permits have been paid in full. Since the Reference Date, no violations are or have been recorded in respect of any such Permits. Since the Reference Date, no Group Company has received any written notice from any Governmental Authority regarding (a) a violation or alleged violation of, or failure on the part of such Group Company to comply with, any term or requirement of any Permit or (b) revocation or modification of any such Permit that remains open or unresolved.

4.13         Real Property.

(a)           Section 4.13(a) of the Disclosure Schedule contains a true, correct and complete list setting forth the address and parcel number of each parcel of real property that is owned in fee simple and any interests in real property and the buildings, structures and improvements thereon that is owned, by any Group Company (collectively, the “Owned Real Property”).

(b)           Section 4.13(b) of the Disclosure Schedule contains a true, correct and complete list of the following:

(i)             All leases and subleases of real property (collectively, the “Leases”) and interests in real property and the buildings, structures, improvements, material fixtures, building systems and equipment, and all components thereof pursuant to which a Group Company is the lessee (the “Leased Facilities”); and

(ii)            All Contracts (and all amendments, extensions and modifications thereto) by a Group Company to acquire or dispose of any interest in real property.

(c)           Except for the Leases, there are no leases, subleases, licenses, occupancy agreements, options, rights of first refusal, first offer or first opportunity rights, concessions or other agreements or arrangements, written or oral, granting to any person the right to purchase, use or occupy any Leased Facility, Owned Real Property, or any real property or any portion thereof or interest in any such Leased Facility, Owned Real Property or real property.

(d)           Each Group Company has marketable, good, valid and indefeasible fee simple title to any Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances.

(e)           Each Group Company has marketable, good and valid leasehold title to occupy and use the Leased Facilities occupied and used by it, free and clear of all Encumbrances other than Permitted Encumbrances.

(f)           All rental and other payments due under the Leases have been paid in full. No notice of default or termination under any Lease is outstanding or threatened in writing. No Group Company has received written notice that it is in violation of any zoning, use, occupancy, building, wetlands or environmental regulation, ordinance or other Law relating to the Leased Facilities or the Owned Real Property. No Group Company has received any written notice of, and to the Knowledge of the Company, there is no, pending, threatened or contemplated condemnation or eminent domain proceeding affecting any of the Leased Facilities or Owned Real Property or of any sale or other disposition of any of the Leased Facilities or Owned Real Property in lieu of condemnation.

(g)          Sellers have provided to the Buyer true, correct and complete copies of (i) all title insurance policies (with copies of exception documents listed in the title insurance policies), deeds, property condition reports and surveys for the Owned Real Property in its or any Group Company’s possession and (ii) each Lease (including all amendments, modifications, extensions and guaranties related thereto).

(h)          Each Group Company has rights of entry to and exit from the Leased Facilities and Owned Real Property, leased or owned, as applicable, by the respective Group Company as are necessary to carry on that Group Company’s businesses in the ordinary course of business. All utilities (including water, sewer, gas, electricity, trash removal, telephone service and (if different) internet service) are available in sufficient quantities and quality to adequately serve the Leased Facilities and the Owned Real Property for conducting the businesses of such Group Company in the ordinary course of business.

(i)            The (i) buildings, structures, improvements, material fixtures, building systems and equipment, and all components thereof, included in the Owned Real Property and the (ii) Leased Facilities (the “Improvements”), taken as a whole, are in reasonable working condition and repair, normal wear and tear excepted, to operate and conduct the businesses of the Group Companies as currently conducted, subject to periodic maintenance, repair and replacement in the ordinary course of business. To the Knowledge of the Company, there are no existing structural deficiencies affecting any of the Improvements that, subject to periodic maintenance, repair and replacement in the ordinary course of business, individually or in the aggregate, would reasonably be expected to materially impair the use and operation of the Owned Real Property or Leased Real Property to which they relate in the operation or conduct of the businesses of the Group Companies as currently conducted.

(j)            No Group Company and, to the Knowledge of the Company, no other party thereto, is in breach or default under any easement, restrictive covenant or similar real property Contract that affects the use of the Owned Real Property nor, to the Knowledge of the Company, does any condition exist that with notice or lapse of time or both would constitute a breach or default thereunder.

(k)          No Group Company has delivered, and, to the Knowledge of the Company, there does not exist, any deeds, deeds of trust or mortgages adversely affecting such Group Company’s title to the Owned Real Property that have not been recorded in the applicable land records.

4.14         Intellectual Property; Data.

(a)           Section 4.14(a) of the Disclosure Schedule contains a true, correct and complete list of all Registered Intellectual Property owned or purported to be owned by the Group Companies as of the date hereof (the Intellectual Property set forth in Section 4.14(a) of the Disclosure Schedule, collectively, the “Company Intellectual Property”), which list indicates owner, countries, registration and application numbers and dates indicated for each. The Intellectual Property registrations set forth in Section 4.14(a) of the Disclosure Schedule (i) are in effect, subsisting, valid and enforceable and all governmental fees associated therewith and due as of the Closing Date have been paid in full, (ii) have not been cancelled, abandoned or otherwise terminated, and (iii) are not subject to any injunction or other specific judicial or administrative order that restrict or impair their use. The Group Companies exclusively own all right, title and interest in and to the Company Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances. All filings with any Governmental Authority or domain name registrar associated with the Company Intellectual Property and made or due before the Closing have been duly made.

(b)          Except for shrink-wrap licenses and other licenses for off-the-shelf software, Section 4.14(b) of the Disclosure Schedule sets forth a complete list of all licenses, sublicenses and other written agreements governing the use of Intellectual Property licensed from a Third Party and used in the conduct of the businesses of the Group Companies as of the date hereof under which a Group Company pays annual license fees in excess of $25,000 per year (“Licensed Intellectual Property”), true, correct and complete copies of which have been delivered or made available to Buyer. The Group Companies are not in material breach of or default under any Licensed Intellectual Property.

(c)          The Companies own, or have the right to use pursuant to a Contract, all Intellectual Property (including all Licensed Intellectual Property) necessary to enable the Group Companies and Buyer to conduct the businesses of the Group Companies immediately after the Closing in substantially the same manner as it is conducted by the Group Companies as of the date hereof. The consummation of the Transactions will not alter or impair any rights of any Group Company to any Intellectual Property.

(d)          Except as set forth in Section 4.14(d) of the Disclosure Schedule, (i) the conduct of the businesses of the Group Companies as it is currently conducted, and as it has been conducted since the Reference Date, does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property rights of any person; and (ii) there are no, and since the Reference Date there have not been any, Actions pending or threatened, (A) alleging that any Company Intellectual Property infringes on or misappropriates the Intellectual Property of another Person; (B) challenging the ownership, right to use or validity of the Company Intellectual Property; or (C) opposing or attempting to cancel a Group Company’s rights in the Company Intellectual Property. Except as set forth in Section 4.14(d) of the Disclosure Schedule, since the Reference Date (x) to the Knowledge of the Company, no Person has engaged in any activity that infringes, misappropriates, dilutes or otherwise violates or conflicts with any Intellectual Property owned by the Group Companies and (y) there have not been any Actions pending or threatened in writing by any Group Company or Seller against any Person alleging such Person is engaged in any such activity.

(e)          No Group Company is in violation in any material respect of any applicable Law or its posted policies relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Group Companies in the conduct of their respective businesses.

(f)            The Group Companies have in place reasonable measures to protect the confidentiality of their material Trade Secrets and have taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of, and their proprietary rights in and to, their Trade Secrets. There has not been any unauthorized use or disclosure of or access to any Trade Secrets or to any personal information held by the Group Companies that would require Group Company to notify the applicable data subjects of such event under applicable Law. Except under customary confidentiality obligations, there has been no disclosure by any Group Company of any material Trade Secrets or other confidential information used in conducting its businesses.

(g)           All current and former managers, members, consultants, contractors and Representatives of the Group Companies who participated in the creation or contributed to the conception or development of material Intellectual Property for or on behalf of the Group Companies have assigned to the Group Companies all of such Person’s right, title and interest in and to such Intellectual Property. No manager, member, consultant, contractor or Representative of the Group Companies claims any rights in (nor has any of them made application for) any Intellectual Property that is owned or purported to be owned by the Group Companies.

(h)          All Information Systems used by the Group Companies are sufficient in all material respects for the conduct of their respective businesses as currently conducted. The Group Companies use reasonable means to protect the security and integrity of all material Information Systems used by the Group Companies. The Group Companies have obtained and possess valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that they own or lease or that they have otherwise provided to their employees for their use in connection with their respective businesses. The Group Companies have taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of their material business data. To the Knowledge of the Company, such Information Systems do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or attributes that (i) enable or assist any Person to access without authorization such Information Systems or (ii) otherwise materially and adversely affect the functionality of such Information Systems. Since the Reference Date, no Person has gained unauthorized access to material data contained in such Information Systems.

(i)           Each Group Company complies, and since the Reference Date has complied, in all material respects, with all Data Protection Requirements. No Action has been served on, or initiated against, any Group Company under any Data Protection Requirement. Each Group Company has taken commercially reasonable steps, compliant in all material respects with applicable Data Protection Requirements, to protect (i) the operation, confidentiality, integrity and security of its software, systems and websites that are involved in the collection and/or processing of Personal Data and (ii) Personal Data in its possession and/or control, in each case from unauthorized use, access, disclosure and modification. Since the Reference Date, no Group Company has experienced any material failures, crashes, security breaches, unauthorized access, use or disclosure, or other material adverse events or incidents, related to Personal Data that would require notification of individuals, law enforcement or any Governmental Authority or any remedial action under any applicable Data Protection Requirement.

4.15         Compliance with Laws. Except as set forth in Section 4.15 of the Disclosure Schedule, since the Reference Date (a) all Group Companies have been in compliance in all material respects with all Laws and (b) no Group Company has received any written notice from a Governmental Authority regarding any violation or alleged violation of, or failure on the part of such Group Company to comply with any Law. None of the Group Companies is currently liable for the payment of any claims, damages, fines, penalties or other amounts, however designated, for failure to comply with any Laws and no material expenditures are required to remain in compliance with such Laws.

4.16         Contracts.

(a)          Section 4.16(a) of the Disclosure Schedule sets forth a true, correct and complete list of the following Contracts (other than any Contract which is a Benefit Plan) as of the date hereof (collectively, the “Business Agreements”):

(i)             any Contract involving the obligation of a Group Company to purchase more than the Listing Threshold annually in products, materials, supplies, goods, equipment, other assets or services;

(ii)            any Contract involving the obligation of a Group Company to sell products or services pursuant to which the aggregate payments to become due to such Group Company exceed the Listing Threshold;

(iii)           any distributor, dealer, sales, advertising, agency, lobbying, manufacturer’s representative, sales representative, broker, sales promotion, market research, marketing, franchise or similar Contract, in each case, requiring the payment of any commissions by a Group Company in excess of the Listing Threshold per year;

(iv)           any Contract that (A) prohibits a Group Company from engaging in competition or that otherwise restricts or limits the Group Company from conducting its business as currently conducted, (B) restricts the development, performance, marketing or distribution of the products and services of any Group Company, (C) restricts or prohibits the transaction of a business with any other Person (including by restricting the solicitation of business with any other Person) by any Group Company, or (D) restricts or limits the entering into any market or line of business by any Group Company or any of their employees;

(v)            any Contract that provides for “meet competition”, “most favored nation” pricing terms or similar rights in favor of a Third Party;

(vi)           any Contract that grants to another Person exclusive rights with respect to any products, services or territory;

(vii)          any Contract that restricts the solicitation by any Group Company of any employees employed by any other Person;

(viii)         any Contract evidencing Indebtedness, including any guarantees thereof;

(ix)           any Contract for or relating to the making of any advance, loan, extension of credit or capital contribution to, or other investment in, any another Person, in any such case which, individually, is in excess of the Listing Threshold;

(x)            any Contract that contains guarantees of the obligations of any Person (other than any Group Company) made or supported by any Group that are not terminable on less than 90 days’ prior notice or without payment of a penalty;

(xi)            any Contract establishing any partnership or joint venture involving a Group Company or otherwise involves sharing of profits, losses, costs or liabilities by a Group Company with any other Person;

(xii)           any Contract that provides for the license to or from a Group Company of any Intellectual Property owned by any Group Company or used by any Group Company in conduct of its business, other than (A) “shrink wrap” or “click through” licenses or licenses of generally-available “off the shelf” computer software or databases, (B) any Contract between the Company, on the one hand, and any Subsidiary of the Company, on the other hand or (C) nonexclusive licenses to or from any Group Company entered into in the ordinary course of business with a customer or vendor;

(xiii)          any Contract (or group of related Contracts) for capital expenditures in excess of the Listing Threshold, individually, or double the Listing Threshold in the aggregate, for which the underlying assets have not been delivered or under which any Group Company has any outstanding payment obligations;

(xiv)         any Contract providing for indemnification of any Person with respect to liabilities relating to any current or former business of any Group Company or any predecessor Person under which any Group Company has any continuing potential liability in excess of the Listing Threshold;

(xv)           any Contract with any Top Customer or Top Supplier;

(xvi)          any Contract with any Governmental Authority;

(xvii)         any surety, performance or completion bond or other surety arrangements;

(xviii)        any Contract with any employee of the Group Companies providing severance, termination or change of control benefits in excess of the Listing Threshold;

(xix)          any Contract involving any resolution, settlement, conciliation or similar agreement of any actual or threatened Action with a value of greater than the Listing Threshold or which imposes material non-monetary continuing obligations on any Group Company;

(xx)           any Contract (other than purchase orders) between or among a Group Company and any Seller, any Affiliate of a Seller, and/or any officer or director of a Group Company; and

(xxi)          any lease or similar agreement under which (A) a Group Company is the lessee of, or holds or uses, any machinery, equipment, vehicles or other tangible personal property owned by any Third Party for an annual rent in excess of the Listing Threshold or (B) a Group Company is the lessor of, or makes available for use by any Third Party, any tangible personal property owned by it for an annual rent in excess of the Listing Threshold.

(b)           Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, (i) each Business Agreement is a valid and binding obligation of the applicable Group Company and, to the Knowledge of the Company, each other party or parties thereto, enforceable in accordance with its terms and is in full force and effect, (ii) the applicable Group Company is not (with or without the lapse of time or the giving of notice, or both), and, to the Knowledge of the Company, no other party thereto is (with or without the lapse of time or the giving of notice, or both), in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in each of the Business Agreements and (iii) to the Knowledge of the Company, no event has occurred (with or without the lapse of time or the giving of notice, or both) that would constitute a default under any Business Agreement. No Group Company has received any written notice of the intention of any party to terminate any Business Agreement. To the Knowledge of the Company, no event has occurred that will or would (with or without the lapse of time or the giving of notice, or both) reasonably be expected to give any party the right to (A) cancel or terminate or modify in any material respect the rights or obligations of the Group Companies under any Business Agreement or (B) seek material damages or other remedies under any Business Agreement.

(c)           The Group Companies have either delivered or made available to Buyer true, correct and complete copies of the Business Agreements (including all amendments, modifications, extensions and guaranties related thereto).

4.17         Employees.

(a)           Section 4.17(a) of the Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all employees of each Group Company, indicating for each his or her (i) employer, (ii) name, (iii) service date, (iv) position or title, (v) status as being active or inactive and full-time or part-time and exempt or non-exempt, (vi) location of employment, (vii) base annual salary or hourly wage, (viii) vacation or PTO balance and (ix) leave status, including reason for leave, date of start of leave and return to work date. Except as otherwise set forth in Section 4.17(a) of the Disclosure Schedule, Sellers or the applicable Group Company, as the case may be, have paid in full to all listed employees all wages, salaries, commissions, bonuses and other compensation due to such employees.

(b)          Section 4.17(b) of the Disclosure Schedule contains a list as of the date hereof of (i) all employment agreements to which a Group Company is a party, other than employment agreements terminable by either party at-will and without any severance obligation on the part of the Group Company that is not otherwise required by Law, and (ii) all other agreements that entitle any employee to compensation or other consideration as a result of the acquisition by any Person of control of the Group Companies (including as a result of consummation of the Transactions).

(c)          Section 4.17(c) of the Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all independent contractors who are providing or have provided services to any Group Company during any period in 2019 or 2020, indicating for each his or her (i) name, (ii) initial date of engagement, (iii) position or title, if any, (iv) description of services provided, (v) location of services, (vi) compensation, including total amount of fees paid to date, (vii) term for which services were or are anticipated to be provided, and (viii) whether there is a written agreement in place. Except as otherwise set forth in Section 4.17(c) of the Disclosure Schedule, (x) the Group Companies have fully and accurately reported each such contractors’ compensation on IRS Forms 1099 during such period when required to do so and (y) all such contractors have executed forms of confidentiality agreement which restrict the improper use and disclosure of confidential information, and have executed appropriate assignment of invention and copyrights agreements, as applicable.

(d)          Except as set forth in Section 4.17(d) of the Disclosure Schedule, no Group Company is a party to any collective bargaining agreement. No Group Company is subject to any (i) pending or threatened labor strike, slowdown, work stoppage, lockout, or other organized labor disturbance, and to the Knowledge of the Company, no circumstances exist that may give rise to any such labor strike, slowdown, work stoppage, lockout or other organized labor disturbance or (ii) to the Knowledge of the Company, attempt by any union to represent employees as a collective bargaining agent. There are no labor or contractual claims that may be asserted by any labor organization, works council or other employee representative that would reasonably be expected to prevent or materially delay the consummation of the Transactions.

(e)           Each Group Company is, and has at all since times since the Reference Date been, in compliance in all material respects with Laws regarding employment and employment practices. There are no pending or threatened Actions in writing against any Group Company that assert that any Group Company has committed an unfair labor practice, act of discrimination or other similar complaints with respect to any employee thereof. Sellers have made available to Buyer true, correct and complete copies of all current employee manuals and employee handbooks of the Group Companies.

(f)           Since the Reference Date, no Group Company has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law) or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state or local Law).

(g)           Each of the employees of the Group Companies who are not citizens or permanent residents of the country in which he or she works has provided documentation to the Company reflecting his or her authorization under applicable U.S. or foreign immigration Laws to work in his or her current position for the applicable Group Company.

(h)           No Group Company has any material liability with respect to any misclassification of such Person as an independent contractor rather than as an employee, or as an “exempt” employee rather than a “non-exempt” employee (within the meaning of the Fair Labor Standards Act of 1938), or with respect to such Person’s status as a leased employee.

(i)            To the Knowledge of the Company, no employee or individual independent contractor of any Group Company is bound by any Contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any Governmental Authority that would materially interfere with such Person’s right to perform services for the Group Companies.

(j)            Since the Reference Date, no allegations of sexual harassment have been made to any Group Company against any individual in his or her capacity as a director of such Group Company or an employee of such Group Company at a level of Vice President or above.

4.18         Employee Benefits.

(a)           Section 4.18(a) of the Disclosure Schedule sets forth a true, correct and complete list as of the date hereof of all Benefit Plans. The Group Companies have made available to Buyer the following documents with respect to each Benefit Plan, as applicable: (i) true, correct and complete copies of the governing plan documents, including all amendments thereto, and all related insurance policies and other funding arrangements and determination, opinion or advisory letters; (ii) a written description of the material terms of any Benefit Plan that is not set forth in a written document; (iii) the most recent summary plan description together with the summary or summaries of material modifications thereto; and (iv) the annual report (Form 5500 series and all schedules and financial statements attached thereto) filed in the most recent three plan years, including all schedules thereto and the opinions of independent accountants.

(b)           Each Benefit Plan has been maintained, operated and administered in all material respects (i) in accordance with its terms and any related documents or agreements and (ii) in compliance with, ERISA, the Code and all other Laws. All contributions, reserves or premium payments required to be made or accrued with respect to the Benefit Plans have been timely paid or accrued by the Group Companies. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of material security with respect to a Benefit Plan or the imposition of any material lien on the assets of the Group Companies under ERISA or the Code.

(c)           No Action, suit or claim (excluding claims for benefits incurred in the ordinary course) is pending or threatened in writing against or with respect to any Benefit Plan. There are no audits, inquiries or proceedings of any kind pending or threatened in writing by the IRS, U.S. Department of Labor or any other Governmental Authority with respect to any Benefit Plan, nor, to the Knowledge of the Company, is there any basis for one.

(d)          Each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code (each, a “Qualified Pan”) has received a favorable determination or opinion letter from the IRS as to its qualified status, and the exempt status of its accompanying trust under Section 501(a) of the Code and no event has occurred or circumstance exists that could reasonably be expected to give rise to disqualification or loss of tax-exempt status of any such Qualified Plan.

(e)          Neither the Group Companies nor any ERISA Affiliate has, since the Reference Date, maintained, established, sponsored or contributed to or had any obligation to contribute to any (i) “pension plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Sections 412 or 430 of the Code or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(f)           Neither the Group Companies nor any ERISA Affiliate has any obligations for retiree health or life insurance benefits under any Benefit Plan, other than continuation coverage as may be required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA.

(g)           There have been no “prohibited transactions” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan, other than any such transactions that are covered by a statutory or administrative exemption.

(h)          Neither the execution of this Agreement nor the consummation of the Transactions will (i) entitle any person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Benefit Plan, (ii) otherwise trigger any acceleration of vesting or payment of benefits under or with respect to any Benefit Plan, (iii) trigger any obligation to fund any Benefit Plan, or (iv) result in any “parachute payment” that would not be deductible by reason of the application of Section 280G of the Code.

4.19         Environmental Compliance.

(a)           Each Group Company holds and maintains all Permits required under Environmental Laws for its operations as currently conducted and for the ownership or use of all of its assets or properties (collectively, the “Environmental Permits”). Section 4.19(a) of the Disclosure Schedule sets forth a true, correct and complete list of all Environmental Permits, which list includes the names of the permittees and any expiration dates thereof. The Environmental Permits are in full force and effect and in good standing. The Environmental Permits are in full force and effect and in good standing.

(b)          Each Group Company is and has been since the Reference Date in compliance in all material respects with all applicable Environmental Laws and Environmental Permits.

(c)           (i) No Group Company has Released any Hazardous Substances, (ii) none of Sellers, in connection with any Group Company or its operations, has Released any Hazardous Substances, and (iii) there has been no Release of Hazardous Substances by any Group Company, Seller or any other Person at, in, on, under, to or from any of the Owned Real Property or Leased Facilities, or, during the period of any Group Company’s ownership, operation or lease thereof, at, in, on, under, to or from any property formerly owned, operated or leased by a Group Company, in each case, in violation of any Environmental Law, that requires any Remedial Action under Environmental Law, or in a manner which has resulted or would reasonably be expected to result in an Action under any Environmental Law.

(d)          No Group Company and, in connection with any Group Company or its operations, no Seller is conducting or funding, or has received any written notice that it is or may be responsible for, any Remedial Action.

(e)           Neither any Group Company nor any Seller has owned or operated any underground or above-ground storage tanks or pipelines at any Owned Real Property, Leased Facilities or property formerly owned, operated or leased by a Group Company where the installation, use, maintenance, repair, testing, closure or removal of such tank or pipeline is or was not in compliance with Environmental Laws, and there has been no Release from or rupture of any such tank or pipeline, including any Release from or in connection with the filling or emptying of such tank.

(f)           No Group Company has received any written notice regarding (i) any Release of any Hazardous Substance, including at, in, on, under, to or from the Owned Real Property, Leased Facilities, any property formerly owned, operated or leased by a Group Company, or any location at or to which any Group Company sent wastes or Hazardous Substances for treatment, storage or disposal, (ii) any exposure to any Hazardous Substances, or (iii)  any violation of, non-compliance with, or liability under any Environmental Permit or Environmental Law. No Action is pending or threatened in writing against a Group Company asserting actual or potential violation of, noncompliance with or liability under any Environmental Law or which would reasonably be expected to result in the termination, revocation or adverse modification of any Environmental Permits, and, to the Knowledge of the Company, there are no circumstances or conditions at any Owned Real Property or Leased Facilities or otherwise resulting from the operations of the Group Companies that would reasonably be expected to result in any violation of, noncompliance with, or liability under any Environmental Laws or the termination, revocation or adverse modification of any Environmental Permits.

(g)          To the Knowledge of the Company, there are no asbestos containing materials, or equipment or other devices containing polychlorinated biphenyls, on, at, in or under the Owned Real Property or Leased Facilities.

(h)           None of the Group Companies has assumed, undertaken, agreed to indemnify with respect to, or otherwise become subject to any liability of any other Person relating to or arising from any Environmental Law.

(i)            The operations of each of the Group Companies have not given rise to exposures of employees or other Persons to Hazardous Substance in excess of any applicable limits or standards under any Environmental Law, or in a manner that has given or would reasonably be expected to give rise to liability under Environmental Laws.

(j)            The Owned Real Property, the Leased Facilities and operations and assets of each Group Company will not require a material capital expenditure or material operating expense increase during the next three years to achieve or maintain compliance with any Environmental Law or Environmental Permit.

(k)           None of the Group Companies has disposed of or transported or arranged for the transportation or disposal of any Hazardous Substances at or to any location, except in material compliance with any applicable Environmental Law or Contract, and except as has not given and would not reasonably be expected to give rise to any liability of any Group Company under any applicable Environmental Law or Contract.

(l)            None of the Group Companies is required by virtue of the Transactions, or as a condition to the effectiveness of any of the Transactions, (i) to give notice to or receive approval from any Governmental Authority or other Person under any Environmental Law, (ii) to alter, modify, renew, change or update any Environmental Permit required or necessary for the operation of the businesses of the Group Companies or (iii) to undertake any Remedial Actions pursuant to Environmental Laws.

(m)          True, correct and complete copies of all Environmental Permits, material environmental reports, studies, audits, records, sampling data, site assessments and other similar documents conducted in relation to the Owned Real Property, Leased Facilities or the businesses, operations or assets of the Group Companies have been made available to Buyer.

4.20         Litigation.

(a)           Except as set forth in Section 4.20 of the Disclosure Schedule, there is no and, since the Reference Date, there has not been any Action pending or threatened, against or relating to any Group Company or its business or assets, and, to the Knowledge of the Company, no event has occurred or circumstance exists that would give rise to or serve as the basis for any commencement of any such Action. There is no Action pending or threatened by any Group Company against any other Person, and, to the Knowledge of the Company, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as the basis for any commencement of such Action. There is no Action pending or threatened, that (i) challenges the validity or enforceability of this Agreement or the Ancillary Documents or (ii) seeks to enjoin, prohibit or restrain the consummation of the Transactions by Sellers or either Group Company.

(b)           No Group Company is a party or subject to any Order that imposes ongoing and continuing obligations and there are no unsatisfied judgments, penalties or awards against or affecting any Group Company or any of its properties or assets. No Group Company is a party or subject to or in default under any Order which has been, or would reasonably be expected to materially prevent, hinder or delay any Group Company from performing its obligations hereunder or the consummation of the Transactions.

4.21         Insurance. Section 4.21 of the Disclosure Schedule sets forth a true, correct and complete list of all policies or binders of fire, liability, product liability, worker’s compensation, vehicular and other insurance held by the Group Companies as of the date hereof (collectively, the “Insurance Policies”). All Insurance Policies are in full force and effect and provide adequate coverage in all material respects in amount and scope for the businesses of each Group Company. The Group Companies have either delivered to Buyer or have given Buyer access to copies of all such policies or binders and the loss-run reports for the Group Companies since January 1, 2017. All premiums on all Insurance Policies have been paid to date and no premiums or payments will be due thereunder after the Closing with respect to any period prior to the Closing. The Group Companies have complied in all material respects with all conditions of the Insurance Policies. No Group Company has received written notice of any material failure to comply with the terms, increase in premiums (other than routine annual increases), nonrenewal or cancellation, of any Insurance Policies, and no Group Company has made any claim against an Insurance Policy as to which the insurer is denying coverage or defending the claim under a reservation of rights. There are no claims of the Group Companies pending under any Insurance Policies as to which any Group Company has been refused insurance coverage, or had its coverage limited by any insurance carrier. Each Group Company has timely filed all claims for which it is seeking payment or other coverage under any Insurance Policy. None of Sellers or either of the Group Companies has any self-insurance or co-insurance programs.

4.22         Customers and Suppliers.

(a)           Section 4.22 of the Disclosure Schedule sets forth a list of (i) the 15 largest customers (measured by dollar volume of sales to such customers) of the Group Companies (the “Top Customers”) and (ii) the 15 largest suppliers (measured by dollar volume of purchases from such suppliers) of the Group Companies (the “Top Suppliers”), in each case for (A) each of the 12-month periods ended December 31, 2018 and 2019 and (B) the nine month period ended September 30, 2020.

(b)          Since the Reference Date, no Top Customer or Top Supplier has canceled, terminated, materially and adversely modified or, to the Knowledge of the Company, made any threat to cancel, terminate or otherwise materially and adversely modify its relationship with the Group Companies, including any materially decrease on the part of any Top Customer in its direct or indirect purchase or usage of the products or services of the Group Companies or on the part of any Top Supplier in its sale of supplies or services to the Group Companies. To the Knowledge of the Company, no fact, circumstance, condition or situation exists which, after notice or lapse of time or both, reasonably would be expected to cause the business with any of the Top Customers or Top Suppliers not to continue after the Closing Date in substantially the same manner as prior to the date hereof.

(c)           Since January 1, 2019, there has been no substantial change in (i) the manner in which the Group Companies extend discounts, credits or warranties to customers or otherwise deal with customers, (ii) the practices of the Group Companies of ordering supplies for purposes of honoring warranties with respect to the businesses of the Group Companies or (iii) the customary payment or collection cycles for, or the terms and conditions of, any payables or receivables or other debt of the businesses of the Group Companies and no change of that kind is currently expected.

(d)           No Group Company is, nor since January 1, 2019 has been, engaged in any material dispute or controversy with any Top Customer or Top Supplier with respect to the supply of products or services by or to the Group Companies. To the Knowledge of the Company, as of the date hereof, no Top Customer or Top Supplier is bankrupt or insolvent, or has threatened to enter bankruptcy, suffer the appointment of an administrator or receiver or commence any similar process providing protection from creditors under the laws of its respective jurisdiction.

4.23        Recalls; Product Warranties and Liability.

(a)           Since the Reference Date, there have not been any product recalls (whether voluntary or compulsory) involving any products of the Group Companies. No product manufactured, sold, leased, licensed or delivered by the Group Companies is currently subject to a recall required by any Governmental Authority and the Group Companies have no plans to initiate a voluntary product recall.

(b)          All products manufactured, sold or delivered by the Group Companies since the Reference Date have been in conformity in all material respects with all applicable contractual commitments and express warranties. Except with respect to Contracts with customers entered into the ordinary course of business, the Group Companies have no warranties, warranty policies, service agreements or maintenance agreements in effect that provide for warranty coverage. There exist no pending or, to the Knowledge of the Company, threatened, warranty claims relating to any Group Company, and to the Knowledge of the Company, there is no reasonable basis for any such claim, except in each case, to the extent adequately reserved for on the face of the Most Recent Financial Statements.

(c)           Since the Reference Date, no claims have been asserted in writing against the Group Companies arising out of any injury to Person or property as a result of the ownership, possession or use of a product designed, manufactured, assembled, repaired, sold, leased, delivered, installed or otherwise distributed, or services rendered, by the Group Companies, nor, to the Knowledge of the Company, has any such injury occurred that remains unasserted.

4.24        Bank Accounts and Powers of Attorney. Section 4.24 of the Disclosure Schedule sets forth a true, correct and complete list of (a)(i) the account number for each bank account of each Group Company, (ii) the name and address of each bank with whom each Group Company has an account or safe deposit box, and (iii) the name of each Person authorized to draw thereon or have access thereto and (b) the name of each Person holding a power of attorney on behalf of any Group Company.

4.25         Accounts Receivable; Inventory.

(a)          All accounts receivable reflected on the Most Recent Financial Statements (i) are valid, genuine and subsisting, incurred in the ordinary course of business for bona fide sales and deliveries of goods, performance of services or other business transactions and (ii) have been appropriately recorded in accordance with GAAP. No such accounts receivable are subject to any pending or threatened set-off, discount or counterclaim (other than for which a reserve has been established on the balance sheet included in the Most Recent Financial Statements) or have been assigned or pledged to any Person, except for Encumbrances securing the Closing Indebtedness.

(b)           All inventory used in the businesses of the Group Companies conforms in all material respects with all applicable specifications and warranties, is not obsolete, is useable or saleable in the ordinary course of business and, if saleable, is saleable at values not less than the book value amounts thereof except to the extent adequately reserved on the balance sheet included in the Most Recent Financial Statements, as applicable, and such amounts reflected on the balance sheet included in the Most Recent Financial Statements have been appropriately recorded in accordance with GAAP.

4.26         Absence of Certain Business Practices.

(a)           (i) None of the Group Companies or any of their respective directors or officers has violated any Law of any jurisdiction applicable to the Group Companies relating to anti-bribery or anticorruption or that otherwise prohibits the corrupt payment to any government or public officials, including the U.S. Foreign Corrupt Practices Act of 1977 (all such Laws, “Anticorruption Laws”), (ii) the Group Companies have not, directly or indirectly, (A) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under the Laws of any federal, state, local or foreign jurisdiction, (B) established or maintained any unrecorded fund or asset for any purpose or intentionally made any false entries on the books and records of the Group Companies for any reason, (C) been bound by any outstanding agreements to make any contribution, or reimburse any political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office or (D) paid or delivered any fee, commission or any other sum of money or item of property, however characterized, to any finder, agent, government official or other party, in the United States, Vietnam or any other country, which in any manner relates to the assets, business or operations of the Group Companies which such Person knew or had reason to believe to be illegal under any federal, state or local Laws (or any rules or regulations thereunder) of the United States, Vietnam or any other country having jurisdiction, (iii) no Representative or Affiliate of either of the Group Companies has violated any Anticorruption Law, AML Laws, or Sanctions, (iv) none of the Group Companies has received any notice alleging any such violation or conducted any internal investigation with respect to any actual, potential or alleged violation of any applicable Anticorruption Law by either of the Group Companies or any of their respective Representatives and (v) none of the Group Companies is a Sanctioned Person.

(b)          None of the Transactions will cause a violation of applicable AML Laws, Anticorruption Laws or Sanctions by any Person participating in the Transactions. None of the Group Companies, or any other controlled or controlling Affiliate, has engaged in or intends to engage in any dealings or transactions with, or for the benefit of, any Sanctioned Person or with or in any Sanctioned Country.

(c)           None of the Group Companies, nor any Representative or other Person acting on their behalf, has, during the past five years, directly or indirectly: (i) made, offered, authorized or promised to make any unlawful payment, contribution or transfer of anything of value to any Representative of a foreign or domestic government or any department, agency or instrumentality thereof (including any state-owned enterprise), political party, political campaign or public international organization; or (ii) otherwise took any action which would cause either of the Group Companies to be in violation of applicable Anticorruption Laws.

(d)           There are no pending or threatened, Actions against either of the Group Companies with respect to any applicable Anticorruption Laws. The Group Companies are, and have been for the past five years, in compliance with and have not been in violation of any Law applicable to international transactions, or any Permit issued under any such Law, including the U.S. Export Administration Act, Export Control Reform Act of 2018, Export Administration Regulations, Foreign Trade Regulations, Foreign Corrupt Practices Act of 1977, Arms Export Control Act and International Traffic in Arms Regulations, the U.S. International Emergency Economic Powers Act and the Trading with the Enemy Act and Executive orders and regulations issued thereunder, and U.S. customs Laws. Section 4.26(d) of the Disclosure Schedule sets forth a true, correct and complete list of all Permits issued to either Group Company under any such Laws within the past three years. Seller has delivered to Buyer true and complete copies of all such Permits and all records required by Law to be retained in connection therewith.

(e)           None of the Group Companies and none of their controlled or controlling Affiliates or respective Representatives has violated or is in violation of applicable Anti-Terrorism Laws.

4.27        No Brokers. Neither Sellers nor the Group Companies have become obligated to pay any fee or commission to any broker, finder or intermediary other than Robert W. Baird & Co. Incorporated (or its Affiliates) for or on account of the Transactions.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as of the date hereof and as of the Closing (only if the Closing occurs) as follows:

5.1          Organization and Power. Buyer (a) is a limited liability company duly formed, validly existing and in good standing under the Laws of its Formation Jurisdiction, (b) is licensed or qualified to conduct its business in each jurisdiction where it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a material adverse effect, and (c) has the requisite entity power and authority to own or lease the assets that it purports to own or lease and to carry on its business substantially in the manner currently conducted.

5.2          Authority and Enforceability. Buyer has all the requisite power and authority, and has taken all action necessary, to execute, deliver and perform this Agreement and each Ancillary Document to which it is party and to perform Buyer’s obligations hereunder and thereunder. This Agreement and each Ancillary Document to which it is party has been duly authorized, executed and delivered by Buyer and (assuming the valid authorization, execution and delivery of this Agreement and each Ancillary Document by Sellers) constitutes the legal, valid and binding agreement of Buyer, enforceable against the Buyer in accordance with its terms, subject to Customary Exceptions.

5.3           Conflicts. The execution and delivery by Buyer of this Agreement and each Ancillary Document to which it is party, the performance by each of its obligations hereunder and thereunder and consummation of the Transactions, do not and will not:

(a)          conflict with, constitute a default under or violate, require any consent, or give rise to a right of termination, cancellation or acceleration or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under any provision of its organizational documents;

(b)          (i) conflict with, breach, constitute a default under or violate any provision of Law applicable to Buyer, (ii) conflict with, breach, constitute a default under or violate any Order to which Buyer is subject, or (iii) require a registration, filing, application, notice, consent, approval, order, qualification, authorization, designation, declaration or waiver with, to or from any Governmental Authority (except as required under the HSR Act), except in each case under this Section 5.3(b), any conflict, breach, default, violation or noncompliance that would not individually or in the aggregate be reasonably likely to have a material adverse effect; or

(c)           (i) require a consent, approval or waiver from, or notice to, any party to any Contract to which Buyer is a party or by which it is bound or (ii) result in a breach of, or cause a default under, or conflict with, or constitute (with notice or lapse of time or both would constitute) a default under, or result in the termination, cancellation or modification of, or accelerate the performance required by or the maturity of any liability or obligation pursuant to, or give rise to the creation or imposition of any Encumbrance under, any provision of any material Contract to which Buyer is a party or by which it is bound; except in each case under this Section 5.3(c), any violation, breach, default or noncompliance that would not individually or in the aggregate be reasonably likely to have a material adverse effect.

5.4          No Litigation. There is no Action pending or, to the actual knowledge of Buyer after reasonable inquiry of its direct reports, threatened, against Buyer that (a) challenges the validity or enforceability of this Agreement or any Ancillary Document to which Buyer is party or (b) would reasonably be expected to prevent, hinder or delay the consummation of the Transactions. Buyer is not a party or subject to or in default under any Order which has been, or would reasonably be expected to materially prevent, hinder or delay Buyer from performing its obligations hereunder or the consummation of the Transactions.

5.5           Parent Stock.

(a)          Upon issuance, the Parent Stock constituting the Stock Consideration will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any option, call, pre-emptive, subscription or similar rights or other Encumbrances other than transfer restrictions imposed by applicable securities Laws.

(b)          Buyer has, and will continue to have through the Closing, sufficient authorized but unissued or treasury Parent Stock for Buyer to meet its obligation to deliver the Stock Consideration under this Agreement.

5.6           No Parent Stockholder Approval. The issuance and delivery by Buyer of the Stock Consideration to Sellers does not require any vote or other approval or authorization of any holder of any securities of Parent.

5.7           Parent SEC Reports. As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.8           Financial Capacity. Buyer has, and will have at the Closing, sufficient funds and adequate financial resources to satisfy its monetary and other obligations (including to consummate the purchase and sale of the Shares) under this Agreement. Buyer acknowledges that the obligations of Buyer under this Agreement are not contingent upon or subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

5.9          Solvency. As of the Closing, after giving effect to all indebtedness being incurred on such date in connection herewith, Buyer will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

5.10         No Other Representations or Warranties.

(a)           Buyer acknowledges that, except for the representations and warranties contained in ARTICLE 3 and ARTICLE 4, neither Sellers nor the Company nor any other Person on behalf of Sellers or the Company has made, and Buyer has not relied upon, any representation or warranty, whether express or implied, with respect to the Group Companies or their respective businesses, affairs, assets, liabilities, financial condition, results of operations or prospects, with respect to the accuracy or completeness of any other information provided to Buyer by or on behalf of Sellers or the Company or with respect to any other matter relevant to this Agreement or the Transactions.

(b)          In connection with any investigation by Buyer of the Group Companies, Buyer has received or may receive from Sellers or the Company and/or other Persons on behalf of Sellers or the Company certain estimates, projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications. Buyer acknowledges that there are uncertainties inherent in all such estimates, projections, forward looking statements and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is not relying on any such estimates, projections, forward looking statements and other forecasts and plans and that neither Sellers nor the Company nor any other Person on behalf of Sellers or the Company has made any representation or warranty with regard to such estimates, projections, forward looking statements and other forecasts and plans, provided that the foregoing acknowledgement shall not limit, in any way, the specific representations or warranties made by Sellers in ARTICLE 3 and ARTICLE 4.

5.11         No Brokers. Neither Buyer nor any of its Affiliates has become obligated to pay any fee or commission to any broker, finder or intermediary other than JPMorgan Chase & Co. (or its Affiliates) for or on account of the Transactions.

ARTICLE 6

ACTIONS PRIOR TO THE CLOSING DATE

6.1           Access to Information.

(a)          The Company shall, and shall cause T.A Vietnam to, afford to Buyer reasonable access, during normal business hours, upon reasonable advance notice to an officer of each Group Company, to the management, offices, properties, books and records of such Group Company to the extent reasonably necessary for the Closing; provided, however, that the foregoing shall not require the Group Company: (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of Seller Representative would result in the disclosure of any trade secrets or violate any obligations with respect to confidentiality; (ii) to disclose information or materials protected by attorney-client, attorney work product or other legally recognized privileges or immunity from disclosure; provided, that the Company shall reasonably cooperate to provide any underlying information relating to any Group Company to the extent that it can be provided in a manner that does not result in a breach of agreement or a loss of attorney-client, attorney work product or other legally recognized privilege; (iii) to permit any environmental sampling, testing or other intrusive investigations of any property; (iv) to disclose information that would cause competitive harm to any Group Company if the Transactions are not consummated; or (v) to take any action that would cause material disruption to the business of any Group Company. In addition, in no event shall Buyer have access, at any time prior to the Closing, to any information regarding pending or proposed bids for new contracts or business or any related information where Buyer or an Affiliate of Buyer has submitted, submits or may submit a bid for such contract or business.

(b)          Buyer agrees that its investigation shall be conducted in such a manner as to minimize the disruption to, and not unreasonably interfere with, the operations of the Group Companies, and that Buyer shall not speak to or otherwise communicate with any of the employees, customers, distributors or suppliers of the Group Companies without the prior written consent of an authorized officer of a Group Company; provided, that the Group Companies will permit and make such arrangements as reasonably requested by Buyer to allow Buyer to communicate with such employees, customers, distributors or suppliers regarding the Transactions and, if the Group Companies so desire, such communications shall be reviewed by (if written) or made in the presence of (if verbal) a designated representative of such Group Company.

(c)           Between the date hereof and the Closing Date, without the express prior written consent of an authorized officer of a Group Company identifying the Person at issue, neither Buyer nor any Affiliate of Buyer, will, directly or indirectly, solicit for employment or engagement or induce, or attempt to induce, any employee or independent contractor of a Group Company to leave the employ or engagement of the Group Company; provided, however, that nothing in this Section 6.1(c) shall preclude Buyer or its Affiliates from conducting a general solicitation of employment through an advertisement or recruiting firm search not targeted at a Group Company or its employees or independent contractors.

6.2          Consents of Third Parties; Governmental Approvals.

(a)           Buyer and the Company shall take, or cause to be taken by others, reasonable steps to obtain and satisfy, at the earliest practicable date, all Required Consents; provided, however, that no Seller shall be required, for the purpose of obtaining any such consent, to provide any financial accommodation or concession to such Person in order to obtain such consent. Each Party agrees to make or cause to be made an appropriate filing pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable, and in any event, within five Business Days after the date hereof, or as otherwise agreed among the Parties.

(b)           Buyer and the Company shall (i) promptly notify the other of any written communication to it or its Affiliates from any Governmental Authority (including the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”)) and, subject to Law, permit the other to review in advance any proposed written communication to any Governmental Authority or, if applicable and at such responding party’s sole expense, respond as promptly as reasonably practicable to any inquiries, (ii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate thereat, and (iii) to the extent permitted under Law, furnish the other with copies of all correspondence, filings, and written communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions (unless the furnishing of such information would violate the provisions of any Law or any confidentiality provision of any agreement; provided, that each such Party shall use reasonable efforts to promptly communicate to the other Party the substance of any such communication, whether by redacting parts of such material communication or otherwise, so that such communication would not violate Law or the provisions of any confidentiality provision). Buyer shall be responsible for paying all applicable filing fees due pursuant to the HSR Act or any other antitrust Law.

(c)           In furtherance and not in limitation of the efforts referred to above in this Section 6.2, if any objections are asserted with respect to the Transactions under the HSR Act or any applicable antitrust Law, or if any Action is instituted (or threatened to be instituted) by the FTC, the DOJ or any other Governmental Authority challenging the Transactions or that would otherwise prohibit or materially impair or materially delay the consummation of the Transactions, then each Party shall use its reasonable best efforts to resolve any such objections or actions, suits or proceedings so as to permit the consummation of the Transactions as expeditiously as possible. In using its “reasonable best efforts” Buyer shall take any and all steps necessary, proper or advisable to eliminate each and every impediment under the HSR Act or any applicable antitrust Law that is asserted by any Governmental Authority with respect to the Transactions so as to enable the consummation of such Transactions to occur as expeditiously as possible, including (i) opposing vigorously and fully any challenge asserted by any Person that would prevent or delay the consummation of the Transactions, promptly appealing any adverse decision or order, and litigating any such challenge to a final non-appealable order; and (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses (or otherwise taking or committing to take any action that limits the Buyer’s freedom of action with respect to, or the ability to retain, any businesses, product lines, assets, relationships, or contractual rights).

(d)              Buyer agrees to provide such security, guaranties and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other Third Party whose consent or approval is sought in connection with the Transactions.

6.3              Operations Prior to the Closing Date.

(a)               Between the date hereof and the Closing Date, but except (i) with the prior written approval of Buyer (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed), (ii) as required by applicable Law or Contract or (iii) as expressly contemplated herein or set forth in Schedule 6.3(a), the Company shall, and shall cause T.A Vietnam to, (A) operate and carry on its business only in the ordinary course of business in all material respects and use reasonable best efforts to conduct their business in compliance in all material respects with applicable Law, (B) use reasonable best efforts to preserve its business relationships (including relationships with employees, customers and suppliers), property and assets in a manner consistent with then-present needs and past practices, (C) maintain its books and records in the ordinary course of business, and (D) use reasonable best efforts to collect accounts receivable and pay, discharge and satisfy all accounts payable and timely file all Tax Returns (subject to Buyer’s right to review such Tax Returns pursuant to clause (iii)(E) of this Section 6.3 or Section 8.5, as the case may be) and timely pay all Taxes, in each case, in the ordinary course of business and as such accounts payable and Taxes become due and payable, or in accordance with their terms unless subject to good faith disputes over whether payment or performance is due and owing, (E) prior to filing any income or other material Tax Return (including an amended income or other material Tax Return) of the Group Companies (other than any Amended Tax Returns required to be filed by Seller prior to the Closing pursuant to Section 8.5, which shall be governed by Section 8.5): (1) provide a copy of such income or other material Tax Return to Buyer at least 10 days prior to the due date for filing such income or other material Tax Return and (2) incorporate any reasonable comments provided by Buyer with respect to any such income or other material Tax Return and (F) file all income Tax Returns of the Group Companies for taxable periods ending on or before December 31, 2019.

(b)              Without limiting the provisions of Section 6.3(a), but except (i) with the prior written approval of Buyer (which Buyer agrees shall not be unreasonably withheld, conditioned or delayed), (ii) as required by applicable Law or Contract or (iii) as expressly contemplated herein or as set forth in Schedule 6.3(b), between the date hereof and the Closing Date, the Company shall not, and shall cause T.A Vietnam not to, take any action that would be required to be disclosed on Section 4.10(b) of the Disclosure Schedule (other than Section 4.10(b)(vi) (suffered any damage, destruction or casualty loss that is valued under GAAP in excess of the Listing Threshold, net of insurance proceeds recovered or recoverable therefor)) if such action were taken prior to the date hereof.

(c)               Notwithstanding anything to the contrary herein, prior to the Closing, the Group Companies may declare and pay as a valid special dividend in cash all or any part of their cash to Sellers.

6.4              Reasonable Best Efforts. In accordance with the terms and subject to the conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions.

6.5              Confidentiality; Public Announcements.

(a)               Each Party acknowledges that the information provided to it by the other Parties or its Representatives in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement, which such terms are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, then the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b)               For a period of three years after the Closing Date, each Seller shall hold and shall cause its Affiliates to hold, and shall use reasonable best efforts to cause its and their respective Representatives to hold, in confidence any and all information, whether written or oral, related to the Group Companies or their respective businesses, (i) except to the extent that such information (A) is generally available to or known by the public through no fault of it, its Affiliates or their respective Representatives or (B) is lawfully acquired by it, its Affiliates or their respective Representatives from and after the Closing from sources which are not known by Sellers to be prohibited from disclosing such information by nondisclosure obligations or duties, or (ii) unless and to the extent it determines that disclosure of such information is required by applicable Law, the SEC or the rules of any stock exchange or national market system or in the event the recipient thereof is subject to appropriate nondisclosure obligations or duties. If a Seller determines that disclosure of such information is required by applicable Law, such Seller shall use its reasonable best efforts consistent with applicable Law to consult with Buyer with respect thereto and to obtain appropriate confidential treatment, if available, of such information as Buyer may reasonably request and at Buyer’s cost.

(c)               For a period of three years after the Closing Date, Buyer shall hold and shall cause its Affiliates to hold, and shall use reasonable best efforts to cause its and their respective Representatives to hold, in confidence any and all information, whether written or oral, related to each Seller and its Affiliates and their respective businesses (other than to the extent such information is related to the Group Companies and their respective businesses), (i) except to the extent that such information (A) is generally available to or known by the public through no fault of Buyer, its Affiliates or their respective Representatives or (B) is lawfully acquired by Buyer, its Affiliates or their respective Representatives from and after the Closing from sources which are not known by Buyer to be prohibited from disclosing such information by nondisclosure obligations or duties, or (ii) unless Buyer determines that disclosure of such information is required by applicable Law, the SEC or the rules of any stock exchange or national market system or in the event the recipient thereof is subject to appropriate nondisclosure obligations or duties.

(d)               Notwithstanding anything to the contrary in this Section 6.5, Parent shall be permitted to issue a press release following the execution of this Agreement. Prior to the issuance of such press release, Parent will give Sellers the opportunity to review and comment upon such press release.

6.6              Exclusivity. From the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to ARTICLE 12, each Seller will not, will cause the Group Companies and its and their respective Affiliates not to, and will cause their and their respective Affiliates’ Representatives not to, (a) solicit, initiate, seek, knowingly encourage or knowingly facilitate the making or submission of any inquiry, expression of interest, communication, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (b) enter into, participate in, maintain or continue any communications or negotiations regarding, or deliver or make available to any Person any information with respect to, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (c) agree to, accept, approve, endorse or recommend any Acquisition Proposal; or (d) enter into any letter of intent, memorandum of understanding or similar document or any Contract or agreement contemplating or otherwise relating to any Acquisition Proposal. Each Seller will, will cause the Group Companies to, will cause its and their respective Affiliates to, and will cause their and their respective Affiliates’ Representatives to, immediately cease any and all existing activities, communications, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Each Seller will, and will cause the Group Companies to, promptly notify Buyer in writing of any written inquiry, proposal or offer relating to any Acquisition Proposal that is received by any of them or any of their respective Representatives after the date hereof (including the material terms thereof and the identity of all Persons involved therein). Sellers agree that the rights and remedies for noncompliance with this Section 6.6 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

6.7             Personal Guaranties. As promptly as reasonably practicable following the date of this Agreement, Sellers and Buyer shall determine a plan to approach the counterparties of the personal guaranties given by Sellers in support of the Group Companies that are set forth on Schedule 6.7 (the “Personal Guaranties”), in order to inform them of the Transactions and seek the release of Sellers under such Personal Guaranties. Buyer will use reasonable best efforts to, and Sellers will reasonably assist Buyer to, cause the termination of all Personal Guaranties.

6.8              Listing. Buyer shall prepare and submit to the Nasdaq Stock Market LLC (“Nasdaq”) an additional listing application for the listing of the shares of the Parent Stock to be issued in connection with the Transactions (the “Nasdaq Listing Application”) and Buyer shall use its reasonable best efforts to cause such Nasdaq Listing Application to be approved prior to the Closing Date, subject only to official notice to Nasdaq of issuance. Sellers and the Company will cooperate with Buyer as reasonably requested by Buyer with respect to the Nasdaq Listing Application and furnish to Buyer all information concerning the Group Companies and Sellers that may be required or reasonably requested in connection with any action contemplated by this Section 6.8.

6.9              Lock-Up. Each Seller shall not, directly or indirectly, without the prior written consent of Buyer, offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Parent Stock acquired pursuant to this Agreement (“Locked-Up Parent Stock”) or any options or warrants to purchase any Locked-Up Parent Stock, or any Equity Interests convertible into, exchangeable for or that represent the right to receive shares of the Locked-Up Parent Stock, or engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Locked-Up Parent Stock (each such transaction, a “Transfer”), in each case, except in accordance with the following limitations:

(a)               None of the Locked-Up Parent Stock may be Transferred for a period of six months following the Closing Date.

(b)               50% of the Locked-Up Parent Stock may be Transferred during the period between the six month and 12 month anniversary of the Closing Date.

(c)               After the 12 month anniversary of the Closing Date, there shall be no further restrictions on the Transfer of the Locked-Up Parent Stock pursuant to this Section 6.9.

Notwithstanding the foregoing, Sellers shall be entitled to Transfer any Locked-Up Parent Stock in connection with a tender offer to acquire all or substantially all of the issued and outstanding Parent Stock.

6.10           Registration Rights Agreement. At the Closing, Sellers and Buyer shall enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit F (the “Registration Rights Agreement”) providing for the registration for resale in a registered offering of the Parent Stock constituting Stock Consideration other than the Locked-Up Parent Stock, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

6.11           Indebtedness. The Company shall, and shall cause T.A Vietnam to, deliver all notices and take all other actions to facilitate the termination of the commitments under the Credit Facilities, the repayment in full of all obligations then outstanding thereunder (using funds arranged by Buyer) and the release of all Encumbrances and guaranties, if any, in connection therewith.

6.12           Data Room Documentation. Within five Business Days following the date of this Agreement, the Company shall at its sole expense deliver to Buyer five copies of the Electronic Data Room as in effect on such date on a suitable electronic medium, set forth in the same order and manner as such documents are set forth therein.

6.13           Affiliate Contracts. Except as set forth in Schedule 6.13, the Company shall cause all Contracts between and among any Group Company, on the one hand, and any Seller or any of its Affiliates (other than any Group Company), on the other hand, to be terminated in their entirety upon the Closing, in each case, effective prior to the Effective Time, by the parties thereto, whereupon such Contracts shall be deemed voided, cancelled and discharged in their entirety without further liability of any of the parties thereto.

6.14            Director Loans. At the Closing, the Unadjusted Cash Consideration payable pursuant to Section 1.5(b)(i) to (a) the 2014 Yi Family Trust as a Seller hereunder shall be reduced by an amount equal to the outstanding principal balance and interest of the outstanding director loan payable by Yongki Yi to the Company as of the Closing Date (the “Yongki Director Loan Balance”) and (b) UKJ, LLC as a Seller hereunder shall be reduced by an amount equal to the outstanding principal balance and interest of the outstanding director loan payable by Tony Yi to the Company as of the Closing Date (the “Tony Director Loan Balance”) (the aggregate of such balances, the “Director Loan Balances”).  At least five Business Days prior to the Closing Date, the Company shall deliver a written statement to Buyer setting forth the true and correct Tony Director Loan Balance and Yongki Director Loan Balance. The Parties agree that: (x) for U.S. federal and applicable state and local income tax purposes: (i) Tony Yi and Yongki Yi shall be treated as having repaid the Tony Director Loan Balance and Yongki Director Loan Balance, respectively, in full immediately prior to the Closing; (ii) the 2014 Yi Family Trust shall be treated as having (A) received an amount equal to the Yongki Director Loan Balance in partial consideration of the 2014 Yi Family Trust’s Shares and (B) distributed an amount equal to the Yongki Director Loan Balance to Yongki Yi; and (iii) UKJ, LLC shall be treated as having (A) received an amount equal to the Tony Director Loan Balance in partial consideration of UKJ, LLC’s Shares and (B) distributed an amount equal to the Tony Director Loan Balance to Tony Yi; and (y) for purposes of calculating the Closing Cash and the funds paid at the Closing, an amount equal to the Director Loan Balances shall be added to the Closing Cash (i.e., to account for the fact that the Director Loan Balances were deemed to be paid back to the Company in cash prior to the Closing). For purposes of illustration only, Schedule 6.14 sets forth an example of how the Director Loan Balances would be treated at Closing, as well as the resulting change in proceeds to Sellers and Closing Cash.

ARTICLE 7
OTHER AGREEMENTS

7.1              RWI Policy. Buyer has delivered to Seller Representative evidence that Buyer has obtained (i.e., bound and incepted as of the date hereof) at its sole expense a conditional binder from the insurance company identified therein committing to issue, and Buyer shall cause to be in effect at the Closing, a representation and warranty insurance policy covering the representations and warranties given by Sellers under this Agreement, the Company’s Tax liabilities for the Pre-Closing Tax Period, and the other matters (if any) covered by such policy (the “RWI Policy”). Buyer shall cause the RWI Policy to include a provision whereby the insurer expressly waives, and irrevocably agrees not to pursue, directly or indirectly, any subrogation rights against any Seller or any Affiliate thereof, or any current or former equityholders, directors, managers, officers or employees of any of the foregoing with respect to any claim made by any insured thereunder, which waiver any Seller may enforce directly against the insurer of the RWI Policy, other than in the event of Fraud committed by a Seller in the making of the representations set forth in ARTICLE 3 or ARTICLE 4. Buyer shall not waive, amend, modify or otherwise revise this subrogation provision under the RWI Policy, or allow such provision to be waived, amended, modified or otherwise revised by any other Person without the consent of Sellers. Buyer shall be solely responsible for all fees, expenses or other obligations in connection with the RWI Policy. Buyer shall (a) comply with and maintain the RWI Policy in full force and effect, (b) pay when due all premiums, fees, costs and Taxes payable thereunder and (c) take all reasonable actions within its control to satisfy on a timely basis all conditions necessary for the issuance of or continuance of coverage under the RWI Policy. Buyer and its Affiliates shall not knowingly take actions that would cause such policy to be (x) amended or waived in a manner that would have a negative and adverse impact on Sellers without the prior written consent of Sellers or (y) terminated or cancelled.

7.2              Non-Competition; Non-Solicitation; Non-Disparagement.

(a)               During the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, each Seller agrees that such Seller shall not, nor shall it permit its Affiliates to, either directly or indirectly (individually, or through or on behalf of another Person):

(i)                 establish, engage, own, manage, operate or control, or participate in the establishment, ownership, management, operation or control of, or be a director, officer, manager, employee, salesman, agent or representative of, or be a consultant to, any Person that competes with the businesses of the Group Companies as currently conducted in the Restricted Territory; provided, however, that such Person shall not be prohibited from owning up to 3% of the outstanding equity securities of a company that is publicly traded on a national securities exchange or in the over the counter market so long as such Person has no active participation in connection with the business of such company;

(ii)                hire, solicit, encourage or induce or attempt to induce any employee of a Group Company to leave the employment of such Group Company, or to become employed by or to enter into a business relationship with any other Person; provided, however, that a general solicitation not specifically targeted at the employees of a Group Company shall not be a violation of this clause (ii); or

(iii)               except as required in the normal course of duties for its business, request, knowingly induce or knowingly attempt to limit or influence any customer, employee, supplier or other business entity to limit or curtail in any material respect or cancel or terminate any business it transacts with, or products or services it provides to or receives from the Group Companies.

(b)              Each Seller agrees that such Seller shall not, nor shall its Affiliates, at any time, intentionally disparage in any material respect Parent, Buyer, the Group Companies, any Affiliate of the foregoing, any of its or their respective businesses, members or Representatives, or the reputation of any of the foregoing Persons. Buyer shall not, nor shall its Affiliates, at any time, intentionally disparage in any material respect any Seller, any of its Affiliates or any of its or their respective businesses, managers, equity holders or Representatives, or the reputation of any of the foregoing Persons. This Section 7.2(b) shall not apply to (i) testimony obtained through subpoena or (ii) any information provided pursuant to an investigation by any Governmental Authority.

(c)               If, at the time of enforcement of the covenants contained in this Section 7.2 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under the circumstances then existing, Buyer and each Seller agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by applicable Law. Each Party has consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and areas restrictions and are necessary to protect the goodwill of the Group Companies and their businesses and the substantial investment in such businesses and the Group Companies made by Buyer. Each Party further agrees that it will not challenge the reasonableness of the duration, scope and area restrictions in any Action with respect to the Restrictive Covenants, regardless of who initiates such Action.

7.3              Release. Effective as of the Closing, (a) each Seller hereby irrevocably waives, releases and discharges, and shall cause its respective Affiliates not to assert, in its, his or her capacity as a direct or indirect equityholder of the Group Companies, to the fullest extent permitted by applicable Law, any claims, or take or bring any Actions, against the Group Companies or any of their directors, officers or managers and (b) Buyer, as agent for each Group Company following the Closing, hereby irrevocably waives, releases and discharges, to the fullest extent permitted by applicable Law, any claims, and shall not take or bring any Actions, against any Sellers in their capacity as a director, officer or manager of the Group Companies, in each case in relation to any and all liabilities and other obligations of whatever kind or nature, in Law, equity or otherwise, arising from, connected or related to, caused by or based on any facts, conduct, activities, agreements, transactions, events or occurrences known or unknown, of any type that existed, occurred, happened, arose or transpired from the beginning of time through the Closing Date; provided, however, that nothing in this Section 7.3 shall affect rights or obligations under this Agreement or any Ancillary Document or the indemnification obligations of a Group Company to any Seller in such Seller’s capacity as director, officer or manager under such Group Company’s organizational documents made available to Buyer prior to the date of this Agreement. The Parties acknowledge that the Laws of many states (including Section 1542 of the California Civil Code) provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” The Parties acknowledge that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist. Nonetheless, the Parties hereby agree that, effective as of the Closing Date, the Parties shall be deemed to waive any such provision of state, local and foreign Law.

7.4              Access to Records after the Closing.

(a)               For a period of seven years after the Closing Date, to the extent permitted by applicable Law, Sellers shall have reasonable access to all of the books and records of the Group Companies, solely to the extent that such access is required for a proper purpose by a Seller in connection with matters relating to or affected by the operations of the Group Companies prior to the Closing Date, including the preparation of a Seller’s financial reports, and the defense or prosecution of litigation (including arbitration or mediation) concerning the businesses of the Group Companies prior to the Closing (other than legal proceedings between any Seller, on the one hand, and Buyer or its Affiliates, on the other hand). Such access shall be afforded by Buyer upon receipt of reasonable advance written notice from such Seller, during normal business hours and may not unreasonably interfere with the conduct of Buyer’s or its Affiliates’ (including the Group Companies’) businesses. A Seller seeking access shall be solely responsible for any costs or expenses incurred by such Seller seeking access pursuant to this Section 7.4. If any such books or records, or any other documents which Sellers have the right to have access to pursuant to this Section 7.4 are produced by Buyer or the Group Companies to an actual or potentially adverse party (e.g., in litigation or in connection with a government investigation), Buyer shall endeavor to as promptly as reasonably practicable make all such books, records and/or documents produced available for inspection and copying by Sellers concurrently with the production of such books, records and/or documents. In addition, if Buyer or a Group Company shall desire to dispose of any of such books or records prior to the expiration of such seven year period, Buyer shall, prior to such disposition, give Sellers a reasonable opportunity to segregate and remove such books and records as Sellers may select for good reason shown and Sellers shall pay all reasonable expenses of Buyer in connection therewith.

(b)               Any Seller may retain copies of any Contracts, documents or records: (i) which relate to properties or activities of such Seller, unless such Contracts, documents and records also relate to the properties or activities of a Group Company, or (ii) which are required to be retained pursuant to any legal requirement or are subject to the attorney-client privilege, or for financial reporting purposes, for Tax purposes or for legal defense or prosecution purposes, and may retain electronic records of such information on computer hard drives and other electronic media.

7.5              Fidelity Charitable. Notwithstanding anything herein or in any Ancillary Document to the contrary, each Party acknowledges that Fidelity Charitable is a public charity and agrees that Fidelity Charitable is not (a) making any representations or warranties in this Agreement or in any Ancillary Document other than those set forth in ARTICLE 3 or (b) agreeing to any covenants, including those set forth in Sections 7.2, 8.1(a) (including in respect of Sellers’ responsibility for costs and expenses relating to the Seller Returns) and 11.2 of this Agreement. In no event shall Buyer or any Affiliate thereof be entitled to bring any claims or pursue any other recourse, at law or in equity, from or against Fidelity Charitable arising from or relating to this Agreement or any Ancillary Document or through state, federal or local Laws, except to the extent related to the transfer to Buyer of good title to all the Shares owned by Fidelity Charitable free and clear of all Encumbrances in accordance with the terms of this Agreement. Each of Elizabeth Chong, Andrew Yi, Yongki Yi and Tony Yi shall be jointly and severally responsible for Fidelity Charitable’s representations and warranties in ARTICLE 3 and ARTICLE 4 and its covenants contained in this Agreement, and shall bear Fidelity Charitable’s share of any associated liability arising with respect thereto.

ARTICLE 8

TAX MATTERS

8.1              Tax Returns.

(a)               Seller Representative, at Sellers’ sole cost and expense, shall engage RSM to prepare or cause to be prepared all Tax Returns that are first due by or on behalf of any Group Company (taking into account extensions validly obtained) after the Closing Date that relate to a taxable period ending on or before the Closing Date (the “Seller Returns”) and such Seller Returns shall be prepared in a manner consistent with past practice of such Group Company unless a different treatment of any item is required by applicable Law. Seller Representative shall permit Buyer to review and comment on each such Seller Return that relates to income Taxes at least 30 days prior to the filing date with respect to such Seller Return (taking into account extensions validly obtained), and in the case of any other Seller Return, Seller Representative shall provide such Seller Returns to Buyer for its review and comment as soon as practicable but in no event later than 10 days prior to the filing date with respect to such Seller Return (taking into account extensions validly obtained). Seller Representative shall incorporate any reasonable revisions provided prior to the due date for a Seller Return (taking into account extensions validly obtained) by Buyer to Seller Representative in writing with respect to a Seller Return. Notwithstanding anything in this Agreement to the contrary, none of Buyer or its Representatives shall be required to sign or file any Seller Return if Buyer or its Representative believes in good faith that a position reflected on such Seller Return is not supportable at a “more likely than not” or greater level of comfort. If Seller Representative and Buyer are unable to resolve any such dispute at least 10 days prior to the due date (including applicable extensions) for filing any such Seller Return, the dispute will be referred to the Accounting Expert for resolution in accordance with the provisions of Section 8.13.

(b)               Buyer, at its sole cost and expense, shall prepare and timely file (or cause the applicable Group Company to prepare and timely file) all Tax Returns that relate to a Straddle Period (the “Buyer Returns”), and such Buyer Returns shall be prepared on a basis consistent with those prepared for prior taxable periods, unless a different treatment of any item is required by applicable Law (including Section 482 of the Code). Buyer shall (i) provide Seller Representative with a copy of such completed Buyer Return at least 30 days prior to the due date for filing such Buyer Return (taking into account extensions validly obtained), (ii) cause any deductions arising from the payment of Seller Transaction Expenses to be reflected in the Pre-Closing Tax Period to the extent that such amounts are deductible at a more-likely-than-not or greater level of comfort in a Pre-Closing Tax Period (and shall not be allocated to a Post-Closing Tax Period under the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (or make any similar election or ratably allocate items under any corresponding provision of state, local or foreign Law)), (iii) incorporate any reasonable comments provided by Seller Representative with respect to such Tax Return that are supportable at a more-likely-than-not or greater level of comfort under applicable Law and that are provided no fewer than 3 days from the due date for filing such Tax Return (taking into account extensions validly obtained), and (iv) not file any such Tax Return without first obtaining Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed). If Seller Representative and Buyer are unable to resolve any such dispute at least 10 days prior to the due date (including applicable extensions) for filing any such Buyer Return, the dispute will be referred to the Accounting Expert for resolution in accordance with the provisions of Section 8.13. For the avoidance of doubt, nothing in this Section 8.1 shall permit Seller Representative to review (x) any Tax Return of Parent or any of its Affiliates (other than a Group Company) or (y) any Tax Return of a consolidated, combined, unitary, or affiliated Tax group of which Parent or Buyer is a member, provided, however, that if a Group Company joins such a consolidated, combined, unitary or affiliated Tax group, then Buyer shall provide pro forma Tax Returns relating to such Group Company for Seller Representative’s review consistent with this Section 8.1(b).

8.2              Straddle Periods. For purposes of apportioning liability for Taxes of a Group Company (other than Transfer Taxes and Vietnamese Capital Transaction Taxes) in connection with any Straddle Period: (a) in the case of Taxes based upon or related to income or receipts (including any Taxes imposed on the Company under Section 951 and Section 951A of the Code with respect to any Group Company that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code), the amount of any such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be determined based on an interim closing of the books of the applicable Group Company as of the close of business on the Closing Date; and (b) in the case of Taxes other than Taxes described in clause (a), the amount of such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be the product of (i) the amount of such Taxes for the entire period and (ii) a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period; provided, that (A) the amount of Taxes allocated to a Pre-Closing Tax Period shall not be increased or otherwise adversely affected by any items, events or transactions outside of the ordinary course of business occurring on the Closing Date after the Closing or following the Closing Date, (B) all deductions arising from the payment of Seller Transaction Expenses shall be allocated exclusively to the portion of the Straddle Period ending on the Closing Date and (C) any employer payroll Taxes arising with respect to a Pre-Closing Tax Period that have been deferred pursuant to the CARES Act or any other corresponding or similar provision of other Law with respect to Taxes shall be allocated to the Pre-Closing Tax Period.

8.3              Post-Closing Actions. Unless (x) Buyer first obtains the prior written consent of Seller Representative (not to be unreasonably withheld, conditioned or delayed, which consent shall be deemed to be unreasonably withheld if the action is required by applicable Law), (y) permitted by Section 8.1 or (z) Buyer waives its right to indemnification from Sellers under Section 11.2 for any Losses arising as a result of such action, following the Closing, Buyer shall not, and shall not permit any of its Affiliates to: (a) file or amend or otherwise modify any Tax Return of a Group Company relating to a Pre-Closing Tax Period or Straddle Period; (b) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period of any Group Company; (c) enter into any voluntary disclosure Tax program, Contract, or arrangement with any Governmental Authority regarding any Taxes of any Group Company for a Pre-Closing Tax Period or Straddle Period; or (d) make an election pursuant to Section 338 of the Code (or similar provisions of state, local or foreign Law) with respect to the transactions contemplated by this Agreement.

8.4              Amended Tax Returns. As promptly as practicable following the date hereof (and in any event prior to the Closing), Sellers shall (a) file amended U.S. federal and applicable state income Tax Returns of the Company for its taxable periods ending December 31, 2018 and December 31, 2019 (such Tax Returns, the “Amended Tax Returns”), which Amended Tax Returns (including any forms or schedules attached thereto) shall be updated to reflect (i) any amounts that the Company was required to include in its gross income under Section 951 of the Code or Section 951A of the Code (or any similar provision of state or local Law) and any deductions available to the Company under Section 250(a)(1)(B) of the Code (or any similar provision of state or local Law), and (ii) any other changes that are necessary to cause each Amended Tax Return to be substantially complete for purposes of Section 6501(c)(8) of the Code (or any corresponding provision of state or local Law), and (b) pay or cause to be paid all Taxes shown as due on each such Amended Tax Return (including any penalties and interest payable with respect to such Amended Tax Return). No fewer than 15 days prior to the date of the filing of an Amended Tax Return, Seller (A) shall provide to Buyer copies of the completed Amended Tax Return and (B) shall incorporate any reasonable comments provided by Buyer with respect to the Amended Tax Return (including any other changes that are necessary to cause each Amended Tax Return to be substantially complete for purposes of Section 6501(c)(8) of the Code (or any corresponding provision of state or local Law)). For the avoidance of doubt, (x) any unpaid expenses incurred by the Company in connection with the preparation of the Amended Tax Returns shall be included in the calculation of Seller Transaction Expenses and (y) if a Governmental Authority ultimately determines that the amount of Taxes payable by the Company (including Taxes arising under Section 951 or Section 951A of the Code) with respect to its taxable year ending on December 31, 2018 or December 31, 2019, as the case may be, exceeds the amount of Taxes shown as due on the Amended Tax Return, the amount of Losses incurred by the Buyer Indemnitees as a result of such determination shall be treated as Excluded Taxes that are indemnifiable pursuant to Section 11.2.

8.5              Refunds. Following the Closing, Buyer shall cause the Group Companies to pay to Seller Representative for further distribution to Sellers any and all refunds (or any credits in lieu thereof) of Taxes (including interest thereon if any received from any Governmental Authority with respect to such refund) that are attributable to a Pre-Closing Tax Period and that are received by Buyer or any of its Affiliates (including, following the Closing, the Group Companies) after the Closing Date (less any reasonable expenses and Taxes incurred by Buyer or any of its Affiliates (including, following the Closing, the Group Companies) in receiving such refund) (a “Tax Refund”), except to the extent that such Tax Refund (a) arises as the result of a carryback of a loss or other Tax benefit from a Post-Closing Tax Period or (b) was reflected as an asset in the final calculation of Closing Working Capital. Any Tax Refund shall be paid to Seller Representative no more than 10 days following the receipt thereof by Buyer or any of its Affiliates. Seller Representative shall be entitled to pursue, at Sellers’ sole cost and expense, any Tax Refunds; provided, that: (i) Seller Representative shall permit Buyer to review each claim for refund, amended Tax Return or other filing required to obtain any Tax Refund at least 15 days prior to filing; (ii) notwithstanding anything in clause (iii) of this proviso to the contrary, neither Buyer nor any of its Affiliates (nor any of their respective employees or officers) shall be required to sign or file any claim for refund, amended Tax Return, or other filing described in clause (i) of this proviso if a position taken on such claim for refund, amended Tax Return or other filing is not supportable at a more-likely-than-not or higher level of comfort; and (iii) to the extent that the assistance of Buyer or any of its Affiliates (including, following the Closing, the Group Companies) is necessary in order to obtain any Tax Refund, at Seller Representative’s written request (and at the sole expense of Sellers), Buyer shall, and shall cause its Affiliates (including, following the Closing, the Group Companies) to, assist Seller Representative in obtaining any Tax Refund (except, for the avoidance of doubt, (A) preparing any data or other information used in connection with a claim for refund, amended Tax Return or other filing or (B) reviewing or analyzing any data or other information used in connection with a claim for refund, amended Tax Return or other filing, which, in each case, shall be the responsibility of Seller Representative). If a Tax Refund that was previously paid to Seller Representative pursuant to this Section 8.5 is subsequently reduced, disallowed or otherwise required to be returned to a Governmental Authority, any amounts due by Buyer or any of its Affiliates (including, following the Closing, the Group Companies) as a result of the reduction or disallowance of such Tax Refund shall be treated as Excluded Taxes for which Sellers shall be responsible under Section 11.2.

8.6              Contests.

(a)              Following the Closing, Buyer or the Group Companies shall promptly notify Seller Representative in writing of the receipt of any written proposed assessment or the commencement of any Tax audit, demand, claim or administrative or judicial proceeding that relates to the Taxes of any Group Company (a “Contest”), if: (i) such Contest relates to a Pre-Closing Tax Period or Straddle Period; and (ii) such Contest, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification under Section 11.2; provided, that the failure to so notify Seller Representative of the receipt of the proposed written assessment or the commencement of any Contest shall not relieve Sellers of their indemnification obligations under Section 11.2, unless (and then solely to the extent that) Sellers were actually and materially prejudiced by such failure.

(b)               In the case of any Contest that relates to any Pre-Closing Tax Period (other than a Straddle Period), except (x) as otherwise provided in Section 8.6(e) or (y) if Sellers would not be liable for any Losses arising as a result of such Contest under Section 11.2 (taking into account the RWI Policy and the limitations on indemnification set forth in ARTICLE 11), Seller Representative shall have the right, at Sellers’ sole cost and expense, to elect to control the conduct of such Contest; provided, that: (i) Seller Representative shall acknowledge in writing, on behalf of Sellers, the indemnification obligations of Sellers with respect to the full amount of any Losses under Section 11.2 (other than Losses attributable to Taxes to the extent included in the final calculation of Closing Indebtedness or Closing Working Capital or to the extent Buyer recovers for all such Losses under the RWI Policy) that may arise as a result of the Contest before Seller Representative may control such Contest; (ii) Seller Representative shall elect to control such Contest within the time period set forth in Section 8.6(d); (iii) Seller Representative shall diligently defend the Group Companies in connection with such Contest (provided, for the avoidance of doubt, Seller Representative’s decision to settle such Contest shall not be deemed to constitute a failure to diligently defend the Group Companies in connection with a Contest); (iv) Buyer shall be entitled to participate (at its own expense) in such Contest; (v) Seller Representative shall provide Buyer with a timely and reasonably detailed account of each phase of such Contest; (vi) Seller Representative shall consult with Buyer and offer Buyer an opportunity to comment before submitting any written materials prepared or furnished in connection with such Contest, and shall consider in good faith any reasonable comments provided by Buyer; and (vii) Seller Representative shall not settle such Contest without first obtaining Buyer’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) if such settlement could increase the Taxes of Buyer or any of its Affiliates (including, following the Closing, the Group Companies) in a Post-Closing Tax Period.

(c)               Buyer shall control any Contest if (i) such Contest relates to a Pre-Closing Tax Period and Buyer is entitled to control such Contest in accordance with Section 8.6(e) or (ii) such Contest relates to a Straddle Period; provided that, unless Sellers would not be liable for any Losses arising as a result of such Contest under Section 11.2 (taking into account the RWI Policy and the limitations on indemnification set forth in ARTICLE 11): (A) Buyer shall provide the Seller Representative with a timely and reasonably detailed account of each phase of such Contest; (B) Buyer shall consult with Seller Representative before taking any significant action in connection with such Contest; (C) Buyer shall consult with Seller Representative and offer Seller Representative an opportunity to comment before submitting any written materials prepared or furnished in connection with such Contest, and shall consider in good faith any reasonable comments provided by Seller Representative; (D) Seller Representative shall be entitled to participate (at Sellers’ own expense) in such Contest; and (E) Buyer shall not settle such Contest without Seller Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

(d)               If Seller Representative elects to direct a Contest described in Section 8.6(b), Seller Representative shall, within 20 days of receipt of the notice described in Section 8.6(a), notify Buyer of its intent to do so; provided, however, that, if either applicable Law or the applicable Governmental Authority requires a Group Company to respond (either orally or in writing) within such 20 day period, Buyer shall (i) notify Seller Representative of the obligation to respond as promptly as possible and (ii) if Seller Representative does not elect to control the claim prior to the time that the response is due, cause the applicable Group Company to timely respond to the Governmental Authority; provided, further, that prior to responding to the applicable Governmental Authority, Buyer shall consult with Seller Representative and offer Seller Representative a reasonable opportunity to comment on the proposed response.

(e)               Notwithstanding anything in this Agreement to the contrary, Buyer shall have the exclusive right to control any Contest if: (i) such Contest could not be grounds for indemnification pursuant to Section 11.2; (ii) the assumption of the defense by Seller Representative would cause a Buyer Indemnitee to lose coverage under the RWI Policy; (iii) Seller Representative fails to (A) acknowledge the indemnification obligations of Sellers with respect to the full amount of any Losses (other than Losses attributable to Taxes to the extent included in the final calculation of Closing Indebtedness or to the extent Buyer recovers for such Losses under the RWI Policy) that may arise as a result of the Contest within 20 days of receipt of the notice described in Section 8.6(a), (B) diligently defend the Group Companies in connection with such Contest or (C) elect to control the applicable Contest within the time period set forth in Section 8.6(d); (iv) Buyer notifies Seller Representative in writing that Buyer is waiving its right to indemnification pursuant to Section 11.2 with respect to Taxes imposed as a result of the resolution of such Contest; or (v) at least 50% of the Losses reasonably likely to result from such Contest would not be recoverable under the RWI Policy or indemnifiable under Section 11.2 (taking into account the limitations on indemnification set forth in ARTICLE 11).

(f)                Notwithstanding anything to the contrary in this Agreement, this Section 8.6 shall control with respect to any Contest.

8.7              Tax Cooperation. The Parties shall provide each other with such cooperation and information as any of them reasonably may request of the other Parties (and following the Closing, Buyer shall cause the Group Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any Contest. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities and providing powers of attorney; provided that Buyer shall not be required to provide Seller Representative with (a) any Tax Return of Parent or any of its Affiliates (other than the Group Companies) or (b) any Tax Return of a consolidated, combined, unitary or affiliated Tax group of which Parent or Buyer is a member pursuant to this Section 8.7, provided that to the extent the Taxes of a Group Company are reflected on any such Tax Return, Buyer shall provide the Seller Representative a pro forma Tax Return relating to the applicable Group Company. The Parties shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 8.7. Notwithstanding anything to the contrary in this Agreement, each of the Parties shall retain all Tax Returns, work papers and all material records or other documents in its possession relating to Tax matters of the Group Companies for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (x) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, taking into account extensions or (y) six years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 8.7 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting a Contest, or as otherwise is required to be disclosed in accordance with applicable Law.

8.8              Transfer Taxes. All Transfer Taxes shall be borne equally by Sellers, on the one hand, and Buyer, on the other hand. To the extent permitted by Law, Buyer and Sellers shall reasonably cooperate with each other to obtain exemptions from such Transfer Taxes.

8.9              T.A Vietnam Valuation Report. As promptly as reasonably practicable after the date hereof, Buyer shall cause a nationally recognized valuation firm, mutually agreed upon between Buyer and Seller Representative, to prepare and issue a valuation report setting forth the fair market value, as of the Closing Date, of the Equity Interests of T.A Vietnam that are held by the Company (the “T.A Vietnam Valuation Report”). The costs and expenses incurred in connection with the preparation of the T.A Vietnam Valuation Report shall be borne equally by the Buyer, on the one hand, and Sellers, on the other hand. Buyer shall: (a) deliver the T.A Vietnam Valuation Report to Seller Representative for its review; and (b) cause to be incorporated into the T.A Vietnam Valuation Report any reasonable comments provided by Seller Representative with respect to the T.A Vietnam Valuation Report that are provided by Seller Representative within 15 days of its receipt of the T.A Vietnam Valuation Report. The Parties agree that no Party shall take a position on a Tax Return or in connection with an audit, examination, judicial or administrative proceeding that is inconsistent with the T.A Vietnam Valuation Report, unless a different treatment is otherwise required by applicable Law.

8.10            Resale Certificates. Sellers shall use reasonable best efforts to cause the Company to (i) deliver to Buyer, no later than 10 days prior to the Closing Date, all sales tax resale certificates from the Persons set forth on Schedule 8.10 that the Company is required to collect and retain under applicable Tax Law, in each case, substantiating an exemption from sales Tax on sales made by the Company to such Persons, for Buyer’s review and reasonable comment, and (ii) cause such resale certificates to be revised to incorporate any reasonable comments provided Buyer prior to the Closing.

8.11            Tax Sharing Agreements. Notwithstanding anything in this Agreement to the contrary, Sellers shall cause the Group Companies to terminate (or cause to be terminated) on or before the Closing Date all Tax sharing, allocation, indemnity or similar agreements or arrangements (other than (a) this Agreement, (b) any Contract entered into in the ordinary course of business and not relating primarily to Taxes and (c) any such agreement that is solely between the Group Companies), if any, to which a Group Company is a party, and none of Parent, Buyer or any of the Group Companies shall have any obligations thereunder after the Closing.

8.12            Tax Treatment of Certain Payments. The Parties agree to treat any payment made pursuant to Section 2.4 or this ARTICLE 8 or any indemnity payments made pursuant to Section  11.2 as an adjustment to the Unadjusted Cash Consideration for applicable income Tax purposes, unless a different treatment is required by applicable Law.

8.13            Tax Disputes. Buyer and Seller Representative shall cooperate in good faith to resolve any dispute arising under this ARTICLE 8; provided, that if Buyer and Seller Representative are unable to resolve such dispute, the Buyer and Seller Representative shall submit such dispute to the Neutral Accounting Firm for resolution, which resolution shall be final, conclusive and binding on the Buyer and Seller Representative absent fraud, intentional misconduct or manifest error; provided, that, with respect to any dispute involving a Tax Return prepared pursuant Section 8.1, if any dispute is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner that Buyer deems correct without prejudice to the resolution of such dispute; provided, further that an amended Tax Return shall be filed (and additional Taxes paid) if necessary to give effect to the decision of the Neutral Accounting Firm. The fees and expenses of the Neutral Accounting Firm shall be paid equally by Buyer and Seller Representative (on behalf of the Sellers).

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement shall, at the option of Buyer, be subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

9.1        Representations and Warranties. The representations and warranties of Sellers made in this Agreement that are contained (a) in Sections 3.1, 3.4, 3.5, 4.1(a) and (b), 4.2 and 4.4 shall be true and correct in all respects and (b) in each other Section of ARTICLE 3 and ARTICLE 4, after disregarding all qualifications or limitations as to “materiality” and “Material Adverse Effect”, shall be true and correct except as would not, individually or in the aggregate, have a Material Adverse Effect, in each case of clauses (a) and (b) as of the date of this Agreement and as of the Closing (other than those representations and warranties expressly made as of another date, which shall be so true and correct as of such date).

9.2              Performance of Obligations. Sellers and the Company shall have complied with all covenants required by this Agreement to be complied with by Sellers or the Company, as applicable, on or before the Closing Date in all material respects.

9.3              No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

9.4              Required Consents. The consents, approvals, waivers and notices set forth in Schedule 9.4 (the “Required Consents”) shall have been obtained.

9.5              Resignations. Buyer shall have received a resignation letter from each officer or director of a Group Company as requested by Buyer at least five Business Days prior to the Closing (the “Resignations”).

9.6              No Action. No material Action shall be pending before any Governmental Authority that seeks to restrain or enjoin the sale of the Shares.

9.7              No Injunction. There shall not be in effect on the Closing Date any Order restraining or enjoining the sale of the Shares.

9.8              HSR Act. All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.

9.9              Deliveries by Sellers. Buyer shall have received each of the deliveries contemplated by Section 1.5(a), as well as the following: (a) a certificate of each Seller, dated the Closing Date, certifying as to the matters set forth in Sections 9.1, 9.2 and 9.3; (b) a copy of a payoff letter (subject to delivery of funds as arranged by Buyer) with respect to each of the Credit Facilities (the “Payoff Letters”), which Payoff Letters shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any Indebtedness under the applicable Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”) and (ii) upon payment of the Payoff Amount (A) terminate such Credit Facility and related instruments evidencing such Credit Facility and (B) release and terminate all Encumbrances and guaranties in connection therewith, if any, relating to the assets and properties of the Group Companies securing such Indebtedness; and (c) evidence, reasonably satisfactory to Buyer, that (i) the Amended Tax Returns have been filed and (ii) all Taxes shown as due thereon (including any penalties and interest payable with respect to such Amended Tax Returns) have been paid by or on behalf of the applicable Group Company.

Notwithstanding the failure of any one or more of the foregoing conditions in this ARTICLE 9, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.

ARTICLE 10

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of Sellers under this Agreement shall, at the option of Seller Representative, be subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

10.1           Representations and Warranties. The representations and warranties of Buyer made in this Agreement that are contained (a) in Sections 5.1 and 5.2 shall be true and correct in all respects and (b) in each other Section of ARTICLE 5, after disregarding all qualifications or limitations as to “materiality” and “material adverse effect”, shall be true and correct except as would not, individually or in the aggregate, prevent or delay the consummation of the Transactions, in each case of clauses (a) and (b) as of the date of this Agreement and as of the Closing (other than those representations and warranties expressly made as of another date, which shall be so true and correct as of such date).

10.2           Performance of Obligations. Buyer shall have complied with all obligations and covenants required by this Agreement to be complied with by Buyer on or before the Closing Date in all material respects.

10.3           No Action. No Action shall be pending before any Governmental Authority that seeks to restrain or enjoin the sale of the Shares.

10.4           No Injunction. There shall not be in effect on the Closing Date any Order restraining or enjoining the sale of the Shares.

10.5           HSR Act. All applicable waiting periods (including extensions thereof) under the HSR Act shall have expired or been terminated.

10.6           Deliveries by Buyer. Sellers shall have received each of the deliveries contemplated by Section 1.5(b).

ARTICLE 11
INDEMNIFICATION

11.1          NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. EXCEPT IN THE CASE OF FRAUD, THE RESPECTIVE REPRESENTATIONS AND WARRANTIES, INCLUDING THOSE SET FORTH IN ARTICLE 3, ARTICLE 4 AND ARTICLE 5, AND THE OBLIGATIONS, COVENANTS AND AGREEMENTS OF THE PARTIES SET FORTH IN ARTICLE 6, ARTICLE 7 AND ARTICLE 8 TO BE PERFORMED PRIOR TO THE CLOSING, SHALL NOT SURVIVE THE CLOSING AND NO PARTY SHALL HAVE ANY REMEDY FOLLOWING THE CLOSING (WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, OR WHETHER AT LAW OR IN EQUITY) FOR ANY BREACH OF OR INACCURACY IN ANY SUCH REPRESENTATIONS, WARRANTIES, OBLIGATIONS, COVENANTS AND AGREEMENTS.  THE FOREGOING SHALL NOT PREVENT BUYER FROM OBTAINING ANY REMEDIES TO WHICH BUYER MAY BE ENTITLED UNDER THE RWI POLICY.

11.2          Indemnification by Sellers. From and after the Closing, but subject to the limitations contained in this ARTICLE 11, Sellers covenant to pay to Buyer an amount equal to and shall, jointly and severally, indemnify and hold harmless Buyer from and against any and all losses, liabilities, claims, Taxes, damages or expenses including reasonable legal fees and expenses of advisors (collectively, “Losses”) suffered, paid or incurred by any of Buyer, the Group Companies or their respective Affiliates (collectively, the “Buyer Indemnitees”) in connection with or arising from Excluded Taxes. The indemnification obligations under this Section 11.2 shall survive until the third anniversary of the Closing Date; provided, that if a claim for indemnification under this Section 11.2 is made prior to the expiration of the third anniversary of the Closing Date, the indemnification obligations of Sellers pursuant to this Section 11.2 shall survive as to such claim for indemnification until such claim for indemnification has been finally resolved.

11.3           Indemnification Payments and Release of Indemnity Escrow Amount.

(a)               Buyer agrees that any Losses for which Buyer is entitled to indemnification pursuant to Section 11.2 shall be satisfied solely by release of funds to Buyer from the Indemnity Escrow Amount by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement.

(b)               Within three Business Days following the earlier of (i) the Buyer’s receipt of an executed “no change letter” from the IRS that is not subject to further IRS approval with respect to the IRS’s examination of the Company’s U.S. federal income Tax Return for its taxable period ending December 31, 2017, in form and substance reasonably acceptable to Buyer, or (ii) the expiration of the statute of limitations period for the assessment of any U.S. federal income taxes arising in the Company’s taxable year ending December 31, 2017 under Section 6501 of the Code, Seller Representative and Buyer shall cause the Escrow Agent to release to Seller Representative, on behalf of Sellers, from the Indemnity Escrow Amount an amount (less applicable withholding Taxes) equal to the excess, if any, of (A) the lesser of (1) the remaining portion of the Indemnity Escrow Amount at such time and (2) $5,000,000 minus (B) the aggregate of all indemnification claims (without duplication) for unpaid income taxes arising in the Company’s taxable year ending December 31, 2017 that are properly asserted and pending pursuant to ARTICLE 11 prior to such date. Any distribution pursuant to this Section 11.3(b) shall be made in accordance with this Agreement and the Escrow Agreement.

(c)               On the first Business Day following the third anniversary of the Closing Date, Seller Representative and Buyer shall cause the Escrow Agent to release to Seller Representative, on behalf of Sellers, any remaining portion of the Indemnity Escrow Amount (including any accrued interest and less applicable withholding Taxes), less an aggregate amount equal to the total of all claims for indemnification of Buyer that are properly asserted and pending pursuant to ARTICLE 11 prior to such date. Promptly upon the resolution of a pending claim for indemnification, the Escrow Agent shall release to Seller Representative any portion of the Indemnity Escrow Amount (including any accrued interest and less applicable withholding Taxes) retained in respect of such pending claim for indemnification remaining after the resolution of such pending claim. Any distribution pursuant to this Section 11.3(c) shall be made in accordance with this Agreement and the Escrow Agreement.

11.4          Indemnification Limitations. Notwithstanding any other provision of this Agreement to the contrary, no Buyer Indemnitee, nor any of its Affiliates, shall have any right to indemnification under this Agreement with respect to, or based on, Taxes to the extent that such Taxes (a) are attributable to any Tax period (or portion thereof) other than a Pre-Closing Tax Period (except for any such Taxes that (i) are described in clause (f) or (g) of the definition of Excluded Taxes, or (ii) that are deferred under the CARES Act (or any corresponding or similar provision of state, local or foreign Law), (b) are due to the unavailability in any Tax periods (or portions thereof) beginning after the Closing Date of any net operating losses, credits, or other Tax attributes from a Tax period (or portion thereof) ending on or before the Closing Date, (c) result from any transactions or actions taken by, or omissions by, the Buyer Indemnitees or any of their Affiliates (including without limitation the Group Companies) on the Closing Date and after the Closing that are not specifically contemplated by this Agreement or requested by Sellers or Seller Representative or (d) (i) were included in the final calculation of Closing Indebtedness, Closing Working Capital or Seller Transaction Expenses or (ii) are recoverable pursuant to the RWI Policy (taking into account the exclusions and limitations set forth therein).

ARTICLE 12
TERMINATION

12.1          Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a)               by mutual written consent of Seller Representative and Buyer;

(b)               by either Seller Representative or Buyer, if:

(i)                 any court or other Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the Closing; provided, that the Party seeking to terminate pursuant to this Section 12.1(b)(i) shall have complied with its obligations under this Agreement (including under Section 6.2) and shall have used reasonable efforts to remove such Order (including by filing an appeal); or

(ii)                the Closing Date shall not have occurred on or prior to December 31, 2020 (the “End Date”); provided, that the Party seeking to terminate this Agreement pursuant to this Section 12.1(b)(ii) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before the End Date; provided, further, that if Seller Representative or Buyer (as applicable) brings any Action to enforce specifically the performance of the terms and provisions hereof by the other Party, then the End Date shall automatically be extended by the later of (A) the amount of time during which such Action is pending, plus five Business Days or (B) such other time period established by the Governmental Authority presiding over such Action.

(c)               by Seller Representative, if Buyer is in breach of any representation, warranty or covenant herein and, as a result of such breach, any closing condition set forth in ARTICLE 10 cannot be satisfied after Buyer has had at least 30 days to cure such breach following written notice thereof; provided, however, that Seller Representative may not terminate this Agreement pursuant to this Section 12.1(c) if any Seller is in breach of any of its respective representations, warranties or covenants herein such that the conditions set forth in Sections 9.1 or 9.2 would not be met;

(d)               by Buyer, if any Seller or any Group Company is in breach of any representation, warranty or covenant herein and, as a result of such breach, any closing condition in ARTICLE 9 cannot be satisfied after such Seller or the Group Company, as applicable, has had at least 30 days to cure such breach following written notice thereof; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 12.1(d) if Buyer is in breach of any of its representations, warranties or covenants herein such that the conditions set forth in Sections 10.1 or 10.2 would not be met; or

(e)               by Seller Representative, if: (i) all of the conditions set forth in ARTICLE 10 have been satisfied or waived in writing (other than those conditions that by their terms or nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing would have been consummated at the time a notice of termination of this Agreement pursuant to this Section 12.1(e) is delivered); and (ii) Buyer fails to consummate the Closing within two Business Days following the date on which the Closing should have occurred pursuant to Section 1.4 and Sellers and the Group Companies were ready, willing and able to consummate the Closing.

12.2          Effect of Termination. Except in the case of termination under Section 12.1(a), in order to terminate this Agreement, written notice thereof (the “Termination Notice”) shall be given by the terminating Party to the other Parties specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in accordance with Section 12.1, upon delivery of the Termination Notice, this Agreement shall be terminated and become void and have no effect, except that ARTICLE 12 and ARTICLE 13 shall survive any termination of this Agreement. Nothing in this Section 12.2 shall relieve any Party of liability for any breaches of this Agreement or Fraud that occurred prior to termination.

ARTICLE 13
GENERAL PROVISIONS

13.1          Notices. All notices, consents and other communications required or permitted by this Agreement shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid); (b) sent by e-mail; or (c) sent by registered or certified mail, return receipt requested, in each case to the following addresses or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, e-mail address or person as a Party may designate by notice to the other Party):

If to a Seller or, prior to the Closing, the Company, to Seller Representative:

1469 Canyon Oaks Crossing
Chino Hills, CA 91709
Attention: Yongki Yi
Email: Yongki920@yahoo.com and Umyi1221@gmail.com

with a copy (which will not constitute notice) to:

Sheppard, Mullin, Richter & Hampton LLP
333 South Hope St., 43rd Floor
Los Angeles, CA 90071
Attention: Will Chuchawat
Email: wchuchawat@sheppardmullin.com

If to Buyer or Parent, to:

CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, Texas 75240
Attention: Luke Alverson, General Counsel
Email: luke.alverson@cswindustrials.com

with a copy (which will not constitute notice) to:

Shearman & Sterling LLP

2828 North Harwood Street, 18th Floor

Dallas, Texas 75201
Attention: R. Scott Cohen and Robert J. Cardone
Email: scott.cohen@shearman.com and robert.cardone@shearman.com

All notices, consents, waivers and other communications shall be deemed to have been duly given (as applicable): if delivered by hand, when delivered by hand; if delivered by nationally recognized overnight service or by courier service, one Business Day following the day deposited with such overnight service or courier service; if sent via registered or certified mail, three Business Days after being deposited in the mail, postage prepaid; or if delivered by email, when transmitted if transmitted without indication of delivery failure prior to 5:00 p.m. local time for the recipient (and if transmitted without indication of delivery failure after 5:00 p.m. local time for the recipient, then delivery will be deemed duly given at 9:00 a.m. local time for the recipient on the subsequent Business Day).

13.2         Governing Law. This Agreement and any claim, controversy or dispute arising under, in connection with or related to this Agreement or any Ancillary Document, including claims of Fraud, the relationship of the Parties, and/or the interpretation and enforcement of the rights and duties of the Parties, will be governed by and construed in accordance with the internal Laws of the Designated Jurisdiction without giving effect to any choice or conflict of Law provision or rule (whether of the Designated Jurisdiction or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the Designated Jurisdiction.

13.3         WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISE OUT OF OR RELATED TO THIS AGREEMENT OR ANY ANCILLARY DOCUMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO OTHER PARTY HERETO NOR ANY REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 13.3. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

13.4         Jurisdiction. The Parties agree that all Actions arising out of, in connection with or related to this Agreement shall be initiated and tried exclusively in courts located in the Designated Jurisdiction. The aforementioned choice of venue is mandatory and not permissive in nature, thereby precluding the possibility of litigation between the Parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in this Section 13.4. Each Party hereby irrevocably consents and submits to the exclusive personal jurisdiction of and venue in the state courts located in the Designated Jurisdiction (or, only if the state courts decline to accept jurisdiction over a particular matter, the federal courts located in the Designated Jurisdiction) in any legal Action, equitable suit or other proceeding arising out of or related to this Agreement. Each Party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the state courts located in the Designated Jurisdiction (or, only if the state courts decline to accept jurisdiction over a particular matter, the federal courts located in the Designated Jurisdiction), shall have in personam jurisdiction and venue over each of them for the purposes of litigating any dispute, controversy or proceeding arising out of, in connection with or related to this Agreement. Each Party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any Action against it as contemplated by this Section 13.4 by any means of providing notice set forth in Section 13.1 of this Agreement. Any final judgment rendered against a Party in any Action shall be conclusive as to the subject of such final judgment and may be enforced in other jurisdictions in any manner provided by Law.

13.5         Attorneys’ Fees. If any Action at law or in equity is necessary to enforce or interpret the terms of this Agreement, then the prevailing Party shall be entitled to reasonable attorneys’ fees, costs, and disbursements in addition to any other relief to which such Party may be entitled.

13.6         Expenses. Except as otherwise provided herein, each Party will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel, accountants, advisors and consultants.

13.7         Further Assurances. From and after the Closing, each Party shall execute such documents and other papers and take such further actions as may be reasonably required, desirable or requested by another Party, to carry out the provisions hereof and the Transactions. From and after the Closing, with respect to any asset (tangible or intangible), that, prior to the Closing, was primarily used or held for use by, or in connection with, the operations of the Group Companies and that was controlled or owned (in all cases, either individually or acting together) by any Seller or any of its respective Affiliates and not included in the assets owned by the Group Companies, such Seller will (or will cause its Affiliate to), within five Business Days of the request of Buyer, convey to the Group Company as designated by Buyer, at no additional cost to Buyer, all of the rights, title and interests of such Person (or relevant Affiliate) in relation to such asset. Each Seller further agrees that all such assets so transferred to a Group Company pursuant to this Section 13.7 will be free and clear of any Encumbrances (other than Permitted Encumbrances), and that each representation, warranty, covenant and indemnity of Sellers in this Agreement that applied to the tangible property also will apply to such asset.

13.8         Entire Agreement. This Agreement and the Ancillary Documents are intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement and the Ancillary Documents supersede all prior agreements and understandings between the Parties with respect to such subject matter. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the Ancillary Documents, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the Ancillary Documents. Each Party further acknowledges that, in entering into this Agreement, it has not relied on, and shall have no right or remedy in respect of, and hereby expressly disclaims, any statement, representation, assurance or warranty (whether made negligently or innocently) other than as expressly set out in this Agreement and the Ancillary Documents.

13.9         Amendments and Waivers. Except as expressly permitted hereunder, any term or provision of this Agreement may be amended, modified, supplemented or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Buyer and Seller Representative (and, for the avoidance of doubt, not an email or series of emails), or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

13.10       Assignment; No Third Party Beneficiary. The rights of a Party under this Agreement (other than its right to receive payment) shall not be assignable by such Party without the written consent of the other Parties. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the Parties any right, remedy or claim under or by reason of this Agreement; provided, that the Buyer Indemnitees are intended to be third party beneficiaries of ARTICLE 11. Notwithstanding the foregoing, Buyer and, after the Closing, the Group Companies, shall be permitted to assign this Agreement and their rights and obligations hereunder, in whole or in part, without the prior written consent of the other Parties to (a) an Affiliate of such Person, (b) such Person’s financing sources as collateral security and (c) in connection with a sale of all or substantially all of the assets or business of such Person; provided that no such assignment shall relieve Buyer of any of its obligations hereunder.

13.11       Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under Law. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability, without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

13.12       Execution in Counterparts. This Agreement and each document to be executed and delivered pursuant to this Agreement (including the Ancillary Documents) may be executed and delivered in counterpart signature pages executed and delivered via email with scan attachment, or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) shall be as effective as delivery of a manually executed counterpart of this Agreement, except as otherwise prohibited by Law in the case of documents to be filed with Governmental Authorities.

13.13       Interpretation.

(a)           Each Party acknowledges that it has consulted with, or has been afforded the opportunity to consult with, counsel of its own choosing in connection with the drafting, negotiation and execution of this Agreement and that it enters into this Agreement of its own free will and as its independent act. The language used in this Agreement has been chosen collectively by the Parties to express their mutual intent, so no Party shall be deemed the drafter of this Agreement. No rule of construction shall be applied against or in favor of any Party, and the Parties all waive any statute, principle or rule of law to the contrary.

(b)           The Disclosure Schedule shall be construed with and as an integral part of this Agreement to the same extent as if it were set forth verbatim herein. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not material for purposes of this Agreement. Unless this Agreement provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement. Each Section in the Disclosure Schedule shall be deemed to qualify the corresponding Section of this Agreement and any other Section of this Agreement to which the application of such disclosure is reasonably apparent on the face of such disclosure. It is specifically acknowledged that the Disclosure Schedule may expressly provide exceptions to a particular Section of ARTICLE 3 or ARTICLE 4 notwithstanding that the Section does not state “except as set forth in Section ‘     ’ of the Disclosure Schedule” or words of similar effect. Any Contract that is referred to in the Disclosure Schedule shall be deemed incorporated in its entirety as if included in the Disclosure Schedule verbatim to the extent made available to Buyer.

(c)           In this Agreement, unless a clear contrary intention appears:

(i)            the singular number includes the plural number and vice versa and reference to any gender includes each other gender;

(ii)           reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(iii)         the headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation;

(iv)         all references to “Articles,” “Sections” and “Exhibits” refer to the corresponding Articles, Sections and Exhibits of this Agreement, unless otherwise stated;

(v)           “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(vi)          reference to any agreement, document or instrument (including this Agreement and any Ancillary Document) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof to the extent made available to Buyer;

(vii)        references to documents, instruments or agreements (including this Agreement) shall be deemed to refer as well to all addenda, exhibits, schedules, restatement, supplements or amendments thereto to the extent made available to Buyer;

(viii)        references to “day” or “days” means calendar days;

(ix)          “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding the word “including”;

(x)            “or” is used in the inclusive sense of “and/or”;

(xi)          with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(xii)          references to $ or amounts of money expressed in dollars are references to United States dollars, unless express reference is made to currency of another country;

(xiii)        notwithstanding anything to the contrary contained in this Agreement, for the avoidance of doubt, to the extent that any obligation is treated as (A) a reduction in the Closing Cash or (B) as a liability in the Closing Indebtedness, Seller Transaction Expenses or the Closing Working Capital, such obligation shall not be counted more than once, i.e., in more than one category;

(xiv)        when this Agreement requires that any funds be released from escrow to a Party, the applicable Parties to the Escrow Agreement shall promptly (and in any event within three Business Days) deliver joint written instruction to the Escrow Agent to release such funds and such applicable Parties shall take all reasonable actions to cause such release, including by confirming the joint written instruction orally to the Escrow Agent within 24 hours of when requested;

(xv)        all accounting terms used herein shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with GAAP;

(xvi)        payments to be made hereunder to Sellers shall be made by wire transfer to the account of Sellers that are set forth on Exhibit C;

(xvii)       any action required hereunder to be taken within a certain number of days or Business Days shall, except as may otherwise be expressly provided herein, be taken within that number of days or Business Days, as applicable, excluding the day or Business Day on which the counting is initiated and including the final day or Business Day of the period;

(xviii)      “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(xix)         an item related to the subject matter of a specific representation or warranty contained in this Agreement shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty if (A) there is a reserve, accrual or the like underlying a number on such balance sheet or financial statements for such item, (B) such item is otherwise specifically set forth on such balance sheet or financial statements, or (C) such item is reflected on such balance sheet or financial statements and is specifically set forth in the notes thereto;

(xx)          any reference in this Agreement to a Law is deemed also to refer to any amendments thereto or successor legislation, and all rules and regulations promulgated thereunder, as in effect at the relevant time;

(xxi)         any documents and agreements which have been posted to the Electronic Data Room at least three Business Days prior to the date of this Agreement shall be deemed to have been “delivered,” “provided,” or “made available” (or any phrase of similar import) to Buyer by Sellers; and

(xxii)       to the “ordinary course of business” means the ordinary course of business of the Group Companies, consistent with past practices in terms of scope, frequency and extent.

13.14       No Rescission. No Party shall be entitled to rescind the Transactions by virtue of any failure of any Party’s representations and warranties herein to have been true or any failure by any Party to perform its obligations hereunder.

13.15       Certain Matters Regarding Representation of Sellers and the Group Companies.

(a)           Each Party agrees, on its own behalf and on behalf of its Affiliates and Representatives, that SMRH may serve as counsel to Sellers, on the one hand, and any Group Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the Ancillary Documents and the consummation of the Transactions, and that, following consummation of the Transactions, SMRH may serve as counsel to Sellers or their respective Representatives (including, for the avoidance of doubt, Seller Representative), in connection with any Action arising out of or relating to this Agreement, the Ancillary Documents and the Transactions notwithstanding such prior representation of either of the Group Companies, and each Party consents thereto and waives any actual or potential conflict of interest arising therefrom, and each Party shall cause its Affiliates (including, in the case of Buyer after the Closing, the Group Companies) and Representatives to consent to waive any actual or potential conflict of interest arising from such representation.

(b)          Buyer, for itself and its Affiliates, and its and its Affiliates’ respective successors and assigns, hereby irrevocably and unconditionally acknowledges and agrees that, other than in the case of Fraud, all attorney-client privileged communications between any Seller, either of the Group Companies, and their respective current or former Affiliates or Representatives and their counsel, including SMRH, made before the consummation of the Closing in connection with the negotiation, preparation, execution and delivery of this Agreement, any Ancillary Document or any Transaction shall continue after the Closing to be privileged communications with such counsel and neither Buyer nor any of its former or current Affiliates or Representatives shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Buyer or any Group Company or on any other grounds.

(c)           To the extent any amounts withheld from the Unadjusted Cash Consideration pursuant to Section 1.5(b)(i) and remitted to SMRH as unpaid Seller Transaction Expenses at the Closing are in excess of the SMRH fees actually incurred by the Group Companies or Sellers in connection with the Transactions, SMRH is authorized to remit to Sellers such excess, it being acknowledged by Buyer and the Group Companies that such excess remitted payments belong to Sellers.

13.16      Seller Representative.

(a)           For purposes of this Agreement and the Escrow Agreement, Sellers hereby designate Yongki Yi to serve as the sole and exclusive representative of Sellers (“Seller Representative”) from and after the Closing Date with respect to those provisions of this Agreement or the Escrow Agreement that contemplate action by Seller Representative; provided, however, that if Yongki Yi at any time is unable, due to incapacity or otherwise, to serve as Seller Representative or resigns as Seller Representative, then Tony Yi shall be the successor Seller Representative. The successor Seller Representative, if required to serve, shall sign an acknowledgment in writing agreeing to perform and be bound by all of the provisions of this Agreement applicable to Seller Representative. The successor Seller Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Seller Representative, and the term “Seller Representative” as used herein shall be deemed to include the successor Seller Representative.

(b)           Seller Representative is hereby constituted and appointed as agent and attorney-in-fact for and on behalf of Sellers with respect to the performance of the duties of Seller Representative. This power of attorney and all authority hereby conferred are granted and shall be irrevocable and shall not be terminated by any act of any Seller, by operation of Law, whether by such Seller’s death, disability, protective supervision or any other event. All actions taken by Seller Representative under this Agreement or the Escrow Agreement shall be binding upon each Seller and its successor as if expressly confirmed and ratified in writing by such Seller, and all defenses which may be available to an Seller to contest, negate or disaffirm the action of Seller Representative taken in good faith under this Agreement or the Escrow Agreement are waived. Seller Representative shall promptly deliver to each Seller any notice received by Seller Representative concerning this Agreement. Without limiting the generality of the foregoing, Seller Representative has full power and authority, on behalf of each Seller and such Seller’s successors and assigns, to: (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by Sellers in connection herewith, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments, and other documents required or permitted to be given in connection with the consummation of the Transactions, (iii) receive service of process in connection with any claims under this Agreement, (iv) agree to, negotiate, enter into settlements and compromises of, assume the defense of claims, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Seller Representative for the accomplishment of the foregoing, (v) give and receive notices and communications, (vi) use the Reserve Account in accordance with the provisions of this Agreement and (vii) take all actions necessary or appropriate in the judgment of Seller Representative on behalf of Sellers in connection with this Agreement. Seller Representative shall be entitled to (A) rely upon any signature believed by him to be genuine and (B) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Seller or other party.

(c)           Service by Seller Representative shall be without compensation except for the reimbursement by Sellers of out-of-pocket expenses of Seller Representative as specifically provided herein and the indemnification provided in Section 13.16(d) of this Agreement.

(d)          Whether or not the Transactions are consummated, each Seller shall indemnify upon demand Seller Representative and its directors/managers, employees and agents, based on each Seller’s Pro Rata Share, from and against any and all actions, causes of Action, suits, losses, liabilities, damages and expenses (including reasonable legal fees and expenses of counsel to Seller Representative), except to the extent that any thereof result from the applicable Seller’s own gross negligence or willful misconduct, as determined by a court of competent jurisdiction. Without limitation of the foregoing, each Seller shall reimburse Seller Representative upon demand for such Seller’s Pro Rata Share of any costs or out-of-pocket expenses (including reasonable legal fees and expenses of counsel to Seller Representative) incurred by Seller Representative in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities, or any document contemplated by or referred to herein, to the extent that Seller Representative is not reimbursed through the Reserve Account or otherwise by Sellers for such expenses. This Section 13.16(d) shall survive the Closing, expiration or termination of the Agreement and the resignation or replacement of Seller Representative.

(e)           Buyer shall be entitled to rely upon any actions taken by Seller Representative as the duly authorized action of Seller Representative on behalf of each Seller with respect to any matters set forth in this Agreement or the Escrow Agreement.

13.17       Enforcement of Agreement. Each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any Party may not be adequately compensated by monetary damages alone. Accordingly, in the event of a breach by any Party of any provision of this Agreement, in addition to any other legal or equitable remedy that the other Parties may have, the Parties shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any provision of this Agreement. Further, the Parties hereby waive any claim or defense that there is an adequate remedy at law for such breaches or threatened breaches. Seeking specific performance or temporary, preliminary or permanent injunctive relief shall not be an election of remedies and shall not limit the obligation of the Party breaching or threatening breach to indemnify under this Agreement.

13.18      Parent Company Guaranty.

(a)           To induce Sellers to enter into this Agreement, Parent hereby agrees to cause Buyer to perform all of its obligations as and when due under this Agreement and the Ancillary Documents and hereby further absolutely, unconditionally and irrevocably guarantees to Sellers the due and punctual payment by, and performance and discharge of, all of the obligations of Buyer pursuant to this Agreement and the Ancillary Documents (the “Guaranteed Buyer Obligations”). The liability of Parent as aforesaid shall not be released or diminished by any arrangements or alterations of terms (whether of this Agreement or any other agreement or certificate contemplated hereby) or any forbearance, neglect or delay in seeking performance of the payment obligations hereby imposed or any granting of time for such payment. Parent hereby waives all defenses otherwise available to a guarantor or surety other than Fraud, payment and performance in full, and accord and satisfaction pursuant to a mutually executed instrument, and further waives presentment, demand of performance, any right to require any proceeding first against Buyer, protest, notice and all demands whatsoever in connection with the performance of its obligations hereunder. Parent agrees that it will not, and will cause its Affiliates not to, institute or maintain any Action asserting, or asserting as a defense that, its guaranty hereunder is illegal, invalid or unenforceable in accordance with its terms.

(b)           This guarantee is to be a continuing security of Sellers for the Guaranteed Buyer Obligations that may be owed by Buyer. This guarantee shall continue to be effective or be reinstated, as the case may be, if at any time Buyer fails to perform or pay any of the Guaranteed Buyer Obligations. This is a guarantee of performance and payment and not of collection only.

(c)           Parent hereby makes, as of the date hereof and as of the Closing Date, the representations and warranties set forth in Section 5.1 (Organization and Power), Section 5.2 (Authority and Enforceability), Section 5.3 (Conflicts) and Section 5.4 (No Litigation) as to itself.

(d)           Each Party acknowledges and agrees that this Section 13.18 is an integral and essential part of the Transactions and no Party would have entered into this Agreement, nor would it have entered into the Ancillary Documents, without the benefit of the guaranty set forth in this Section 13.18, and each Party has relied on the execution of this Agreement by Parent as set forth on this signature page hereto in that regard. Parent acknowledges that it will receive substantial direct and indirect benefits from the Transactions.

[Signature pages to follow]

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

“Buyer”

RECTORSEAL, LLC

By: CSW Industrials Holdings, Inc., its Sole Member

By:	/s/ Joseph Armes
Name:	Joseph Armes
Title:	President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

“Company”

T.A. INDUSTRIES, INC.

By:	/s/ Yongki Yi
Yongki Yi
President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

For purposes of Sections 1.8, 6.5(d) and 13.18:

“Parent”

CSW INDUSTRIALS, INC.

By:	/s/ Joseph Armes
Name:	Joseph Armes
Title:	Chief Executive Officer

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

“Seller Representative”

/s/ Yongki Yi
Yongki Yi

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

2014 Yi Family Trust

By:	/s/ Yongki Yi
Name:	Yongki Yi
Title:	Trustee

By:	/s/ Ann Jung Yi
Name:	Ann Jung Yi
Title:	Trustee

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

UKJ, LLC

By:	/s/ Tony U Yi
Name:	Tony U Yi
Title:	Authorized Signatory

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

DRIN, LLC

By:	/s/ Alexander Yi
Name: Alexander Yi
Title: Authorized Signatory

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

Edward Won Yi

/s/ Edward Won Yi

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

Elizabeth Chong

/s/ Elizabeth Chong

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

Andrew Soo Yi

/s/ Andrew Soo Yi

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

EWY 2020 Delaware Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

JMG 2020 Delaware Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

ASY-ESY Delaware Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

Campanis Crystal Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

SageGreen Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

EJC 2020 Delaware Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

ESY Descendants Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

AWY 2020 Delaware Trust By: The Goldman Sachs Trust Company of Delaware Its: Trustee

By:	/s/ Tim Kianka
Timothy L. Kianka
Vice President

Signature Page to Stock
Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed and delivered or caused the execution and delivery, of this Agreement as of the day and year first above written.

Fidelity Investments Charitable Gift Fund

By:	/s/ Amy M. Grossman
Amy M. Grossman
Vice President, Complex Assets Group

Signature Page to Stock
Purchase Agreement

EXHIBIT A
DEFINITIONS

In this Agreement, the following terms have the meanings specified in this Exhibit A.

“Accounting Expert” has the meaning set forth in Section 2.3(b).

“Acquisition Proposal” means, other than the Transactions, any Contract, offer, proposal or inquiry relating to or any Person’s indication of interest in, one or more transactions involving (a) the sale, license, disposition or acquisition of all or a material portion of the assets of any Group Company; (b) the issuance, sale, disposition or acquisition of Equity Interests of a Group Company representing a majority of the outstanding Equity Interests of such Group Company; or (c) any merger, consolidation, business combination, reorganization, interest or share exchange or similar transaction involving a Group Company.

“Action” means any claim, charge, cause of action, demand, lawsuit, legal proceeding, litigation, arbitration, inquiry, audit, investigation or proceeding of any nature (civil, criminal, administrative, regulatory or otherwise), whether at law or in equity, in each case by or before any Governmental Authority.

“Adjustment Escrow Account” has the meaning set forth in Section 1.6(a).

“Adjustment Escrow Amount” has the meaning set forth in Section 1.6(a).

“Affiliate” means, with respect to any Person, any other Person, which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”, as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise. Any equityholder of Buyer shall be deemed an Affiliate of Buyer. A Group Company unless specifically stated otherwise, shall become an Affiliate of Buyer after the Closing.

“Agreement” has the meaning set forth in the Preamble.

“AML Laws” means all Laws of any jurisdiction applicable to the Group Companies from time to time primarily regarding anti-money laundering.

“Amended Tax Returns” has the meaning set forth in Section 8.4.

“Ancillary Documents” means the Confidentiality Agreement, the Disclosure Schedule, the Escrow Agreement, the Registration Rights Agreement, the Payment Direction Letter and the other Schedules and Exhibits referred to in this Agreement.

“Anticorruption Laws” shall have the meaning set forth in Section 4.26(a).

“Anti-Terrorism Laws” means all Laws of any jurisdiction applicable to the Group Companies from time to time primarily regarding terrorism, including Executive Order No. 13224 on Terrorist Financing and the USA Patriot Act.

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA, and any other material policy, program or arrangement providing for compensation or benefits, including bonuses, stock options, equity or incentive compensation, phantom equity, profit-sharing, deferred compensation, life insurance, pension, retirement, expense reimbursements, medical, hospital, disability, welfare or fringe benefits, change of control, severance, or vacation pay, to which a Group Company is a party, with respect to which the Group Company has any obligation or which are maintained, contributed to or sponsored by the Group Company for the benefit of any current or former employee, officer or director.

“Business Agreements” has the meaning set forth in Section 4.16(a).

“Business Day” means a day other than Saturday, Sunday or holiday on which banks located in the Designated Jurisdiction are authorized or obligated to close. Any action required hereunder to be taken within a certain number of Business Days shall, except as may otherwise be expressly provided herein, be taken within that number of Business Days excluding the Business Day on which the counting is initiated and including the final Business Day of the period.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Closing Statement” has the meaning set forth in Section 2.2.

“Buyer Indemnitees” has the meaning set forth in Section 11.2.

“Buyer Returns” has the meaning set forth in Section 8.1(b).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Closing” has the meaning set forth in Section 1.4.

“Closing Cash” means the aggregate amount of the following as of the Effective Time (without duplication), but without giving effect to any changes thereto at the direction of Buyer or any Affiliate thereof, purchase accounting adjustments or other changes arising from or resulting as a consequence of the Transactions: (a) all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, marketable securities, short term investments and all other cash equivalents in accounts of the Group Companies (including security deposits held by Third Parties), plus (b) Third Party checks or drafts deposited or held in any Group Company’s account that have not yet cleared (but only to the extent not counted as a current asset and provided that such checks and drafts actually clear), minus (c) issued but uncleared checks, money orders, drafts, overdraft charges and wire transfers (but only to the extent not counted as a current liability), minus (d) the aggregate amount of Taxes (including withholding Taxes) that are reasonably expected to be incurred in order to lawfully repatriate to the United States the aggregate amount assets described in clause (a) or (b) of this definition in excess of $200,000 and that are held by any subsidiary of the Company that is not a “United States person”, as defined in Section 7701(a)(30) of the Code. Closing Cash held in currencies other than United States dollars shall be converted into United States dollars based on the applicable spot rate published on Bloomberg as of the end of the day immediately prior to the applicable date.

“Closing Date” has the meaning set forth in Section 1.4.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Group Companies as of the Effective Time. The Closing Indebtedness shall in no event include any indebtedness incurred at the direction of Buyer or any Affiliate thereof.

“Closing Working Capital” means the Working Capital as of the Effective Time but without giving effect to any changes as a result of actions taken following the Closing at the direction of Buyer or any Affiliate thereof or purchase accounting adjustments.

“Code” means the Internal Revenue Code of 1986.

“Comerica” has the meaning set forth in the definition of Credit Facilities.

“Company” has the meaning set forth in the Preamble.

“Company Intellectual Property” has the meaning set forth in Section 4.14(a).

“Confidentiality Agreement” means the Mutual Confidentiality & Nondisclosure Agreement, dated October 3, 2019, by and between Parent and Company, as amended July 31, 2020.

“Consulting Agreements” has the meaning set forth in the Recitals.

“Contest” has the meaning set forth in Section 8.6(a).

“Contract” means any binding (whether written or oral): contract, agreement, license, lease, guaranty, loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, sales or purchase order or other legally binding commitment in the nature of a contract.

“Copyrights” means all registered U.S. and foreign works of authorship and all applications to register and renewals of any of the foregoing.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Action, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

“Credit Facilities” means: (a) (i) Credit Agreement, dated July 28, 2017, by and between Comerica Bank (“Comerica”) and the Company, as amended by First Amendment to Credit Agreement, dated April 17, 2020; (ii) Advance Formula Agreement, dated as of July 28, 2017, by and between Comerica and the Company, as amended by First Amendment to Advance Formula Agreement, dated July 24, 2018, and Second Amendment to Advance Formula Agreement, dated April 17, 2020; (iii) Master Revolving Note, dated July 28, 2017, by and between Comerica and the Company, as amended by Amendment to Note, dated January 9, 2018, Amendment No. 2 to Note, dated July 28, 2018, and Amendment No. 3 to Note, dated April 17, 2020; (iv) Security Agreement, by and between Comerica and the Company, dated July 28, 2017; and (v) Subordination Agreement, dated July 28, 2017, by and among Comerica, the Company and T.A Vietnam, as amended by First Amendment to and Affirmation of Subordination Agreement, dated April 17, 2020; (b) (i) Vietinbank Loan Agreement No. 068/2020-HDCVHM/NHCT681-T.AVNIndustries, dated September 11, 2020, by and between Vietnam Joint Stock Commercial Bank For Industry And Trade – Nhon Trach Branch (“Vietinbank”) and T.A Vietnam; (ii) Security Agreement No. 0002/2018/HDBD/NHCT681/T.A VN INDUSTRIES, dated September 28, 2018; (iii) Security Agreement No. 0003/2018/HDBD/NHCT681/T.A VN INDUSTRIES, dated September 28, 2018; (iv) Security Agreement No. 001/2019/HDBD/NHCT681- T.A INDUSTRIES VN, dated September 30, 2019; (v) Real Estate Mortgage Contract No. 001/2019/HDBD/NHCT681-T.A INDUSTRIES VN September 30, 2019, by and between Vietinbank and T.A Vietnam; and (vi) Letter of Guarantee, dated August 21, 2020, provided by the Company to Vietinbank guaranteeing T.A Vietnam’s obligations under the foregoing; (c) (i) Vietcombank Loan Agreement No. 2020027, dated August 17, 2020, by and between Joint Stock Commercial Bank for Foreign Trade of Vietnam (“Vietcombank”) – Nhon Trach Branch and T.A Vietnam; (ii) Credit Extension Agreement No. 2020027-CRC/HDCV-HM, dated August 17, 2020, by and between Vietcombank and T.A Vietnam; (iii) Security Agreement No. 2007107/HDTC, dated August 21, 2007; (iv) Security Agreement No. 2009110/HDTC, dated July 13, 2009; (v) Security Agreement No. 2011034/HDTC, dated February 25, 2011; (vi) Security Agreement No. 2014142/HDTC, dated July 14, 2014; (vii) Security Agreement No. 2017025/HDTC, dated August 25, 2017; (viii) Security Agreement No. 2018001CRC/HDTC, dated August 16, 2018; (ix) Security Agreement No. 2019009-CRC/HDTC, dated July 25, 2019; (x) Security Agreement No. 2019011-CRC/HDTC, dated September 6, 2019; (xi) Vietcombank Credit Agreement No. 2015006/NHNT-HM, dated March 23, 2015, by and between Vietcombank and T.A Vietnam; and (xii) Vietcombank Line of Credit Loan Agreement No. 2019022-CRC/HDTD, dated September 25, 2019, by and between Vietcombank and T.A Vietnam; and (d) any amendments, supplements or modifications of the foregoing.

“Customary Exceptions” means bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general application relating to or affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

“Data Protection Laws” means all applicable Laws pertaining to data protection, data privacy, data security, data breach notification and cross-border data transfer in the United States of America and elsewhere in the world, including the EU General Data Protection Regulation.

“Data Protection Requirements” means all applicable: (a) Data Protection Laws; (b) Privacy Policies; (c) terms of any Contracts to which any Group Company is a party relating to the collection, use, storage, disclosure or cross-border transfer of Personal Data by any Group Company; and (d) industry standards and/or codes of conduct to which the Group Companies are bound which govern the collection, use, storage, disclosure or cross-border transfer of Personal Data.

“Designated Jurisdiction” means the state of Delaware.

“Director Loan Balances” has the meaning set forth in Section 6.14.

“Disclosure Schedule” means that certain document identified as the Disclosure Schedule delivered by Sellers to Buyer in connection with this Agreement.

“DOJ” has the meaning set forth in Section 6.2(b).

“Effective Time” has the meaning set forth in Section 1.4.

“Electronic Data Room” means the Intralinks electronic data room established by or on behalf of Sellers with respect to the Group Companies.

“Encumbrance” means any lien (statutory or otherwise), pledge, encumbrance, claim, charge, security interest, mortgage, deed of trust, hypothecation, right of first refusal, right of first offer, option, preemptive right, license, pledge, assignment, easement, encroachment, conditional sale or other title retention agreement, exception to or defect in title, voting or similar restriction or limitation or any other encumbrance of similar kind or nature, whether voluntarily incurred or arising by operation of law.

“End Date” has the meaning set forth in Section 12.1(b)(ii).

“Environmental Laws” means all federal, state, local or foreign Laws or Orders, relating to or imposing liability with respect to pollution; the protection of the environment; the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, transportation, processing, production, Release, handling, importation, exportation, sale, distribution, labeling, or Remedial Action of or with respect to any Hazardous Substances; or the preservation, restoration or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources. The term “Environmental Law” includes the following: the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Oil Pollution Act of 1990, as amended, 33 U.S.C. §§ 2701 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq. (to the extent related to exposure to Hazardous Substances); and all analogous state, local and foreign Laws.

“Environmental Permits” has the meaning set forth in Section 4.19(a).

“Equity Interests” means any shares of capital stock, membership interests, partnership interests, participations or other equivalents (however designated) of equity interests of any entity.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person organized under the laws of the United States or operating therein that is or would be aggregated and treated as a single employer with a Group Company under Section 414(b), (c), (m), or (o) of the Code.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” has the meaning set forth in Section 1.6(a).

“Estimated Closing Cash” has the meaning set forth in Section 2.1.

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.1.

“Estimated Closing Statement” has the meaning set forth in Section 2.1.

“Estimated Closing Working Capital” has the meaning set forth in Section 2.1.

“Estimated Closing Working Capital Deficiency” means the amount, if any, by which the Estimated Closing Working Capital is less than the Target Working Capital.

“Estimated Closing Working Capital Surplus” means the amount, if any, by which the Estimated Closing Working Capital exceeds the Target Working Capital.

“Estimated Seller Transaction Expenses” has the meaning set forth in Section 2.1.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Taxes” means, regardless of the disclosure of any matter set forth in the Disclosure Schedule, (a) any Taxes imposed on or payable by the Group Companies for a Pre-Closing Tax Period (determined, in the case of a Straddle Period, in accordance with Section 8.2), including any Taxes imposed under Section 951 or Section 951A of the Code (or any similar provision of state, local or foreign Law) to the extent attributable to a Pre-Closing Tax Period; (b) any Taxes of another Person (other than another Group Company) for which a Group Company is responsible as a result of such Group Company being (or ceasing to be) (i) a member of an affiliated, consolidated, combined, unitary, aggregate or similar group at any time prior to the Closing Date, (ii) a transferee or successor or (iii) by operation of Law, in each case which Taxes relate to an event occurring on or before the Closing Date; (c) any Taxes of another Person (other than another Group Company) for which a Group Company is liable as a result of an express obligation arising on or prior to the Closing Date to indemnify or otherwise assume or succeed to the Taxes of any other Person (other than commercial Contracts entered into in the ordinary course of business that do not primarily relate to Taxes); (d) any Transfer Taxes for which Sellers are liable pursuant to Section 8.8; (e) any Taxes imposed on Buyer or any of its Affiliates (including, following the Closing, the Group Companies) arising as a result of the failure to deduct or withhold the correct amount of Taxes with respect to any amount payable to a Seller under this Agreement; (f) the net tax Liability that is payable by the Company after the Closing Date as a result of an election under Section 965(h) of the Code (or any similar provision of state or local law); and (g) the amount of Vietnamese Capital Transaction Taxes payable by T.A Vietnam.

“Fidelity Charitable” means Fidelity Investments Charitable Gift Fund, a Massachusetts Trust.

“Final Determination Date” means the date on which the Closing Cash, Closing Indebtedness, Closing Working Capital and Seller Transaction Expenses are finally determined.

“Financial Statements” has the meaning set forth in Section 4.6.

“Formation Documents” means, with respect to any entity, the articles of organization, articles of incorporation, certificate of incorporation, certificate of formation or any similar document required by the Laws of the applicable jurisdiction to incorporate or organize a corporation, limited liability company or other such similar entity.

“Formation Jurisdiction” means the jurisdiction in which the Formation Documents are filed.

“Fraud” means, with respect to any Party, such Party’s common law fraud as defined under Delaware law, with respect to the making of the express representations and warranties in ARTICLE 3, ARTICLE 4 or ARTICLE 5.

“FTC” has the meaning set forth in Section 6.2(b).

“GAAP” means generally accepted accounting principles in the United States, as of the date hereof (or, as used in Section 4.6, with respect to any Financial Statements, as in effect as of the date such Financial Statements were prepared), consistently applied.

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Group Company” means the Company and T.A Vietnam.

“Guaranteed Buyer Obligations” has the meaning set forth in Section 13.18.

“Hazardous Substances” shall mean (whether solid, liquid or gas) any quantity of asbestos in any form, urea formaldehyde, polychlorinated biphenyls, per- or poly-fluoroalkyl substances, trichloroethylene, radon gas, pollutants, harmful biological agents (including mold), radiation and radioactive materials, substances or wastes, contaminants, crude oil or any fraction thereof including any hydraulic oil or chain oil, all forms of natural gas, petroleum products or by-products, or any toxic, hazardous, infectious, reactive, corrosive, ignitable or flammable chemical, chemical compound, substance, material or waste as defined or listed in, regulated by, or could give rise to liability under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Improvements” has the meaning set forth in Section 4.13(i).

“Indebtedness” means, for the Group Companies on a consolidated basis, without duplication, (a) any indebtedness for borrowed money, (b) other indebtedness that is evidenced by a note, bond, draft, debenture or similar debt instrument, (c) all obligations of such Person which have been, or in accordance with GAAP as of the date hereof are required to be, recorded as capital leases or otherwise capitalized on the books and records of such Person, (d) bankers’ acceptances, letters of credit or similar credit transactions, in each case, only to the extent drawn, (e) any accrued or unpaid interest related to any of the foregoing clauses (a) through (d), (f) net obligations of the Group Companies in respect of hedges or similar arrangements, including swaps, hedges or similar arrangements relating to foreign exchange (in each case valued at their termination value at the date of determination), (g) liabilities payable in respect of deferred purchase price of any securities, assets, property or services, whether contingent or otherwise, and amounts owed under any earn-out or similar performance payment at the maximum value, (h) conditional sale or other title retention Contracts with respect to property acquired, including any “earnout” or similar payments, (i) liabilities secured by a purchase money mortgage or other similar Encumbrances to secure all or part of the purchase price of property subject to such mortgage or Encumbrance (other than Permitted Encumbrances), (j) liabilities secured by Encumbrances on property acquired, whether or not such liabilities were assumed at the time of acquisition of such property (other than Permitted Encumbrances), (k) the portion of any severance, employee bonuses or incentive compensation payments (including any Group Company’s portion of any employment Taxes relating thereto, regardless of whether or not such amounts are currently due and payable or deferred under Section 2302 of the CARES Act (or any similar provision of state, local or foreign Law)) that are due and payable in, or arising with respect or are related to, pre-Closing periods and not otherwise included in the calculation of Seller Transaction Expenses or taken into account in Closing Working Capital, (l) breakage or similar costs for interest rate hedges or early termination of any of the liabilities of a type reflected above, (m) any amounts attributable to a cash overdraft position, (n) any prepayment penalties, redemption premiums, call premiums, make-whole payments or similar fees, costs, expenses and/or penalties incurred in relation to the payment of any Indebtedness, (o) all obligations of the Group Companies in respect of any Benefit Plan contributions related to pre-Closing periods, including any liabilities related to the underfunding of any pension plan, (p) the Specified Tax Amount, (q) any incurred but unpaid capital expenditures, (r) liabilities of a type described in clauses (a) through (q) above which are directly or indirectly guaranteed by the any Group Company or which any Group Company has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss; provided, however, that in no event will Indebtedness include (i) indebtedness incurred by any Group Company that is owed to the other Group Company to the extent eliminated in consolidation, (ii) undrawn amounts under existing letters of credit, lines of credit and revolving credit facilities, (iii) any amount taken into account in calculating Closing Working Capital and (iv) any Seller Transaction Expenses.

“Indemnity Escrow Account” has the meaning set forth in Section 1.6(b).

“Indemnity Escrow Amount” has the meaning set forth in Section 1.6(b).

“Information Systems” means all computer hardware, databases and data storage systems, computer, data, database and communications networks (other than the internet), architecture interfaces and firewalls (whether for data, voice, video or other media access, transmission or reception) and other apparatus used to create, store, transmit, exchange or receive information in any form.

“Insurance Policies” has the meaning set forth in Section 4.21.

“Intellectual Property” means any and all of the following: Patents, copyrightable works, Copyrights, technology, know-how, processes, Trade Secrets, inventions and designs (including inventions and/or designs conceived prior to the Effective Time but not documented as of the Effective Time), and all improvements to any of the foregoing, proprietary data, algorithms, formulae, research and development data, computer software programs, data bases, Marks, internet domain names, internet addresses and other computer identifiers, websites or web pages, brand names or corporate names (including, in each case, the goodwill associated therewith), and other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world.

“Inventory Count” has the meaning set forth in Section 2.1.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” or any variant thereof, means the current actual knowledge, as of the date hereof, of Yongki Yi, Tony Yi, Chung Heesok and Jin Jing Xue, after reasonable inquiry of their direct reports.

“Law” means, with respect to a Person, any law, statute, common law, rule, regulation, ordinance, order or decree applicable to such Person.

“Leased Facilities” has the meaning set forth in Section 4.13(b)(i).

“Leases” has the meaning set forth in Section 4.13(b)(i).

“Licensed Intellectual Property” has the meaning set forth in Section 4.14(b).

“Listing Threshold” means $250,000.

“Locked-Up Parent Stock” has the meaning set forth in Section 6.9.

“Losses” has the meaning set forth in Section 11.2.

“Marks” means all registered and unregistered United States and foreign trade names, trademarks, trade dress and service marks, together with any applications related thereto.

“Material Adverse Effect” means a violation, inaccuracy, breach, default failure to comply, change in circumstances, loss, effect, fact, agreement, arrangement, commitment, understanding, or obligation which, as a result of the occurrence or existence thereof, has a material adverse effect on the business, financial condition or results of operations of the Group Companies, taken as a whole or that has a material adverse effect on the ability of a Seller to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that Material Adverse Effect does not include a material adverse effect or impact on the business, financial condition or results of operations of the Group Companies to the extent caused by (a) public or industry knowledge of the Transactions, (b) the communication by Buyer of its plans or intentions with respect to the Group Companies, (c) failure (in and of itself) by the Group Companies to meet any internal or published projections, forecasts, or revenue or earnings predictions, (d) the consummation of the Transactions or any actions by any Party taken pursuant to this Agreement, with respect to the Transactions or with respect to the Group Companies, (e) any change in GAAP, (f) general economic conditions or other conditions generally affecting the industry in which a Group Company competes or participates (including fluctuating conditions resulting from cyclicality or seasonality affecting a Group Company), (g) natural disasters or acts of nature, (h) hostilities, acts of war, sabotage or terrorism, including cyberwarfare or hacking of computer or cloud-based systems or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (i) matters adversely affecting financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index, or any adverse change in the price of any commodity), (j) changes in applicable Law after the date hereof or (k) changes arising in connection with any epidemic, pandemic (including COVID-19), disease outbreak or other public health crisis or public health event (including as a result of any COVID-19 Measures); provided that any adverse effects resulting from matters described in the foregoing subclauses (e), (f), (g), (h), (i), (j) and (k) may be taken into account in determining whether there is or has been a Material Adverse Effect to the extent such adverse effects have a disproportionate effect on the Group Companies, taken as a whole, relative to other participants engaged in the industries and in the geographies in which the Group Companies operate.

“Most Recent Balance Sheet Date” has the meaning set forth in Section 4.6(a).

“Most Recent Financial Statements” has the meaning set forth in Section 4.6(a).

“Nasdaq” has the meaning set forth in Section 6.8.

“Nasdaq Listing Application” has the meaning set forth in Section 6.8.

“Net Adjustment Amount” has the meaning set forth in Section 2.4(e).

“Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing that is not at the time it is to be engaged hereunder rendering services to any Party, or any Affiliate of any Party, and has not done so within the two (2) year period prior thereto.

“Order” means any judgment, order, writ, decision, stipulation, determination, injunction, award or decree of any foreign, federal, state, local or other court or tribunal and any ruling or award in any binding arbitration proceeding.

“Owned Real Property” has the meaning set forth in Section 4.13(a).

“Parent” has the meaning set forth in the Preamble.

“Parent SEC Document” means all forms, statements, documents and reports filed or furnished prior to the date hereof by Parent with the SEC since January 1, 2019, as amended through the date hereof.

“Parent Stock” means the common stock of Parent, par value $0.01 per share.

“Parties” has the meaning set forth in the Preamble.

“Patents” means all issued United States and foreign patents, patent applications, and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof.

“Payment Direction Letter” has the meaning set forth in Section 1.5(a)(xii).

“Payoff Amount” has the meaning set forth in Section 8.9.

“Payoff Letters” has the meaning set forth in Section 8.9.

“Permits” means all licenses, permits, waivers, registrations, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Authority that are necessary for the operation of the Group Companies.

“Permitted Encumbrances” means (a) liens for Taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith and for which appropriate reserves have been made in accordance with GAAP, (b) liens of landlords under Leases, (c) liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable or which are being contested in good faith, (d) other liens or imperfections on property which are not material in amount or do not, individually or in the aggregate, materially detract from the value of or materially impair the existing use of the property affected by such lien or imperfections, (e) liens relating to deposits made in the ordinary course of business, including those made in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade or governmental contracts or other similar agreements, (f) purchase money liens on personal property acquired, or liens on equipment leased, in the ordinary course of business, (g) liens specifically identified in the Financial Statements, (h) liens securing executory obligations under any lease that constitutes a “capital lease” under GAAP, (i) any utility company rights, easements and franchises that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued operation of the Leased Facilities and Owed Real Property, to which they relate in the conduct of the businesses of the relevant Group Company, as presently conducted, and (j) those liens set forth on the Permitted Encumbrance Schedule.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Personal Data” has the same meaning as the terms “personal data,” “personal information,” “personally identifiable information” or the equivalent under the applicable Data Protection Requirement.

“Personal Guaranties” has the meaning set forth in Section 6.7.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“PPP Loan” means any covered loan obtained under 15 U.S.C. 636(a)(36) (as added to the Small Business Act by Section 1102 of the CARES Act).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on the Closing Date.

“Privacy Policies” means all published, posted and internal policies, procedures, agreements and notices of the Group Companies relating to the collection, use, storage, disclosure or cross-border transfer of Personal Data by any Group Company.

“Pro Rata Share” of a Seller means the percentage set forth opposite such Seller’s name on Annex I.

“Qualified Plan” has the meaning set forth in Section 4.18(d).

“Reference Date” means January 1, 2016.

“Registered Intellectual Property” means all Copyrights, Marks and Patents that are the subject of an application, certificate, filing or registration issued by, filed with, or recorded by, any Government Authority or other public legal authority in any jurisdiction throughout the world.

“Registration Rights Agreement” has the meaning set forth in Section 6.10.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, burying, emitting, escaping, emptying, dispersal, leaching, migrating, transporting or placing of a Hazardous Substance in, into, under or upon any land, soil, sediment, surface water, groundwater, drinking water supply or air.

“Remedial Action” means any and all actions to: (a) investigate, clean up, remove, abate, treat or remediate Hazardous Substances in the indoor or outdoor environment, or conduct any remedial or corrective actions with respect thereto; or (b) respond to any government requests for information or documents in any way relating to the investigation, cleanup, removal, abatement, treatment or remediation, or potential cleanup, removal, abatement, treatment or remediation, of Hazardous Substances.

“Representatives” means, when used with reference to a Person, the directors, managers, members, officers, employees, affiliates, representatives (including, without limitation, advisors, consultants, attorneys and accountants) and agents of such Person.

“Required Consents” has the meaning set forth in Section 9.4.

“Reserve Account” has the meaning set forth in Section 1.7.

“Reserve Amount” has the meaning set forth in Section 1.7.

“Resignations” has the meaning set forth in Section 9.5.

“Restricted Territory” means the jurisdictions where the Group Companies operate immediately prior to Closing.

“Restrictive Covenants” has the meaning set forth in Section 7.2(c).

“Review Period” means a period of 30 days after delivery of the Buyer Closing Statement.

“RSM” means RSM US LLP.

“RSM Report” has the meaning set forth in Exhibit E.

“RWI Policy” has the meaning set forth in Section 7.1.

“Sanctioned Country” means, at any time, a country or territory which is, or whose government is, the subject or target of any Sanctions broadly restricting or prohibiting dealings with such country, territory or government (currently, Cuba, the Crimea region of Ukraine, Iran, North Korea and Syria).

“Sanctioned Person” means, at any time, any Person with whom dealings are restricted or prohibited under Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce), the United Nations Security Council, the European Union or any of its member states, Her Majesty’s Treasury or Switzerland, (b) any Person organized under the laws or a resident of, or any Governmental Authority or governmental instrumentality of, a Sanctioned Country or (c) any Person 50% or more directly or indirectly owned by, controlled by, or acting for the benefit or on behalf of, any Person described in clauses (a) or (b) hereof.

“Sanctions” means: (a) economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce, (ii) the United Nations Security Council, (iii) the European Union or any of its member states, (iv) Her Majesty’s Treasury and (v) Switzerland; or (b) any corresponding Laws of jurisdictions in which either of the Group Companies operates.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Section 965 Amount” means all liabilities for unpaid Taxes of the Company that are attributable to amounts includible in the income of the Company as a result of Section 965 of the Code (or any similar provision of state or local Law), including any net Tax liability that is payable in a future taxable year as a result of an election under Section 965(h) of the Code (or any similar provision of state or local Law) that was made on or prior to the Closing Date.

“Securities Act” means the Securities Act of 1933.

“Seller Representative” has the meaning set forth in Section 13.16(a).

“Seller Returns” has the meaning set forth in Section 8.1(a).

“Seller Transaction Expenses” means, without duplication, (a) the fees and expenses of Robert W. Baird & Co., RSM US LLP, SMRH, SLP Environmental Co., Ltd and all other of the out-of-pocket, Third Party deal fees and expenses incurred prior to the Closing in connection with the Transactions (including such fees and expenses of bankers, accountants, attorneys and other deal professionals), by or on behalf of the Group Companies or Sellers, (b) the fees or expenses incurred in connection with the preparation of the T.A Vietnam Valuation Report that are allocated to Sellers pursuant to Section 8.9, and (c) all unpaid out-of-pocket costs and expenses that were incurred by any Group Company in connection with the preparation of the Amended Tax Returns.

“Sellers” has the meaning set forth in the Preamble.

“Shares” has the meaning set forth in the Recitals.

“SMRH” means Sheppard, Mullin, Richter & Hampton LLP.

“Specified Tax Amount” means an amount equal to the sum of (a) an amount, not less than zero, equal to the sum of all current liabilities for unpaid Taxes (including any income Taxes payable by a Group Company for its taxable year ending December 31, 2020) of the Group Companies for all Pre-Closing Tax Periods (including any payroll taxes that are deferred by the Group Companies pursuant to Section 2302 of the CARES Act (or any similar provision of state, local or foreign Law)), in each case, taking into account (i) any deductions arising from the payment of any Seller Transaction Expenses to the extent such deductions are “more-likely-than-not” deductible (or deductible at a higher confidence level) under applicable Law and have the effect of reducing a particular Tax liability to which such deductions are relevant, (ii) any estimated (or other prepaid) Tax payments to the extent that such payments have the effect of reducing (not below zero) the particular current Tax liability in respect of which such payments were made and (iii) any Taxes resulting from any adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law) with respect to any accounting method change effected on or prior to the Closing Date, (b) the Section 965 Amount and (c) the amount of Vietnamese Capital Transaction Taxes that are reasonably expected to be payable by T.A Vietnam. For the avoidance of doubt, the Specified Tax Amount shall not include any deferred Tax liabilities and deferred Tax assets.

“Stock Consideration” has the meaning set forth in Section 1.2.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“T.A Vietnam” has the meaning set forth in Section 4.5.

“T.A Vietnam Valuation Report” has the meaning set forth in Section 8.9.

“Target Working Capital” means $48,800,000.

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, profit, windfall profits, estimated, premium, severance, gross receipts, stamp, transfer, net worth, real or personal property, sales, use, license, franchise, employment, unemployment, disability, payroll, withholding, alternative or add-on minimum, ad valorem, escheat, unclaimed property, transfer or excise tax, duties, levies, contributions, customs, tariffs, imposts, assessments, obligations and charges or any other tax of any kind whatsoever imposed by any Governmental Authority, together with any fine, interest, penalty, charge or addition to tax imposed by such Governmental Authority with respect thereto (whether disputed or not).

“Tax Refund” has the meaning set forth in Section 8.5.

“Tax Return” means any return, certificate, report or similar statement (including, for the avoidance of doubt, FinCEN Form 114) required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax and any affiliated, consolidated, combined, unitary or similar return, including any and all supporting workpapers, and any schedule or attachment or other supplements thereto.

“Termination Notice” has the meaning set forth in Section 12.2.

“Third Party” means a Person that is not a party to this Agreement, but excluding any Affiliate of a Party.

“Tony Director Loan Balance” has the meaning set forth in Section 6.14.

“Top Customers” has the meaning set forth in Section 4.22(a).

“Top Suppliers” has the meaning set forth in Section 4.22(a).

“Trade Secrets” mean trade secrets, confidential business information and other proprietary information including designs, research and development information, technical information, specifications, operating and maintenance manuals, methods, engineering drawings, know-how, data, discoveries, inventions, industrial designs and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection).

“Transactions” means all of the transactions contemplated by this Agreement and the Ancillary Documents.

“Transfer” has the meaning set forth in Section 6.9.

“Transfer Agent” has the meaning set forth in Section 1.8.

“Transfer Taxes” means transfer, documentary, sales, use, excise, value-added, gross receipts, real estate, stamp, registration, documentary and other such Taxes, and all conveyance fees, recording and notarial charges and other similar fees, charges, duties, levies, customs, tariffs imposts, assessments and obligations (including any penalties and interest), incurred in connection with consummation of the Transactions. For the avoidance of doubt, Transfer Taxes shall not include any Vietnamese Capital Transaction Taxes.

“Unadjusted Cash Consideration” has the meaning set forth in Section 1.2.

“Venue” means Dallas, Texas.

“Vietcombank” has the meaning set forth in the definition of Credit Facilities.

“Vietinbank” has the meaning set forth in the definition of Credit Facilities.

“Vietnamese Capital Transaction Taxes” means the amount of income Taxes payable by T.A Vietnam, on behalf of the Company, its sole shareholder, in accordance with the prevailing regulations on Corporate Income Tax of Vietnam as a result of the indirect transfer of the Equity Interests of T.A Vietnam occurring as a result of purchase and sale of the Shares occurring pursuant to this Agreement.

“WARN Act” has the meaning set forth in Section 4.17(f).

“Working Capital” has the meaning set forth on Exhibit E.

“Yongki Director Loan Balance” has the meaning set forth in Section 6.14.

ANNEX I
LIST OF SELLERS AND PRO RATA SHARE

Name	Residence Address	Shares	Pro Rata Share
2014 Yi Family Trust		602,000	24.5714%
UKJ, LLC		782,250	31.9286%
DRIN, LLC		173,600	7.0857%
EDWARD WON YI		73,500	3.0000%
ELIZABETH CHONG		48,900	1.9959%
ANDREW SOO YI		87,100	3.5551%
EWY 2020 Delaware Trust		35,700	1.4571%
JMG 2020 Delaware Trust		35,700	1.4571%
ASY-ESY Delaware Trust		111,600	4.5551%
Campanis Crystal Trust		73,500	3.0000%
SageGreen Trust		133,400	5.4449%
EJC 2020 Delaware Trust		43,600	1.7796%
ESY Descendants Trust		65,400	2.6694%
Fidelity Investments Charitable Gift Fund		77,000	3.1429%
AWY 2020 Delaware Trust		106,750	4.3571%
TOTAL		2,450,000	100%

-17-